4/23

07022911

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wo Kee (Holdings) Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03990 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

B

OICF/BY: dw

DAT : 4/26/07

## THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).



# WO KEE HONG (HOLDINGS) LIMITED
# 和記行(集團)有限公司*

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 720)**

## PROPOSED DIRECTOR FOR RE-ELECTION
## GENERAL MANDATE TO REPURCHASE SECURITIES
## AND
## GENERAL MANDATE TO ISSUE NEW SHARES

A notice convening an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Thursday, May 31, 2007 at 12:00 noon or any adjournment thereof, is set out on pages 12 to 16 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *for identification purposes only*

April 17, 2007

# CONTENTS

# RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

*In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:*

| | |
|---|---|
| "Annual General Meeting" | the annual general meeting of the Company to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 31, 2007 at 12:00 noon or any adjournment thereof; |
| "associates" | has the same meaning ascribed thereto in the Listing Rules; |
| "Board" | the board of Directors; |
| "Bye-laws" | the bye-laws of the Company; |
| "Company" | WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Stock Exchange; |
| "Issue Mandate" | the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to exercise all the power to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the issued share capital of the Company as at the date of the passing of the resolution approving such mandate; |
| "Directors" | the directors of the Company; |
| "Hong Kong" | The Hong Kong Special Administrative Region of the People's Republic of China; |
| "Latest Practicable Date" | April 12, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein; |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange; |
| "Repurchase Mandate" | the general and unconditional mandate to be granted to the Directors at the Annual General Meeting to repurchase securities of the Company on the Stock Exchange of up to 10% of the issued share capital of the Company as at the date of the passing of the resolution approving such mandate; |

| | |
|---|---|
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); |
| "Share(s)" | ordinary share(s) of HK$1.00 each in the capital of the Company; |
| "Shareholder(s)" | holder(s) of Share(s); |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers; and |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong. |

# WO KEE HONG (HOLDINGS) LIMITED
# 和記行（集團）有限公司*

*(Incorporated in Bermuda with limited liability)*

**(Stock Code: 720)**

*Executive Directors:*
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
*(Executive Chairman & Chief Executive Officer)*
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

*Non-executive Director:*
Ms. Kam Har YUE

*Independent Non-executive Directors:*
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

*Registered office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal office in Hong Kong:*
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

April 17, 2007

*To all Shareholders*

Dear Sir or Madam,

**PROPOSED DIRECTOR FOR RE-ELECTION**
**GENERAL MANDATE TO REPURCHASE SECURITIES**
**AND**
**GENERAL MANDATE TO ISSUE NEW SHARES**

## INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. They are (i) re-election of Mr. Raymond Cho Min LEE as Director, and (ii) the proposed grant of the Issue Mandate and the Repurchase Mandate.

* *for identification purposes only*

## PROPOSED DIRECTOR FOR RE-ELECTION

According to bye-law 99(A) of the Bye-laws, at each annual general meeting, one-third of the Directors (save for any chairman or managing director) for the time being, or if their number is not a multiple of three (3), the number nearest to but not greater than one-third, shall retire from office by rotation. The Directors to retire at every annual general meeting shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire, unless they otherwise agree between themselves, shall be determined by lot. Such retiring Directors shall be eligible for re-election.

Mr. Sammy Chi Chung SUEN, an executive Director, has indicated his intention to resign effective on April 19, 2007 as he has reached retirement age. Accordingly, at the time of the Annual General Meeting, Mr. Sammy Chi Chung, SUEN will no longer be a director of the Company.

The number nearest one-third of the remaining eight Directors, excluding Mr. Richard Man Fai LEE, who is the Chairman, and Mr. Sammy Chi Chung SUEN, who will resign on April 19, 2007, shall retire from office according to bye-law 99(A) of the Bye-laws. Mr. Wing Sum LEE, Honorary Chairman, and Mr. Raymond Cho Min LEE, an independent non-executive Director, being the Directors longest in office since their last election, shall retire at the Annual General Meeting. Mr. Wing Sum LEE wishes to retire after the conclusion of the Annual General Meeting and has indicated his intention not to offer himself for re-election but to retain the title of Honorary Chairman. Mr. Raymond Cho Min LEE, being eligible, shall offer himself for re-election at the Annual General Meeting.

Mr. Raymond Cho Min LEE has indicated his willingness to be re-elected at the Annual General Meeting.

Bye-law 103 of the Bye-laws provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the office of the Company a notice in writing signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected. Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Road, Kwai Chung, New Territories, Hong Kong on or before Wednesday, May 23, 2007.

The details and brief biography of Mr. Raymond Cho Min LEE is set out in Appendix I to this circular. If a valid notice from a Shareholder to propose a person to stand for election as a director of the Company at the Annual General Meeting is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate(s) proposed.

## PROPOSED GRANT OF GENERAL MANDATES

At the annual general meeting of the Company held on June 15, 2006, ordinary resolutions were passed to, among other things, grant the general mandates to the Directors (i) to repurchase, among other things, Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on June 15, 2006; and (ii) to allot and issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on June 15, 2006 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company's issued share capital) of any Shares repurchased by the Company.

These general mandates will lapse at the conclusion of the Annual General Meeting.

### The Repurchase Mandate

At the forthcoming Annual General Meeting, an ordinary resolution will be proposed in respect of the granting to the Directors of the Repurchase Mandate, in the terms set out in the notice of Annual General Meeting, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders, and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or the Bye-laws. The aggregate nominal amount of Shares to be purchased pursuant to the Repurchase Mandate shall not exceed 10% of the issued share capital of the Company at the date of passing the relevant resolution.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix II to this circular.

### The Issue Mandate

At the Annual General Meeting, ordinary resolutions will also be proposed to renew the general mandate granted to the Directors to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of passing the relevant resolution, and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the Repurchase Mandate.

## ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 31, 2007 at 12:00 noon or any adjournment thereof is set out on pages 12 to 16 of this circular and a form of proxy for use at the Annual General Meeting is therein enclosed. Whether or not the Shareholders intend to be present at the Annual General Meeting, they are requested to complete the form of proxy and return it to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting or any adjournment thereof or upon the poll concerned if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

## PROCEDURES FOR DEMANDING POLL

Pursuant to bye-law 70 of the Bye-laws, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

## RECOMMENDATIONS

The Board considers that the re-election of the retiring Director and the granting of the Issue Mandate and Repurchase Mandate are in the best interest of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
**For and on behalf of**
**WO KEE HONG (HOLDINGS) LIMITED**
**Richard Man Fai LEE**
*Executive Chairman and Chief Executive Officer*

*The details and brief biography of the Director proposed to be re-elected at the Annual General Meeting are set out as follows:*

**Mr. Raymond Cho Min LEE**, Ed.M, Harvard University, aged 51, was appointed as an independent non-executive Director since May 3, 2001 and is the Chairman of the Audit Committee of the Company.

Mr. LEE is the Chairman of Oasis Hong Kong Airlines Limited, and Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

Other than his relationship arising from his being an independent non-executive Director, Mr. Lee does not have any relationship with any other Director, senior management, substantial shareholders or controlling shareholders of the Company.

As at the Latest Practicable Date, ODE Asia Limited, which is wholly owned by M.W. Lee & Sons Enterprises Limited and controlled by Mr. LEE, is interested in 1,920,200 shares, representing approximately 0.87% interest in the share capital of the Company. In addition, as at the Latest Practicable Date, Mr. LEE has options to subscribe for 220,241 shares at the subscription price of HK$1.00 exercisable during the period between June 4, 2002 to June 3, 2008 and 1,144 shares at the subscription price of HK$1.00 exercisable during the period between September 24, 2002 to September 23, 2008. Save for the aforementioned interest in Shares and the options granted to him under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules, Mr. LEE has no other interest in the Company within the meaning of Part XV of the SFO.

Other than the directorship with the Company, Mr. LEE does not hold any directorships in any other companies listed on the Stock Exchange in the past three years. There is no service contract between Mr. LEE and the Company. Mr. LEE's term of service with the Company has been fixed at 2 years subject to retirement by rotation and re-election in accordance with the Bye-laws. Mr. LEE's existing remuneration as a Director is set at HK$88,000.00 per annum with reference to the Company's remuneration policy and guidelines adopted by the remuneration committee of the Company and the prevailing market rate. Such remuneration is subject to review by the remuneration committee on an annual basis.

In relation to Mr. LEE's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. There is no other matter which needs to be brought to the attention of the shareholders of the Company in relation to the proposed re-election of the retiring Director.

*This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Annual General Meeting.*

## THE LISTING RULES

The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange, the following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:

### Shareholders' Approval

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.

### Source of Funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the Company's memorandum of association and Bye-laws and the Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased Shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

## REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

## FUNDING OF REPURCHASES

Repurchases of Shares will be funded out of funds legally available for the purchase in accordance with the Company's memorandum of association and Bye-laws and the applicable laws of Bermuda.

On the basis of the current financial position of the Company as disclosed in the audited accounts contained in the 2006 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The exercise in full of the Repurchase Mandate, on the basis of 221,615,433 Shares in issue as at the Latest Practicable Date (assuming that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the Annual General Meeting) would result in up to 22,161,543 Shares being repurchased by the Company during the period in which the Repurchase Mandate remains in force.

**GENERAL**

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associates, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Company's memorandum of association and Bye-laws.

If as a result of a repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Modern Orbit Limited, Mr. Richard Man Fai, LEE, Ms. Siew Yit HOH, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and their respective associates (collectively the "Controlling Shareholders") were interested in 128,491,216 Shares, representing approximately 57.98% of the issued share capital of the Company. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings would increase to approximately 64.42% of the issued share capital of the Company. The Directors consider that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Furthermore, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange).

No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

## SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

| | Highest *HK$* | Lowest *HK$* |
|---|---|---|
| **2006** | | |
| April | 0.550* | 0.430* |
| May | 0.590* | 0.430* |
| June | 0.480* | 0.440* |
| July | 0.450 | 0.365 |
| August | 0.500 | 0.400 |
| September | 0.540 | 0.405 |
| October | 0.430 | 0.260 |
| November | 0.410 | 0.280 |
| December | 0.400 | 0.340 |
| **2007** | | |
| January | 0.440 | 0.350 |
| February | 0.480 | 0.355 |
| March | 0.490 | 0.380 |
| April (up to April 12, 2007) | 0.480 | 0.425 |

* Adjusted to take into account the effect of share consolidation (by consolidating every 10 shares of $0.10 each into one Share) which became effective on June 15, 2006.

## SECURITIES PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.

**WO KEE HONG (HOLDINGS) LIMITED**
**和記行（集團）有限公司***
*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 720)**

**NOTICE IS HEREBY GIVEN** that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 31, 2007 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2006;

2. (A) To re-elect Mr. Raymond Cho Min LEE as a director of the Company; and

   (B) To authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors and to fix their remuneration;

4. As special business, to consider and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions:

   (A) "**THAT:**

   (a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements, and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

* *for identification purposes only*

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issued to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company in force from time to time, shall not exceed 20% of the issued share capital of the Company as at the date of passing of this resolution and the said approval be limited accordingly; and

(d) for the purpose of this resolution;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within the next annual general meeting of the Company if required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company in the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or such stock exchange in any territory outside Hong Kong)."

(B) "**THAT:**

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the issued share capital of the Company at the date of passing this resolution and the said approval be limited accordingly; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** subject to the passing of resolutions numbered 4(A) and 4(B), the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 4(B) shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 4(A) above, provided that such amount shall not exceed 10% of the issued share capital of the Company as at the date of passing of this resolution."

By order of the Board
**WO KEE HONG (HOLDINGS) LIMITED**
**Phyllis NG**
*Company Secretary*

Hong Kong, April 17, 2007

*Registered office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal office in Hong Kong:*
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

*Notes:*

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

**此乃要件　請即處理**

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。



**WO KEE HONG (HOLDINGS) LIMITED**

**和記行(集團)有限公司***

*(於百慕達註冊成立之有限公司)*

**(股份編號：720)**

# 建議董事重選連任
# 購回證券之一般授權
# 及
# 發行新股之一般授權

和記行(集團)有限公司(「本公司」)謹訂於二零零七年五月三十一日(星期四)中午十二時正舉行之本公司股東週年大會，假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，大會通告載於本通函第12至16頁。

無論　閣下能否出席大會，務請按照代表委任表格列印之指示將表格填妥，並於大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會或於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

* *僅供識別*

香港，二零零七年四月十七日

# 目 錄

*頁次*

# 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

*除文義另有所指外，於本通函內，下列詞語具有以下涵義：*

| | | |
|---|---|---|
| 「股東週年大會」 | 指 | 本公司將於二零零七年五月三十一日(星期四)假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東週年大會； |
| 「聯繫人士」 | 指 | 與上市規則所界定者具相同涵義； |
| 「董事會」 | 指 | 指董事會； |
| 「公司細則」 | 指 | 本公司之公司細則； |
| 「本公司」 | 指 | 和記行(集團)有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所主板上市； |
| 「發行授權」 | 指 | 指於股東週年大會授予董事之一般及無條件授權，以行使一切權力配發、發行及以其他方式處置本公司之新股份，惟數目不得超過批准該項授權之決議案通過日期本公司已發行股本之20%； |
| 「董事」 | 指 | 指本公司董事； |
| 「香港」 | 指 | 中華人民共和國香港特別行政區； |
| 「最後實際可行日期」 | 指 | 二零零七年四月十二日，即本通函付印前為確定其所載之若干資料之最後實際可行日期； |
| 「上市規則」 | 指 | 指聯交所證券上市規則； |
| 「購回授權」 | 指 | 指於股東週年大會授予董事之一般及無條件授權，以在聯交所購回本公司證券，惟數目不得超過批准該項授權之決議案通過日期本公司已發行股本之10%； |

| | | |
|---|---|---|
| 「證券及期貨條例」 | 指 | 證券及期貨條例(香港法例第571章); |
| 「股份」 | 指 | 本公司股本中每股面值港幣1.00元之普通股; |
| 「股東」 | 指 | 股份之持有人; |
| 「聯交所」 | 指 | 香港聯合交易所有限公司; |
| 「收購守則」 | 指 | 香港公司收購及合併股份守則;及 |
| 「港幣」 | 指 | 香港法定貨幣港元。 |

**WO KEE HONG (HOLDINGS) LIMITED**
**和記行(集團)有限公司***
*(於百慕達註冊成立之有限公司)*
**(股份編號：720)**

*執行董事：*
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

*非執行董事：*
余金霞女士

*獨立非執行董事：*
陳文生先生
李卓民先生
張應坤先生

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

*香港主要辦事處：*
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

**建議董事重選連任**
**購回證券之一般授權**
**及**
**發行新股之一般授權**

## 緒言

本通函旨在向 閣下提供將於股東週年大會上處理之事項之資料，即(i)重選李卓民先生為董事，及(ii)建議授予發行授權及購回授權。

* *僅供識別*

## 建議董事重選連任

根據公司細則第99(A)條，在每屆股東週年大會上，除主席和董事總經理外，三分之一之現任董事(或倘董事人數並非三或三之倍數，則應取最接近但不多於三分之一之數)須任滿告退。在每屆股東週年大會上，退任董事將為自上次選舉以來任期最長之董事，惟如超過一位董事乃在同一日退任，則退任董事將以抽簽決定(除非彼等另行達成協議)。該等退任董事可膺選連任。

執行董事孫志冲先生因已介退休年齡，已表明將於二零零七年四月十九日起辭任董事職務。因此，於股東週年大會召開之時，孫志冲先生將不再擔任本公司董事一職。

除主席李文輝先生和將於二零零七年四月十九日辭任董事職務的孫志冲先生外，餘下之八名董事之三分之一須根據公司細則第99(A)條任滿告退。榮譽主席李永森先生及獨立非執行董事李卓民先生為自上次選舉以來任期最長之董事，須於股東週年大會上任滿告退。李永森先生希望於週年大會完結之後退休，亦已表明無意被重選連任，惟仍留任榮譽主席一職。李卓民先生可膺選連任，並願意在股東週年大會上被重選連任。

李卓民先生已表明其在股東週年大會上連任董事之意願。

公司細則第103條規定，除退任之董事外，任何未經董事會推薦之人士均不具資格於任何股東大會獲選為董事，除非有合資格出席股東週年大會並可於會上投票之股東(提名人士除外)於預定會議日期最少七(7)天前向本公司辦事處遞交由其簽署之書面通知，表明有意提名該人士參選董事，而該被提名人士亦已發出書面通知表明願意參選。故此，如股東有意提名任何人士在股東週年大會參選董事，則須發出通知表明有意提名該人士參選董事，而獲提名人士亦須發出簽署通知確認參選意願。該等通知必須於二零零七年五月二十三日(星期三)或之前送達本公司於香港之主要辦事處(地址為香港新界葵涌青山道585-609號和記行大廈A座10樓)，方為有效。

李卓民先生之詳細資料及簡歷載於本通函附錄一。如本公司於本通函付印後接獲股東提名任何人士在股東週年大會參選董事之有效通知，則將發出一份補充通函，以知會股東新增提名候選人之資料。

## 建議授出一般授權

本公司於二零零六年六月十五日舉行之股東週年大會上通過普通決議案，涉及(其中包括)授予董事一般授權，(i)以購回(其中包括)面值總額不超過本公司於二零零六年六月十五日已發行股本面值總額10%之股份；及(ii)配發及發行及以其他方式處置不超本公司於二零零六年六月十五日已發行股本面值總額20%之股份，以及本公司所購回任何股份之面值(最多達本公司已發行股本面值總額之10%)。

該等一般授權將於股東週年大會結束時失效。

## 購回授權

於應屆股東週年大會上，將提呈有關向董事授出購回授權之普通決議案，藉以按股東週年大會通告所載之條款行使本公司權力於(i)本公司下屆股東週年大會結束時、(ii)於股東大會上有關授權獲撤銷或修訂當日及(iii)法例或公司細則規定本公司須舉行下屆股東週年大會當日(以最早者為準)止期間隨時在聯交所購回其本身之證券。根據購回授權所購回之股份面值總額不得超過通過有關決議案當日本公司已發行股本之10%。

有關購回授權資料之說明函件載於本通函附錄二。

## 發行授權

於股東週年大會上，亦將提呈普通決議案，以更新授予董事之一般授權，以配發、發行及處理股份，數目不得超過通過有關決議案當日本公司已發行股本之20%，並在就此授予董事之一般授權加入相當於授出購回授權後本公司所購回之股份面值總額之股份。

## 股東週年大會

本公司謹訂於二零零七年五月三十一日(星期四)中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，大會通告載於本通函第12至16頁。隨附股東週年大會適用之代表委任表格。無論　閣下能否出席股東週年大會，務請按照代表委任表格列印之指示將表格填妥並於股東週年大會或其

任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。在此情況下，委任代表之文據將被視作撤銷。

## 要求以投票方式表決之程序

根據公司細則第70條規定，下列人士可於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時，要求就任何於大會上提呈投票之決議案以投票方式表決：

(a) 股東週年大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於股東週年大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於股東週年大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於股東週年大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

## 推薦意見

董事會認為，重選退任董事、授予發行授權及購回授權均符合本公司及股東整體之最佳利益。因此，謹此建議股東投票贊成在股東週年大會上提呈之所有相關決議案。

此 致

*列位股東* 台照

承董事會命
**和記行(集團)有限公司**
*執行主席兼行政總裁*
**李文輝**

二零零七年四月十七日

*建議於股東週年大會上重選之董事之詳細資料及簡歷如下：*

**李卓民先生**，Ed.M（哈佛大學），51歲。自二零零一年五月三日獲委任為獨立非執行董事，並為本公司審計委員會主席。

李先生為甘泉香港航空有限公司之主席，並為美國房地產發展及投資公司中西企業有限公司及 Oasis Development Enterprises Group之主席。李先生亦是 Gordon College (USA) 之 East West Institute of International Studies 之創辦人兼董事。多年來，李先生並擔任多間社會及慈善機構之董事。

除擔任本公司獨立非執行董事一職外，李先生與本公司任何其他董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，由M.W. Lee & Sons Enterprises Limited 全資擁有，並由李先生控制的ODE Asia Limited擁有1,920,200股股份，約相當於本公司股本之0.87%。此外，於最後實際可行日期，李先生持有可以每股1.00港元的行使價認購220,241股股份的優先認股權，行使期限為二零零二年六月四日至二零零八年六月三日止。彼亦持有可以每股1.00港元的行使價認購1,144股股份的優先認股權，行使期限為二零零二年九月二十四日至二零零八年九月二十三日。除上述股份權益及按上市規則第17章成立之本公司優先認股權計劃授予彼之認股權外，李先生概無擁有任何其他證券及期貨條例第XV部所界定之本公司之股份權益。

除本公司董事一職外，李先生於過去三年並無擔任其他在聯交所上市之公司的董事職務。李先生與本公司之間並無訂立服務合約。李先生於本公司之任期定為兩年，須依據公司細則輪值告退，並可再選連任。李先生現時的董事酬金為每年港幣88,000元。該酬金乃由薪酬委員會參照本公司的薪酬政策及指引，按當時市場上獨立非執行董事酬金之幅度釐定，並按年由薪酬委員會作出檢討。

除上文者外，概無任何資料須根據上市條例第13.51(2)(h)至13.51(2)(v)條之規定作出披露。就重選退任董事一事，亦無任何其他事項須通知股東。

*本附錄乃為根據上市規則之規定須向　閣下提供有關將於股東週年大會上提呈之購回授權所需資料之說明函件。*

## 上市規則

上市規則載有以聯交所為第一上市地之公司於聯交所購回本身證券之監管規定，上市規則有關購回證券之若干規定概述如下：

### 股東批准

上市規則規定，以聯交所為第一上市地之公司所有購回證券之建議必須事先以一般授權之方式或就個別交易經普通決議案予以批准。

### 資金來源

購回股份之資金必須是根據本公司組織章程大綱與公司細則及公司法之規定可合法撥作有關用途之資金。公司不可於聯交所以現金以外之代價或根據聯交所之交易規則以外之結算方式購回本身之證券。公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，必須由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

## 購回之原因

儘管各董事現無意購回任何證券，惟彼等相信，購回授權所提供之靈活性將符合本公司及其股東之利益。購回只有在董事相信購回事宜符合本公司及股東之利益下方會進行。視乎當時之市況及資金安排，該等購回可能會提升本公司之資產淨值及其資產及／或每股盈利。

## 購回股份之資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許合法作此用途之資金。

根據本公司二零零六年年報所載之經審核賬目所披露之本公司目前財務狀況，董事認為隨時全面行使購回授權或會對本公司之營運資金或負債狀況造成不利影響。倘購回事宜會對本公司之營運資金要求或負債狀況構成重大不利影響，除非董事認為該等購回不時適用於本公司，否則董事不擬在該等情況下行使購回授權。倘全面行使購回授權，按於最後實際可行日期221,615,433股已發行股份計算，並假設由最後實際可行日期截至股東週年大會日期期間概無發行或購回任何股份，將導致於購回授權仍然生效期間本公司可購回最多達22,161,543股股份。

## 一般事項

就董事所深知及經作出一切合理查詢後，即使購回授權經股東批准，各董事或任何彼等各自之聯繫人士目前無意向本公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則、百慕達適用法例，及本公司之公司組織章程大綱及公司細則所載之規例，行使購回授權。

倘若一名股東因購回股份而導致其於本公司附有投票權之股本中權益之比例增加，該增加就收購守則而言，則當作一項收購。倘該增加導致控制權有所變動，可在若干情況下導致須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，Modern Orbit Limited、李文輝先生、何秀月女士、余金霞女士、李文彬先生及Fisherman Enterprises Inc.及彼等各自之聯繫人士(統稱「控權股東」)擁有128,491,216股股份權益，佔本公司已發行股本約57.98%權益。按有關股權計算，倘董事根據購回授權行使一切權力購回股份，則控權股東之股權將升至本公司當時已發行股本約64.42%。董事認為有關增加將不會引致本公司須根據收購守則第26條提出強制性收購建議。而董事並不認為有關增加將導致公眾人士持有之已發行股本減至少於25%(或聯交所規定之有關指定最低百分比)。

本公司並無接獲關連人士(定義見上市規則)，包括本公司或其附屬公司董事、主要行政人員或主要股東或彼等各自之聯繫人士知會本公司，其目前有意將股份出售予本公司，(或倘購回授權經股東批准)彼等並無承諾不會向本公司出售股份。

## 股份價格

股份於最後實際可行日期前十二個月各月內在聯交所錄得之最高及最低價格如下：

| | 最高價<br>*港幣元* | 最低價<br>*港幣元* |
|---|---|---|
| **二零零六年** | | |
| 四月 | 0.550* | 0.430* |
| 五月 | 0.590* | 0.430* |
| 六月 | 0.480* | 0.440* |
| 七月 | 0.450 | 0.365 |
| 八月 | 0.500 | 0.400 |
| 九月 | 0.540 | 0.405 |
| 十月 | 0.430 | 0.260 |
| 十一月 | 0.410 | 0.280 |
| 十二月 | 0.400 | 0.340 |
| **二零零七年** | | |
| 一月 | 0.440 | 0.350 |
| 二月 | 0.480 | 0.355 |
| 三月 | 0.490 | 0.380 |
| 四月（直至二零零七年四月十二日） | 0.480 | 0.425 |

* 已根據二零零六年六月十五日生效之股份合併（每股面值港幣0.10元之10股股份合併為1股面值港幣1.00元之股份）作出調整。

## 本公司購回證券

於本通函刊發日期之前六個月內，本公司並無在聯交所或其他交易所購回任何股份。

**WO KEE HONG (HOLDINGS) LIMITED**
**和記行(集團)有限公司***

*(於百慕達註冊成立之有限公司)*

**(股份編號：720)**

**茲通告**和記行(集團)有限公司(「本公司」)謹訂於二零零七年五月三十一日(星期四)中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會，以討論及酌情通過下列決議案(不論有否修訂)：

1. 省覽本公司截至二零零六年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；

2. (A) 重選李卓民先生為本公司董事；及

   (B) 授權董事會釐定董事酬金；

3. 授權董事會委任核數師並釐定其酬金；

4. 作為特別事項，考慮及酌情通過以下決議案(不論有否修訂)為普通決議：

   (A)「**動議**：

   (a) 在本決議案第(c)段所限制下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司所有權力，以配發、發行及處置本公司股本中之額外股份或可兌換為該等股份之證券或認股權或認購權證或認購任何股份或可兌換證券之類似權利，並在遵照及根據所有適用法例作出及授出須行使此項權力之售股建議、協議及認股權；

   (b) 本決議案第(a)段之批准授權本公司董事於有關期間作出及授出可能須於有關期間屆滿後行使此項權力之售股建議、協議及認股權；

* *僅供識別*

(c) 本公司董事依據本決議案第(a)段之批准配發或有條件或無條件同意配發(不論根據認股權或其他方式)及發行之股本面值總額，不得超過本公司於通過此決議案之日已發行股本之20%，惟因(i)供股發行(定義見下文)，(ii)根據本公司發行之任何認購權證條款行使認購權或兌換或行使任何可兌換為本公司股份而不時尚未行使之任何證券，(iii)行使當時採納以向本公司及／或其任何附屬公司之管理人員及／或僱員授予或發行本公司股份或可認購本公司股份之權力之認股權計劃或類似安排授出之任何認股權，或(iv)任何以股代息或根據本公司不時生效之公司細則配發本公司股份以代替就本公司股份派發之全部或部份股息之類似安排而配發及發行者則除外，而上文所述之批准須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列日期(以最先者為準)止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 依照本公司之公司細則或任何百慕達適用法例之規定舉行本公司下屆股東週年大會之期限屆滿之日；及

(iii) 在股東大會上通過普通決議案撤銷或修訂本決議案之日。

「供股發行」乃指由本公司董事於指定期間向於指定記錄日期名列本公司股東名冊之股份持有人按其當時持股比例建議配售本公司新股(惟本公司董事有權在必須或權宜時就零碎股份權益，或因適用於本公司之任何司法權區之法律規定之任何限制或責任或香港以外任何該等地區之認可監管機構或該等證券交易所之規定而取消此方面之權利或作出其他安排)。」

(B)「動議：

(a) 在本決議案第(b)段所限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司所有權力，以便在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市而獲香港之證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，根據所有適用法例及百慕達規例，本公司之公司細則及聯交所證券上市規則或任何其他認可證券交易所之規定(經不時修訂)購回本身之股份；

(b) 本公司依據本決議案第(a)段於有關期間購回之股份面值總額，不得超過本公司於通過本決議案之日已發行股本之10%，而上文所述之批准須受此數額限制；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列日期(以最先者為準)止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 依照本公司之公司細則或任何百慕達適用法例之規定舉行本公司下屆股東週年大會之期限屆滿之日；及

(iii) 在股東大會上通過普通決議案撤銷或修訂本決議案之日。」

(C)「動議待第4(A)及4(B)項決議案通過後，在本公司董事根據第4(B)項決議案行使本公司權力以購回之本公司股本總面額之上，加上本公司董事根據上述第4(A)項決議案可能配發或同意有條件配發或同意有條件或無條件配發之本公司股本面值總額之款額，惟該等款額不得超過本決議案通過當日本公司已發行股本之10%。」

承董事會命
**和記行(集團)有限公司**
*公司秘書*
**吳心瑜**

香港，二零零七年四月十七日

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*香港主要辦事處：*
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

*附註：*

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票。持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。





# Annual Report 2006

# 二零零六年年報

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

*(Incorporated in Bermuda with limited liability)*
*(於百慕達註冊成立之有限公司)*

(Stock Code 股票代號 : 720)



# Contents
# 目錄

# Corporate and Investor Information
# 公司及投資者資料

## Directors
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
*(Executive Chairman & Chief Executive Officer)*
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Mr. Ying Kwan CHEUNG *
Ms. Kam Har YUE **

* *Independent Non-executive Director*
** *Non-executive Director*

## 董事
李永森先生 *(榮譽主席)*
李文輝先生
*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生
陳文生先生 *
李卓民先生 *
張應坤先生 *
余金霞女士 **

* *獨立非執行董事*
** *非執行董事*

## Audit Committee
Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN
Mr. Ying Kwan CHEUNG

## 審核委員會
李卓民先生 *(主席)*
陳文生先生
張應坤先生

## Remuneration Committee
Mr. Boon Seng TAN *(Chairman)*
Mr. Ying Kwan CHEUNG
Mr. Tik Tung WONG

## 薪酬委員會
陳文生先生 *(主席)*
張應坤先生
汪滌東先生

## Company Secretary
Ms. Phyllis NG

## 公司秘書
吳心瑜女士

## Authorised Representatives
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN

## 授權代表
李文輝先生
孫志冲先生

## Legal Advisors
Hong Kong
Woo, Kwan, Lee & Lo
Troutman Sanders

Bermuda
Appleby Hunter Bailhache

## 法律顧問
香港
胡關李羅律師行
長盛律師事務所

百慕達
Appleby Hunter Bailhache

## Auditors
HLB Hodgson Impey Cheng
*Chartered Accountants*
*Certified Public Accountants*

## 核數師
國衛會計師事務所
*英國特許會計師*
*香港執業會計師*

## Principal Share Registrars and Transfer Office in Bermuda
The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

## 百慕達之主要股票過戶登記處
The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11
Bermuda

## Share Registrars and Transfer Office in Hong Kong
Standard Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

## Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

## Principal Bankers
CITIC Ka Wah Bank Limited
DBS Bank (Hong Kong) Limited
Industrial and Commercial Bank of China (Asia) Limited
Bangkok Bank Public Company Limited
ORIX Asia Limited
Wing Hang Bank, Limited
The Bank of East Asia, Limited

## American Depositary
The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

## Principal Office in Hong Kong
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

## Stock Codes
The Company:
The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol – WKHHY
CUSIP – 929300 10 1
The Associate:
The Over-The-Counter Bulletin Board of the United States
Symbol – CPMM
CUSIP – 16947V 10 3

## Website Address
http://www.wokeehong.com.hk

## Annual General Meeting
May 31, 2007

## 香港之股票過戶登記處
標準證券登記有限公司
香港灣仔
皇后大道東二十八號
金鐘匯中心二十六樓

## 註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

## 主要往來銀行
中信嘉華銀行有限公司
星展銀行(香港)有限公司
中國工商銀行(亞洲)有限公司
盤谷銀行
歐力士(亞洲)有限公司
永亨銀行有限公司
東亞銀行有限公司

## 美國託存股份處
The Bank of New York
Depositary Receipt Division
101 Barclay Street -22W
New York
NY 10286
USA

## 香港主要辦事處
香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話：(八五二)二八六九一一九零
傳真：(八五二)二五二一七一九八

## 股票代號
本公司：
香港聯合交易所有限公司：720
美國預託證券 (ADR)：
代號－WKHHY
證券識別統一號碼－929300 10 1
聯營公司：
美國場外電子櫃枱交易系統
代號－CPMM
證券識別統一號碼－16947V 10 3

## 網址
http://www.wokeehong.com.hk

## 股東週年大會
二零零七年五月三十一日

# Chairman's Statement
# 主席報告書



**We shall put our best efforts into building commercial success with a growing line up of premium lifestyle brands of products, capitalising on the high annual growth of luxury products in PRC and Hong Kong.**

**吾等將致力提升多個時尚生活品牌的銷售，抓緊中港兩地奢侈產品之年度高增長勢頭，締造商業上之成功。**

Richard Man Fai LEE 李文輝
Executive Chairman & CEO 執行主席兼行政總裁

Your Board of Directors is pleased to announce that a consolidated profit of HK$7.1 million was recorded for the year ended December 31, 2006. Turnover also increased by 12.8% to HK$786.6 million. The growth in turnover represents the strength of our core business; the decline in profit only reflects the various non-recurring costs we had to bear in an important year of restructuring. In fact, profit margins were maintained at a similar level to last year.

董事會欣然宣布，於截至二零零六年十二月三十一日止年度，本集團錄得綜合盈利港幣7,100,000元。營業額亦增加12.8%，達港幣786,600,000元。營業額上升反映本集團核心業務穩健；而利潤下跌乃由於吾等須在這進行重組之重要一年支付多項非經常性開支。事實上，利潤率保持在與去年相若的水平。

No interim dividend was paid during the year (2005: nil) and the Directors do not recommend a final dividend (2005: nil). These decisions were based on our continuous building-up of resources for strong business growth.

吾等認為需要為未來業務的強勁增長而繼續累積資源，所以決定年內不派付中期股息(二零零五年：無)，董事並不建議派付末期股息(二零零五年：無)。

Cash flow remained healthy during the year and our long term gearing ratio was kept to a relatively low level of 13.8% (2005: 16.1%). These were achieved even though the Group expanded in turnover and acquired new businesses.

年內，儘管本集團營業額有所增加及收購了新業務，現金流量仍保持穩健，長期負債比率保持在13.8%之相對較低水平(二零零五年：16.1%)。

In the year, our real estate holdings increased in value; rental income also increased substantially. We also disposed of a Chinese subsidiary which resulted in a significant write-back of provisions.

年內，本集團持有之房地產價值上升，租金收入亦大增。本集團亦出售一間中國附屬公司，並產生巨額撥備撥回。

The Group also did a share exchange with a US company listed on the Over-The-Counter Bulletin Board, which resulted in a 40% shareholding of the US company and the Group becoming its largest shareholder. This company subsequently changed its name to "China Premium Lifestyle Enterprise, Inc.", to reflect its commitment to build a platform for the fast-growing lifestyle business in Hong Kong and the People's Republic of China ("PRC" (Note)) – luxury cars, motor yachts, prestigious branded fashion and accessories. The Group also secured the exclusive importership of Italian "Ferretti" motor yachts in Southern China, of Taiwanese "Horizon" motor yachts in PRC, Hong Kong and Macau, and of Italian "Alfa Romeo" cars in Hong Kong and Macau. China Premium Lifestyle Enterprise, Inc. is also in progressive discussion with premium Italian, French and American fashion brands, either for joint-venture or exclusive distribution in PRC, Hong Kong and parts of Asia.

本集團亦與於美國場外電子櫃枱交易系統上市的一家美國公司進行股份交換交易，令本集團持有該美國公司40%股權，成為其最大股東。該公司隨後亦將名稱變更為「China Premium Lifestyle Enterprise, Inc.」，以反映其致力於香港及中華人民共和國(「中國」(附註))兩地構建快速增長的時尚生活業務(如豪華汽車、機動遊艇、國際品牌時裝及配飾)之平台。本集團亦取得意大利「法拉帝」機動遊艇於華南、台灣「嘉鴻」機動遊艇於中國、香港及澳門，及意大利「愛快•羅蜜歐」汽車於香港及澳門之獨家進口權。China Premium Lifestyle Enterprise, Inc.亦正與意大利、法國及美國高檔時裝品牌就於中國、香港及部份亞洲地區成立合營公司或出任上述地區的獨家代理進行積極磋商。

In the year, I was also very honoured to have been bestowed by the Italian Prime Minister, the Honorable Romano Prodi, as Commander of the Order of the Star of Italian Solidarity. This was in recognition of my contribution to promote Italian culture and business in China and Hong Kong. I strongly believe this should be an honour for the Group which has been conducting more and more Italian business since 1993, including bringing in the first "Ferrari" and "Maserati" luxury sports cars to PRC.

年內，本人有幸獲意大利總理羅馬諾•普羅迪頒發「意大利團結星級司令勳章」，以表揚本人於中港兩地推廣意大利文化及商務所作出之貢獻。本人深信此榮譽應歸於本集團。一九九三年起，本集團所經營的意大利業務蒸蒸日上，包括率先將「法拉利」及「瑪莎拉蒂」高級跑車引入中國。

The motor car business of our Group achieved yet another excellent year of sales and profit growth. This was a result of our success in getting more allocation and the introduction of fabulous new models. We are still building our order book of over two years for "Ferrari" cars and we expect very strong growth in the future. "Maserati" cars will also see strong growth with the introduction of its new automatic sedans and new coupe.

本集團之汽車業務本年度又再創佳績，盈利大幅攀升，此乃由於吾等成功獲得更多配額及推出極佳的嶄新型號汽車。吾等已累積超過兩年之「法拉利」汽車訂單，而且情況仍然持續，預期未來增長勢頭將會非常強勁。隨著推出新款自動轎房車及雙門轎跑車，「瑪莎拉蒂」汽車之銷售亦將會有強勁增長。

The air-conditioning and electrical appliances business performed satisfactorily in profit, despite high competition. The audio-visual business was scaled back to avoid the deep price drop of LCD TV. This business will be rebuilt to be high margin in a niche market as we shall celebrate the 60th Anniversary of our own British "Rogers" brand in 2007.

儘管競爭激烈，空調及電器業務之利潤表現理想。為避免受液晶體電視價格大幅下跌拖累，影音產品業務的規模已縮減。吾等將於二零零七年為慶祝自身英國品牌「樂爵士」成立六十週年重整此項業務，集中拓展利潤較高之高檔消費市場。

For 2007, the progress in rationalising the Group will continue. This will put us into a very dynamic and competitive position.

於二零零七年，本集團會繼續精簡業務架構，令吾等成為充滿活力及具有高度競爭力之機構。

Our operations in Singapore and Malaysia achieved another year of profit growth and we expect continuous success in these markets.

吾等於新加坡及馬來西亞之業務今年再次錄得盈利增長，吾等預期該等市場會繼續取得理想成績。

We have disposed of our 50% holding in Jinling Electrical Co., Ltd., which had been losing money for our Group for the last few years. We are confident that this disposal to a good Italian washing machine company, Candy Elettrodomestici S.r.l, will prove to be a win-win transaction.

吾等已出售於金羚電器有限公司之50%股本權益，該公司於過去幾年一直為本集團帶來虧損。吾等深信，向優良的意大利洗衣機公司Candy Elettrodomestici S.r.l出售這項權益，將會證明為一項雙贏交易。

In the future, we shall put our best efforts into building commercial success with a growing line up of premium lifestyle brands of products, capitalising on the high annual growth of luxury products in PRC and Hong Kong. Such business will provide higher profit margins to our Group and enhance our shareholders' value.

展望將來，吾等將致力提升多個時尚生活品牌的銷售，抓緊中港兩地奢侈產品之年度高增長勢頭，締造商業上之成功。此業務將為本集團貢獻較高的利潤及提升股東價值。

On behalf of the Board of Directors, I would like to express our gratitude to Mr. Wing Sum LEE ("Mr. LEE") for his exceptional leadership and contributions to the Group for the past five decades. Mr. LEE, who is the founder, the Honorary Chairman and the Executive Director of the Company, has indicated his intention not to offer himself for re-election as an executive director but to retain the title of Honorary Chairman upon his retirement by rotation from the Board of Directors at the annual general meeting of the Company to be held on May 31, 2007. I would also like to thank Mr. Sammy Chi Chung SUEN ("Mr. SUEN") for his exceptional devotion and contributions to the Company. Mr. SUEN, who has been our Executive Director during the past 10 years, has also indicated his intention to resign effective on April 19, 2007 as he has reached retirement age. Finally, I would like to express my utmost gratitude and sincere appreciation to our shareholders, bankers and very loyal team of staff for their unfailing support and contributions, in the past and in the future.

本人謹代表董事會，感謝李永森先生(「李先生」)於過去五十年來之優秀領導及對本集團所作之傑出貢獻。李先生為本公司之創辦人、榮譽主席及執行董事，彼已表示於本公司二零零七年五月三十一日舉行之股東週年大會上輪席退任後不擬膺選連任為執行董事，唯仍留任榮譽主席一職。本人亦感謝孫志冲先生(「孫先生」)對本公司之熱誠投入及優秀貢獻。孫先生在過去十年來一直擔任本公司執行董事一職，彼已表示因已屆退休年齡，將於二零零七年四月十九日起辭任上述職務。最後，對於過去以至將來一直鼎力支持本集團並作出之貢獻之所有本集團股東、銀行及各忠心耿耿之員工，本人謹此致以萬分謝意。

**Richard Man Fai LEE**
*Executive Chairman*

*執行主席*
**李文輝**

Hong Kong, March 30, 2007

香港，二零零七年三月三十日

Note: For the sole purpose of this Annual Report, PRC excludes Hong Kong and Macau Special Administrative Regions.

註： 就本年報而言，中國不包括香港及澳門特別行政區。

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元<br>(restated)<br>(重列) | 2004<br>二零零四年<br>HK$'000<br>港幣千元<br>(restated)<br>(重列) | 2003<br>二零零三年<br>HK$'000<br>港幣千元<br>(restated)<br>(重列) | 2002<br>二零零二年<br>HK$'000<br>港幣千元<br>(restated)<br>(重列) |
|---|---|---|---|---|---|---|
| **Results** | **業績** | | | | | |
| Turnover | 營業額 | 786,580 | 697,454 | 625,057 | 564,457 | 584,008 |
| Profit/(Loss) from operations | 經營盈利/(虧損) | 27,730 | 76,322 | 2,109 | (49,377) | (9,061) |
| Finance costs | 財務費用 | (11,381) | (6,685) | (7,902) | (10,309) | (10,481) |
| Other non-operating income | 其他非營業收入 | 28,624 | - | - | - | 38,611 |
| Other non-operating expenses | 其他非營業支出 | (25,658) | - | (3,065) | (726) | - |
| Share of results of associates | 應佔聯營公司業績 | (7,777) | (20,739) | (19,743) | (22,220) | (12,501) |
| Profit/(Loss) before tax | 除稅前盈利/(虧損) | 11,538 | 48,898 | (28,601) | (82,632) | 6,568 |
| Income tax (expenses)/credit | 所得稅(開支)/撥回 | (1,141) | (11,502) | 29,502 | (2,699) | (120) |
| Profit/(Loss) for the year | 本年度盈利/(虧損) | 10,397 | 37,396 | 901 | (85,331) | 6,448 |
| Attributable to: | 應佔: | | | | | |
| Equity holders of the Company | 本公司權益持有人 | 7,114 | 35,461 | 1,722 | (84,752) | 6,460 |
| Minority interests | 少數股東權益 | 3,283 | 1,935 | (821) | (579) | (12) |
| | | 10,397 | 37,396 | 901 | (85,331) | 6,448 |
| **Assets and liabilities** | **資產及負債** | | | | | |
| Total assets | 總資產 | 721,686 | 615,606 | 611,661 | 646,322 | 696,969 |
| Total liabilities | 總負債 | (402,707) | (311,085) | (346,733) | (384,406) | (382,571) |
| Net assets | 資產淨值 | 318,979 | 304,521 | 264,928 | 261,916 | 314,398 |
| Equity attributable to equity holders of the Company | 本公司權益持有人應佔權益 | 303,976 | 300,977 | 263,319 | 261,916 | 313,819 |
| Minority interests | 少數股東權益 | 15,003 | 3,544 | 1,609 | - | 579 |
| Total equity | 總權益 | 318,979 | 304,521 | 264,928 | 261,916 | 314,398 |


DVD

## Results of Operations

Turnover

For the year ended December 31, 2006, Group turnover continued to record a double-digit growth of 12.8% to HK$786.6 million, compared with HK$697.5 million last year (as restated). Despite the unsatisfactory performance of the audio visual products business, we were able to maintain an overall upsurge due to the robust growth of our booming car operations.

Gross Profit

Our gross profit margin fell slightly by 0.7% from 21.2% last year (as restated) to 20.5% this year whilst our gross profit increased by HK$13.5 million to HK$161.6 million (2005: HK$148.1 million as restated).

Distribution Costs and Administrative Expenses

Distribution costs were up by 9.3% to HK$55.1 million (2005: HK$50.4 million), approximately the same rate of increase of gross profit compared to last year.

## 經營業績

營業額

截至二零零六年十二月三十一日止年度，本集團營業額達港幣786,600,000元，較去年之港幣697,500,000元(重列)繼續錄得12.8%之雙位數增幅。儘管影音產品業務表現欠佳，但由於本集團汽車業務之蓬勃發展，本公司仍能維持整體升勢。

毛利

毛利率由去年21.2%(重列)微降0.7%至今年之20.5%，然而本集團之毛利增加港幣13,500,000元至港幣161,600,000元(二零零五年：港幣148,100,000元(重列))。

分銷費用及行政費用

分銷費用增長9.3%至港幣55,100,000元(二零零五年：港幣50,400,000元)，與毛利增長率大致相若。



The increase in administrative expenses of HK$25.1 million from HK$95.1 million of last year to HK$120.2 million this year is mainly attributed to the increased turnover in 2006 compared to last year as well as the various non-recurring transactional costs, including professional fees, incurred to effect the share exchange between our car subsidiary and China Premium Lifestyle Enterprise, Inc. (formerly known as Xact Aid, Inc.) last November.

In order to maintain a cost-effective platform, drastic measures of restructuring for the purpose of cost reduction at both management and operational level will start at the beginning of this second quarter.

Profit from Operations

The Board is pleased to announce that profit from operations was HK$27.7 million (2005: HK$76.3 million). This was less than 2005 due to the one-off gain on settlement of a loan in 2005 coupled with the non-recurring costs in 2006 as mentioned above.

去年行政費用為港幣95,100,000元，今年增加港幣25,100,000元至港幣120,200,000元，主要由於二零零六年之營業額較去年增長以及為實施本公司汽車附屬公司與China Premium Lifestyle Enterprise, Inc.(前稱為Xact Aid, Inc.)於去年十一月之股份交換而產生之各項非經常性交易費用(包括專業費)所致。

為維持成本效益，將於第二季度初開始實施數項大幅的重組措施，以於管理及經營兩方面減省成本。

經營盈利

董事會欣然宣佈，經營盈利錄得港幣27,700,000元(二零零五年：港幣76,300,000元)。盈利較二零零五年為低，主要由於二零零五年清償貸款產生一次性收益，以及上文所述二零零六年之非經常性費用所致。

Other operating income of HK$16.2 million (2005: HK$3.0 million as restated) was mainly attributed to a gain arising from the negative goodwill of HK$8.0 million in relation to the share exchange with China Premium Lifestyle Enterprise, Inc. (formerly known as Xact Aid, Inc.) as well as the non-recurring gain of HK$5.9 million on disposal of "product distribution rights" associated with the disposal of our associated company in Jiangmen.

其他營業收入為港幣16,200,000元(二零零五年：港幣3,000,000元(重列))，主要由於與China Premium Lifestyle Enterprise, Inc.(前稱為Xact Aid, Inc.)之股份交換產生負商譽港幣8,000,000元之收益以及在出售吾等於江門之聯營公司而出售有關之「產品代理權」產生非經常性收益港幣5,900,000元。

A property-related net profit of HK$25.2 million (2005: HK$13.1 million) reflected the upward adjustment arising from revaluation of properties as well as the loss incurred on disposal of investment properties.

物業相關純利為港幣25,200,000元(二零零五年：港幣13,100,000元)，反映重估物業之價值上調，及出售投資物業產生之虧損。

Profit Attributable to Shareholders

股東應佔盈利

The board is pleased to deliver a profit attributable to shareholders of HK$7.1 million (2005: HK$35.5 million) as further explained below.

董事會欣然向股東呈報，股東應佔盈利為港幣7,100,000元(二零零五年：港幣35,500,000元)，詳述如下。

Finance costs increased by HK$4.7 million from HK$6.7 million to HK$11.4 million due to the need to maintain a higher inventory and other working capital in our expanding car business.

財務費用增加港幣4,700,000元，由港幣6,700,000元增至港幣11,400,000元，乃由於擴展中之汽車業務需維持較高之存貨及其他營運資金水平。

"Gain on disposal of a subsidiary" reflects the gain on disposal of Che Chuen Development Ltd amounting to HK$28.6 million. The effect of this was to some extent reduced by the loss of HK$15.9 million on disposal of a subsidiary in relation to the share exchange with China Premium Lifestyle Enterprise, Inc. (formerly known as Xact Aid, Inc.), together with the loss of HK$9.7 million arising from the disposal of our associated company in Jiangmen.

「出售一間附屬公司之收益」反映出售Che Chuen Development Ltd所得港幣28,600,000元之收益。出售之影響在若干程度上受有關與China Premium Lifestyle Enterprise, Inc.(前稱為Xact Aid, Inc.)之股份交換而出售一間附屬公司時產生港幣15,900,000元之虧損以及出售江門之聯營公司產生之港幣9,700,000元虧損相抵銷。

"Share of results of associates" recorded at a net loss of HK$7.8 million (2005: HK$20.7 million), reflects the share of loss of our associated company in Jiangmen of HK$10.6 million (2005: HK$23.4 million) as well as a share of profit of HK$2.8 million (2005: HK$2.7 million) made by our joint-venture car trading company in Shanghai.

「應佔聯營公司業績」錄得虧損淨額港幣7,800,000元(二零零五年：港幣20,700,000元)，反映應佔吾等於江門之聯營公司虧損港幣10,600,000元(二零零五年：港幣23,400,000元)以及吾等應佔上海之汽車貿易合營公司之盈利港幣2,800,000元(二零零五年：港幣2,700,000元)。

A net charge of income tax amounting to HK$1.1 million (2005: HK$11.5 million) was recorded due to the relatively lower charge on deferred tax in the current year.

由於本年度遞延稅項開支較低，所得稅開支淨額為港幣1,100,000元(二零零五年：港幣11,500,000元)。

Financial Condition

財務狀況

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

本集團之融資途徑，乃綜合其權益股本，經營產生之現金流量及銀行貸款。銀行及其他負債均如常於經常業務下，於其到期日前獲得清償。

Cash and cash equivalents at December 31, 2006 were HK$22.0 million (2005: HK$18.6 million), reflecting the ability of the Group to generate or raise funds.

於二零零六年十二月三十一日，現金及現金等值物為港幣22,000,000元(二零零五年：港幣18,600,000元)，反映本集團產生或籌集資金之能力。

The Group had total borrowings at December 31, 2006 amounting to HK$134.0 million (2005: HK$83.1 million). The Group's long term gearing ratio stood at 13.8% (2005: 16.1%), based on non-current liabilities (excluding deferred tax) of HK$42.0 million (2005: HK$48.4 million) and shareholders equity of HK$304.0 million (2005: HK$301.0 million). The current ratio was 1.1 (2005: 1.0), based on current assets of HK$368.2 million (2005: HK$242.4 million) and current liabilities of HK$340.8 million (2005: HK$241.6 million).

本集團於二零零六年十二月三十一日之貸款總額為港幣134,000,000元(二零零五年：港幣83,100,000元)；本集團之長期負債比率為13.8%(二零零五年：16.1%)，乃根據非流動負債(不包括遞延稅項)港幣42,000,000元(二零零五年：港幣48,400,000元)及股東權益港幣304,000,000元(二零零五年：港幣301,000,000元)計算。根據流動資產港幣368,200,000元(二零零五年：港幣242,400,000元)及流動負債港幣340,800,000元(二零零五年：港幣241,600,000元)計算，流動比率為1.1(二零零五年：1.0)。

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilise the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year under review. At December 31, 2006 the total outstanding foreign exchange contracts purchased with banks amounted to HK$7.0 million (2005: HK$3.9 million).

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。因此，於回顧年度，本集團並無面臨匯率重大波動及相關對沖之風險。於二零零六年十二月三十一日，所購買而未到期履約之外匯合約總額為港幣7,000,000元(二零零五年：港幣3,900,000元)。

The Group had trading facilities at December 31, 2006 amounting to HK$288.8 million (2005: HK$200.1 million) of which HK$186.1 million (2005: HK$107.9 million) was utilised. Certain of the Group's properties, inventories, trade receivables, bank deposits and all assets of a subsidiary were pledged at year ended 2006 in an aggregate amount of HK$385.1 million (2005: HK$305.6 million) to secure facilities granted by our bankers.

本集團於二零零六年十二月三十一日之貿易信貸額為港幣288,800,000元(二零零五年：港幣200,100,000元)，當中已動用港幣186,100,000元(二零零五年：港幣107,900,000元)。於二零零六年年終，本集團若干物業、存貨、貿易應收賬款、銀行存款及一間附屬公司之全部資產合共港幣385,100,000元(二零零五年：港幣305,600,000元)已被抵押以獲取銀行授出貸款。

At December 31, 2006, the Group had contingent liabilities of approximately HK$1.2 million (2005: HK$1.3 million) in respect of proceedings involving a subsidiary in India and HK$11.0 million (2005: nil) in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen by a subsidiary. At December 31, 2005, the Group had contingent liabilities of approximately HK$10.3 million arising out of the grant of option to a connected person. The option was terminated in year 2006.

於二零零六年十二月三十一日，本集團之或然負債約港幣1,200,000元(二零零五年：港幣1,300,000元)，乃印度之一間附屬公司所牽涉之法律程序而產生以及一間附屬公司就已出售江門聯營公司而授予買方一項銀行擔保之港幣11,000,000元(二零零五年：無)。於二零零五年十二月三十一日，本集團因向一位關連人士授出購股權而產生之或然負債約港幣10,300,000元。該購股權已於二零零六年終止。

## Business Review

## 業務回顧

Cars and Car Accessories

汽車及汽車配件

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau together with the retailing of these products in our newly-opened dealership in Dalian, PRC.

此業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務，及該等產品於中國大連新設的特許經銷商之零售業務。

Sales increased by 45.7% to HK$550.6 million (2005: HK$377.8 million), driven by strong "Ferrari" new and used car sales and a strong increase in workshop service income.

受惠於「法拉利」新車及二手車銷售額大幅攀升及汽車服務中心服務收入大增，銷售增長45.7%至港幣550,600,000元(二零零五年：港幣377,800,000元)。

Strong sales increases also resulted in strong profit growth. Higher allocation of cars for Hong Kong represented the support from the "Ferrari" factory to cater for the exceptional demand in Hong Kong and also in recognition of the growing size and importance of the Hong Kong market. Our successful marketing and sales initiatives created strong desire for all "Ferrari" models, including the F430, F430 Spider, 612 Scaglietti and Challenge Pista. The launch of the 12-cylinder, 599 GTB Fiorano, was a phenomenal success. This resulted in a quick build-up of orders which like the 8-cylinder F430, has a delivery time of over two years. It was a proud achievement to attain close to a 60/40 ratio between 8 and 12 cylinder "Ferrari" car sales. "Ferrari" captured over 50% of its market segment in Hong Kong due to the Group's successful implementation of strategy. Sales of "Maserati" cars also increased with the launch of the Quattroporte Sport and Executive GT sedans, GranSport LE and GranSport Spyder.

銷售額大幅攀升亦帶來可觀的盈利增幅。為滿足香港市場而額外增加汽車配額，顯示「法拉利」汽車廠對本集團的支持，亦表現其認同香港市場不斷增長，且日益重要。本集團成功的市場推廣及銷售策略已令「法拉利」所有型號汽車(包括F430、F430 Spider、612 Scaglietti及Challenge Pista)需求大增。剛推出之12汽缸599 GTB Fiorano型號銷售成績蜚然，短時間內已接獲大量訂單，交貨期更愈兩年之久，尤如8汽缸F430一樣成功。8汽缸與12汽缸「法拉利」汽車的銷售額已接近60/40之比率，為本集團引以為豪之成就。「法拉利」於香港同類汽車的市場佔有率逾50%，乃歸功於本集團成功之策略。隨著Quattroporte Sport及Executive GT轎房車、GranSport LE及GranSport Spyder跑車的推出，「瑪莎拉蒂」汽車的銷售額亦有所增長。

Various co-promotions were completed between "Maserati" and other Italian life-style brands to enhance its position as an icon in the luxury market.

「瑪莎拉蒂」與其他意大利時尚生活品牌舉辦了各種聯合促銷活動，有助提升其於高檔奢侈消費市場的指標地位。

September 2006 was also the occasion of the grand opening of the Group's new "Ferrari" and "Maserati" dealership in Dalian, PRC. A total of 24 cars were shipped to the North East for the celebrations, which culminated in a fast-moving, four-day tour for the cars and their owners from Dalian to Harbin. The whole event captured the imagination and attention of nationwide media and the public.

二零零六年九月，本集團於中國大連舉行本集團「法拉利」及「瑪莎拉蒂」新經銷店的盛大開幕儀式。合共有24輛汽車運送至東北參與慶典，整個慶典的高潮是該等汽車及車主參與從大連巡遊至哈爾濱歷時四天的創舉。整項盛事吸引了全國各地的傳媒及公眾的注意。

The Group also began its new "Alfa Romeo" business setup, having been appointed the exclusive importer of Italian "Alfa Romeo" cars in Hong Kong and Macau in the second half of 2006.

本集團亦開始建立「愛快•羅蜜歐」新業務，於二零零六年下半年，本集團獲委任為意大利「愛快•羅蜜歐」汽車於香港及澳門的獨家進口商。

## Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products from several major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), American "Frigidaire", Chinese "GREE", Korean "Daewoo", Japanese "Sansui" and our own "Bodysonic" and audio-visual products of our own, being "Rogers" and "Bodysonic", Japanese "Marantz", "Denon" "Sansui", American "Boston Acoustics" audio-visual products, and Japanese "Alpine" car electronics. These product ranges are well placed in the marketplace to suit the needs of different market segments.

Sales were HK$225.4 million, a 27.3% decrease from last year. The decrease was mainly due to the unsatisfactory sales performance of the audio visual products. The Group made a strategic decision to scale back the audio-visual business, especially in view of the cut-throat price competition of LCD TV's. Instead, this business was re-focused on the lower turnover yet higher margins segment of audiophile equipment. Together with drastic cost cuttings and relocation of the business headquarters to Shenzhen, PRC, we were able to minimise the loss in the second half year and steer towards the direction of stable profitability.

Overall gross margins of air-conditioning products were maintained, despite severe price competition, due to successful introduction of higher margin products like "Frigidaire" wine coolers. Cost rationalising of this business also contributed to stable profitability.

Sales and profitability also improved in the commercial air-conditioning segment with a strengthened engineering team and continued growth of the Hong Kong and Macau infrastructure and property development markets.

## 電器

此業務包括對數個主要品牌(「三菱重工」(日本三菱重工業株式會社)、美國「北極牌」、中國「格力」、韓國「大宇」、日本「山水」及本集團自身品牌「先力」)不同系列之消費產品及商用空調產品，本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」、「天龍」、「山水」及美國「Boston Acoustics」影音產品，及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品各有不同檔次，種類繁多，可滿足不同市場之需求。

銷售額為港幣225,400,000元，較去年減少27.3%，其主要原因是影音產品銷售表現欠佳。尤其在液晶體電視割喉式價格競爭環境下，本集團作出策略性決定，縮減影音業務規模，並將業務重新集中於營業額較低但毛利較高之高端音響設備。加上大幅削減成本及將業務總部搬遷往中國深圳，吾等於下半年得以盡量減少虧損，並朝平穩盈利的方向邁進。

儘管價格競爭激烈，但由於成功引入如「北極牌」酒櫃等高毛利率的產品，空調產品整體毛利率得以保持。此業務之成本控制亦有助盈利表現平穩。

隨著工程隊伍的增強及港澳兩地基建及物業發展市場的持續增長，商用空調分部的銷售及盈利能力亦有改善。

The business of "Alpine" car electronics in Singapore and Malaysia declined slightly due to weakened OEM sales and price competition of entry-level models. However, a higher share of aftermarket sales contributed to higher profits in these markets.

由於原設備生產銷售疲弱及入門型號產品價格競爭，新加坡及馬來西亞的「阿爾派」汽車電子產品業務輕微下跌。然而，後加汽車音響市場銷售的佔有率上升亦令該等市場享有較高利潤。

By the end of 2006, the Group was appointed by Japanese "Denon" as the exclusive distributor of its audio-visual products in Malaysia.

於二零零六年底，本集團獲日本「天龍」委任為其影音產品於馬來西亞的獨家總代理。

Properties Leasing

物業租賃

A new business department was formed in September to focus on the leasing of the Group's properties, mainly the Wo Kee Hong Building in Hong Kong and several smaller properties in mainland China. Besides leasing by our own subsidiaries, total monthly rental income received from outside tenants increased by over 50%. This was achieved with successful increases in occupation, rental rates and improved building management.

本公司於九月成立新的業務部門，專注租賃本集團物業，主要以香港的和記行大廈及位於中國大陸的若干較小型物業為主。除本集團附屬公司承租外，自外界租戶收取之每月租金收入總額增長逾50%。此有賴於成功提升租用率、租值及改善大廈管理。

Other businesses

其他業務

During the year, the Group also started the distribution of luxurious Italian "Ferretti" motor yachts in South China and of luxurious Taiwanese "Horizon" motor yachts in PRC, Hong Kong and Macau. Achievements were made in setting up the distribution, logistics and promotion of these brands.

年內，本集團亦開始在華南地區分銷意大利「法拉帝」豪華機動游艇及於中國、香港及澳門分銷台灣「嘉鴻」豪華機動遊艇。該等品牌的分銷、物流及推廣活動亦取得進展。

The Group also started its release and distribution of musical CD/DVD under its own label, "Rogers Music". The businesses of internet music promotion and artist management were also initiated.

本集團亦開始以自身品牌「Rogers Music」出版及發行音樂CD/DVD，並開展網上音樂促銷及藝人管理業務。

## PERSONNEL

At the end of 2006, the total number of employees of the Group, excluding associates, was 365 (2005: 316), representing a 15.5% increase in headcount. This was mainly due to the expansion of our car business group and the creation of new business units for distribution of "Alfa Romeo" cars as well as "Horizon" motor yachts.

The management is committed to staff motivation and training so as to ensure our employees remain committed as well as competitive in the marketplace. With the continued expansion in PRC and in the direction of securing more luxurious brands for distribution, we encouraged offices to recruit local staff. Together with the continuous organizational improvements led by our committed management team, we are confident that our businesses and the employees will develop together for the benefit of the Group in the years to come.

## 員工

於二零零六年年終，本集團(不包括聯營公司)總員工人數為365人(二零零五年：316人)，總人數增加15.5%，主要乃汽車業務部擴張及為分銷「愛快•羅蜜歐」汽車及「嘉鴻」機動遊艇而開設新的業務部所致。

管理層致力加強員工士氣及培訓，構建一個穩定且具市場競爭力的員工團隊。隨著在中國的業務持續擴張及在獲取分銷更多高級品牌的方向指引下，吾等鼓勵各辦事處聘任當地員工。加上由吾等克盡職守的管理隊伍所領導下持續改善組織結構，吾等相信集團業務和員工一定能夠共同成長，為本集團未來的利益作出貢獻。

## PROSPECTS

Looking into 2007, the management has plans for significant increases in turnover and profit. We are confident of the continuous growth of the markets in which we operate, particularly in Hong Kong and PRC.

We expect excellent growth in our car business, with the launches of new models by "Ferrari" and "Maserati" and the addition of "Alfa Romeo" cars, which is planned to group under our associated company, China Premium Lifestyle Enterprise, Inc., a U.S. OTCBB listed company. Due to the confirmed waiting list of some models, a major proportion of the sales is very much secured for 2007.

## 展望

展望二零零七年，管理層已為營業額和盈利的大幅增長定出計劃。吾等營運所在的市場將持續增長，特別是在香港和中國，吾等對此充滿信心。

隨著「法拉利」及「瑪莎拉蒂」新車型號面世，加上「愛快•羅蜜歐」汽車(計劃該業務將歸於吾等的一間在美國場外電子櫃枱交易系統上市聯營公司 China Premium Lifestyle Enterprise, Inc.旗下)的加盟，吾等預期汽車業務將出現大好增長。由於已確認一些汽車型號的輪候訂單，二零零七年大部份銷售應已穩操在握。

With the continuation of cost rationalization, the Group will be able to lower the operational expenses at percentage of sales level and hence increase profit.

隨著持續改善成本，本集團將有能力降低營運開支佔銷售額的百分比例，從而提升盈利。

The electrical appliances business will remain stable and profitable. The audio-visual business will be scaled down to minimise costs in a very competitive marketplace.

電子產品業務將保持穩定及產生盈利。影音業務將會相應縮減，以在高度競爭的市場中將成本降至最低。

We will also see good momentum to be generated by our new motor yachts business and forthcoming prestigious branded fashion and accessories businesses. As we have achieved a three years trend of profitability from 2004 to 2006, we are very confident that this trend of profitability and sales growth will continue in 2007 and beyond.

吾等的新機動遊艇業務及即將開展的國際品牌時裝及配飾業務亦會產生強勁動力。鑒於吾等已經取得自二零零四年到二零零六年連續三年的盈利勢頭，吾等充滿信心在二零零七年及以後將這種盈利勢頭及銷售增長持續下去。

## Executive Directors

Wing Sum LEE, aged 80, is the founder and the Honorary Chairman of the Company. He has 62 years' experience in the distribution of consumer products. He has been involved in marketing and strategic planning of the Group since its inception. He is an Honorary Permanent President of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited. Mr. LEE is the spouse of Ms. Kam Har YUE, who is a Non-executive Director of the Company and the father of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

Richard Man Fai LEE, BSB, MBA, aged 50, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE, an Executive Director and Honorary Chairman of the Company and Ms. Kam Har YUE, a Non-executive Director, and the elder brother of Mr. Jeff Man Bun LEE, an Executive Director of the Company. He is the Chairman and Chief Executive Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group.

Mr. LEE is responsible for formulating the Group's overall strategic planning and business development. Mr. LEE has 27 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota.

In September 2006, Mr. LEE was bestowed the title of "Commander of the Order of the Star of Italian Solidarity" by Hon. Romano Prodi, the Prime Minister of Italy, in recognition of his contribution in advancing Italian business and culture in Hong Kong and PRC. Mr. LEE served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 23 years.

## 執行董事

李永森，80歲，本公司創辦人，執行董事兼榮譽主席，彼於代理消費品方面擁有62年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略策劃事宜。彼為港九電器商聯會有限公司永遠名譽會長。李先生乃本公司非執行董事余金霞女士之配偶，並為本公司執行董事李文輝先生及李文彬先生之父親。

李文輝，BSB、MBA，50歲，本公司執行主席兼行政總裁，為本公司執行董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本集團執行董事李文彬先生之兄長，彼為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之主席兼行政總裁。

李先生負責制訂本集團之整體策略計劃及業務發展。李先生擁有27年經銷消費品之經驗。彼獲明尼蘇達州大學(University of Minnesota) 頒發工商管理學士及碩士銜。

於二零零六年九月，李先生獲意大利總理羅馬諾•普羅迪親自頒授「意大利團結星級司令勳章」，以表揚彼於中港兩地推動意大利商務及文化所作出之貢獻。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音業之聯會。彼已任職本集團23年。

Sammy Chi Chung SUEN, MBA, aged 60, is an Executive Director of the Company and a Director of Wo Kee Hong Limited and Technorient Limited. He is in charge of sales and business development of the Group in PRC and Hong Kong. Mr. SUEN has over 30 years of experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 11 years.

孫志冲，MBA，60歲，本公司執行董事、和記電業有限公司及勵安有限公司之董事。負責本集團在中國及香港之銷售及業務發展。孫先生擁有逾30年管理、汽車、電器及空調產品銷售及市場推廣經驗。彼已任職本集團約11年。

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 48, is an Executive Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for strategic planning and development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

李文彬，BSc、MSc(密芝根大學)、MSc(史丹福大學)，48歲，於二零零二年一月獲委任為本公司執行董事。李先生為李永森先生與余金霞女士之子，亦為李文輝先生之胞弟，負責本集團之策略策劃及開發新項目。彼在加盟本集團前，曾於 Apple Computer International Limited 研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

Tik Tung WONG, FCCA, CPA (Practising), aged 50, has been an Executive Director of the Company since June 2004 and is the Chief Financial Officer, qualified accountant and a member of the Remuneration Committee of the Company. He is also the Chief Financial Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He is an Independent Non-executive Director of Chi Cheung Investment Company, Limited.

汪滌東，FCCA、CPA(執業)，50歲，彼自二零零四年六月起擔任本公司執行董事，並為本公司之財務總監、合資格會計師及薪酬委員會成員。彼亦為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之財務總監。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於至祥置業有限公司擔任獨立非執行董事。

Waison Chit Sing HUI, BBA, MBIM, aged 56, was appointed as an Executive Director of the Company in March 2006. Mr. HUI has over 29 years' experience in retail management, as well as distribution of electrical appliances and consumer electronics products. He also has extensive experience in PRC including representative of famous European luxurious apparel brands and the setting up and management of prestigious shopping malls. He is also the Vice President – Business Development of China Premium Lifestyle Enterprise, Inc., an associated company of the Group.

許捷成，BBA，MBIM，56歲，於二零零六年三月獲委任為本公司之執行董事。許先生於零售管理、分銷電器及電子消費產品積逾29年經驗。彼亦擁有豐富中國經驗，包括代理歐洲著名服裝品牌，及管理策劃高級大型購物商場。彼亦為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之業務拓展副總裁。

## Independent Non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 51, has been an Independent Non-executive Director of the Company since April 1999 and is a member of the Audit Committee and the Chairman of the Remuneration Committee of the Company. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited and a non-executive director of Star Cruises Limited, both companies are listed on the Main Board of the stock exchange of Hong Kong. He is also the executive Director of IGB Corporation Berhad, a company listed on the stock exchange of Kuala Lumpur, Malaysia. He also holds directorships in many other companies.

Raymond Cho Min LEE, Ed.M. Harvard University, aged 51, has been an Independent Non-executive Director of the Company since May 2001 and is the Chairman of the Audit Committee of the Company. Mr. LEE is the Chairman of Oasis Hong Kong Airlines Limited, and Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

Ying Kwan CHEUNG, FCCA, CPA, aged 47, has been an Independent Non-executive Director of the Company since November 2005 and is a member of the Audit Committee and a member of the Remuneration Committee of the Company. He is a finance manager of Carling Technology Limited and has over 20 years of experience in financial management for a number of corporations and listed companies. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

## 獨立非執行董事

陳文生，M.A.（劍橋大學），51歲，彼自一九九九年四月起擔任本公司之獨立非執行董事，並為本公司審核委員會成員及薪酬委員會主席。陳先生為利興發展有限公司之主席兼董事總經理，麗星郵輪有限公司之非執行董事，此兩間公司均於香港聯交所主板上市。彼亦擔任馬來西亞吉隆坡證券交易所上市公司IGB Corporation Berhad之執行董事。彼並擔任多間公司之董事。

李卓民，Ed.M（哈佛大學），51歲，彼自二零零一年五月起擔任本公司之獨立非執行董事，並為本公司審核委員會主席。李先生並為甘泉香港航空有限公司、美國中西企業有限公司及 Oasis Development Enterprises Group房地產發展及投資公司之主席。彼亦是美國Gordon College (USA) 之 East West Institute of International Studies 之創辦人及董事。多年來，彼亦擔任多間社會及慈善機構之董事。

張應坤，FCCA、CPA，47歲，彼自二零零五年十一月起擔任本公司之獨立非執行董事，並為本公司審核委員會及薪酬委員會成員。彼為Carling Technology Limited之財務經理，並於多間企業及上市公司之財務管理領域積逾20年經驗。張先生為英國特許公認會計師資深會員及香港會計師公會會員。

## Non-executive Directors

Kam Har YUE, aged 74, was involved in the policy making of the Group from 1962 to December 1989. She has been re-designated as a Non-executive Director of the Company since then to scrutinise the performance of management of the Company. She has over 32 years' experience in trading and distribution of consumer products. Ms. YUE is the spouse of Mr. Wing Sum LEE, who is an Executive Director and Honorary Chairman of the Company and the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors of the Company.

## 非執行董事

余金霞，74歲，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後改任本公司之非執行董事，負責監察本公司管理層表現。彼於貿易及分銷消費者產品擁有逾32年經驗。余女士乃本公司執行董事兼榮譽主席李永森先生之配偶，並為本公司執行董事李文輝先生及李文彬先生之母親。

## Senior Management

Herbert ADAMCZYK, aged 66, is the Managing Director of Technorient Limited, a subsidiary of our Group, and the Director and Chief Operating Officer of China Premium Lifestyle Enterprise, Inc., an associated company of the Group. He is also the Managing Director of Auto Sportiva Limited, Noble Brand Investments Limited and Keyforce Holdings Limited, which are subsidiaries of the Group engaged in "Alfa Romeo" vehicles and motor yachts trade respectively. He has 42 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group for 24 years. He is an Executive Committee member of the Motor Traders Association of Hong Kong.

Danny C Y CHAN, BA, aged 42, is the General Manager of Auto Sportiva Limited, which is the official importer and sole distributor for an Italian brand "Alfa Romeo" in Hong Kong and Macau and a subsidiary of Keyforce (B.V.I.) Limited. He has 15 years' experience in luxury European and Japanese motor brands management with positions held in Sales and Marketing, PR and Communications, Customer Relationship areas. He graduated from McMaster University, Canada in Business and Economics. He has been with the Group for seven months.

## 高層管理人員

Herbert ADAMCZYK(夏德成)，66歲，本集團之聯營公司勵安有限公司之董事長，並為本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之董事兼營運總裁。彼亦為經營「愛快•羅蜜歐」汽車及機動遊艇之本集團附屬公司愛快汽車有限公司，力保派有限公司及堅榮控股有限公司之董事長。彼於香港汽車貿易累積42年經驗。彼擁有汽車工程學歷，已任職勵安集團24年。彼為香港汽車商會之執行委員會成員。

陳宙宇，BA，42歲，愛快汽車有限公司之總經理，該公司為Keyforce (B.V.I.) Limited之附屬公司及意大利品牌「愛快•羅蜜歐」於香港及澳門之正式進口商及總代理。彼於歐洲及日本豪華汽車品牌管理及推廣方面擁有15年經驗，曾於銷售、市場推廣、公共關係及客戶關係領域擔任職務。彼於加拿大McMaster University畢業，主修商業及經濟學。彼已任職本集團7個月。

# Directors and Senior Management Profiles
# 董事及高層管理人員簡介

Powell Kwok Chuen CHEUNG, MBA, aged 43, is the Deputy Director-Group Marketing of Wo Kee Hong Limited. He is also the directors of various subsidiaries of the Group. He has 18 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 15 years.

張國存，MBA，43歲，和記電業有限公司之集團市務副董事，並為本集團多間附屬公司之董事。彼於工業及消費產品方面擁有18年銷售及推銷經驗。彼已任職本集團15年。

Kwang Liang CHIA, BSBA (Hons), aged 46, is a Director and General Manager of the subsidiary companies of the Group in Singapore. He also oversees the operation of the companies of the Group in Malaysia. He has over 20 years' corporate and financial management experience and has been with the Group for 13 years. Prior to joining the Group, he worked in KPMG Peat Marwick as an auditor for 5 years and a multinational company for 3 years. He is also an officer of the Singapore Arm Forces.

Kwang Liang CHIA(謝光亮)，BSBA (Hons)，46歲，兼任多間本集團於新加坡之附屬公司董事及總經理。同時彼亦主管本集團多間馬來西亞公司之營運。彼於企業及財務管理方面擁有逾20年經驗，在本集團已任職13年。彼在加入本集團前，於KPMG Peat Marwick擔任核數師5年及於一間跨國公司工作3年。彼亦為新加坡武裝部隊之現役軍官。

John NEWMAN, aged 40, is the Group General Manager of Auto Italia Limited, a subsidiary of Technorient Ltd. He has 19 years' experience with blue chip sports and luxury car manufacturers and importers, and was a director of a successful motor racing team in Europe. He holds a Diploma in Business and Finance, is a qualified pilot and a member of the Institute of the Motor Industry in the UK. Experienced in sales, marketing, distribution, dealer development, media communications and customer relationship management, he has been with the Group since 2005.

John NEWMAN，40歲，於勵安有限公司之一間附屬公司快意汽車有限公司擔任集團總經理。彼於藍籌跑車及豪華汽車製造及進口行業擁有19年經驗，並曾擔任一個成功歐洲賽車隊主管。彼持有商業及財務學文憑，為合資格飛機機師及英國汽車工業學會會員。彼於銷售、市場推廣、分銷、代理商拓展、流動通訊及客戶關係管理等領域具有豐富經驗。彼自二零零五年起任職本集團。

Ruby Wai Ying TANG, BBA, aged 42, is the General Manager of Human Resources and Administration Department of the Group and the Senior Marketing Manager of Wo Kee Hong Limited. She has 19 years' sales and marketing experience in both business-to-business and business-to-consumer environment in Hong Kong and PRC markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management). She is also a member of the Hong Kong Institute of Marketing and the Hong Kong Management Association. She has been with the Group for 15 years.

鄧慧瑩，BBA，42歲，本集團人力資源及行政部總經理及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面擁有19年銷售及市場推廣經驗。彼亦積極參與業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士（主修辦公室管理），並為香港市務學會及香港管理專業協會之會員。彼已任職本集團15年。

Terence Po Sheung WONG, aged 54, is the General Manager of Wo Kee Services Limited and was appointed in May 2005. He has 36 years' experience in property management, distribution management, after-sales services and logistics management. He had been with the Group for 6 years from 1991 to 1997 prior to his current appointment.

黃寶驤，54歲，於二零零五年五月獲委任為和記電器服務有限公司總經理。彼於房地產管理、分銷管理、售後服務及物流管理方面積36年經驗。彼在擔任本職之前，曾於一九九一年至一九九七年期間任職本集團為時六年。

Johnson Ka Chiu WOO, aged 59, is the General Sales Manager of Commercial Air-conditioner of Wo Kee Hong Limited. He has worked in a multinational air-conditioning engineering firm for years and has 37 years' experience in the sales management of air-conditioning products in multinational firms. He is now responsible for the development and promotion in the PRC market. He has been with the Group for 8 years.

胡嘉樵，59歲，和記電業有限公司商用空調機之營業總經理。彼曾於國際性空調工程公司任職多年，在銷售管理空調產品方面累積了37年經驗，現主要負責發展中國空調市場發展及推廣。彼已任職本集團8年。

Tony Yu Cheung YAU, aged 54, is the General Manager of Appliance Business Group of Wo Kee Hong Limited. He has 29 years' experience in business management, advertising planning, sales and marketing. He has been with the Group for 14 years.

游汝祥，54歲，和記電業有限公司家電業務團之總經理。彼於商業管理、廣告策劃、銷售及市場推廣擁有29年經驗。彼已任職本集團14年。

Hok Kwan YU, aged 52, is the General Manager of AV & Car Electronics Business Group of Wo Kee Hong Limited. He has 25 years' experience in business management, sales and marketing and considerable business experience in PRC. He has been with the Group for 28 years.

余鶴群，52歲，和記電業有限公司影音及汽車電子業務團之總經理。彼於商業管理、銷售及市場推廣擁有25年經驗。彼於國內業務亦有豐富經驗。彼已任職本集團28年。

The Directors present to shareholders this annual report and audited financial statements for the financial year ended December 31, 2006.

董事向各股東提呈本年報及截至二零零六年十二月三十一日止財政年度之經審核財務報表。

## Principal Activities

## 主要業務

The Company acts as an investment holding company.

本公司為一家投資控股公司。

Its subsidiaries were principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, other electronic and electrical products and property investment. The activities and other particulars of the principal subsidiaries are set out in Note 46 to the financial statements.

其附屬公司主要經營入口、市場推廣及分銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件、機動遊艇，其他電子及電器產品及物業投資。各主要附屬公司之業務及其他資料載列於財務報表賬項附註第46項內。

## Segmental Information

## 分類資料

Details of segmental information are set out in Note 7 to the financial statements.

分類資料詳情載列於財務報表賬項附註第7項。

## Group Results

## 集團業績

The consolidated income statement is set out on page 62 and further analysis is given in the accompanying notes to the financial statements.

綜合損益表載列於第62頁，其分析則一併載列於財務報表賬項附註內。

## Dividends

## 股息

The Directors do not recommend the payment of a final dividend (2005: nil) for the year ended December 31, 2006. No interim dividend was paid during the year (2005: nil).

董事會並不建議就截至二零零六年十二月三十一日止年度派發末期股息(二零零五年：無)。本年內並無派發中期股息(二零零五年：無)。

## Group Financial Summary

## 集團財務摘要

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 7.

本集團於過去五個財政年度之業績、資產及負債之摘要載列於第7頁內。

## Share Capital and Share Options

Details of movements in the share capital of the Company during the year are set out in Note 33 to the financial statements.

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out in the "Share Option Information" section in this Annual Report and in Note 44 to the financial statements.

## 股本及優先認股權

本年度本公司股本之變動詳情載列於財務報表賬項附註第33項內。

本年度有關本公司優先認股權資料及授予優先認股權之變動詳情載列於本年報「優先認股權資料」一節內及財務報表賬項附註第44項內。

## Reserves

Details of movements in reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 66 to 67 of this Annual Report and in Note 34 to the financial statements respectively.

## 儲備

本年度本集團及本公司儲備之變動情況分別詳載於本年報第66至67頁之綜合權益變動報表及財務報表賬項附註第34項內。

## Property, Plant and Equipment

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in Note 16 to the financial statements.

## 物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動情況詳載於財務報表賬項附註第16項內。

## Donations

During the year, the Group made charitable and other donations of HK$1,767,000 (2005: HK$208,000).

## 捐款

本年度本集團之慈善及其他捐款總額為港幣1,767,000元(二零零五年：港幣208,000元)。

## Borrowings

Details of the Group's borrowings are set out in Note 31 to the financial statements. No interest was capitalised by the Group during the year.

## 貸款

本集團貸款之詳情載列於財務報表賬項附註第31項內，本年度本集團並無將利息資本化。

## Major Customers and Suppliers

The Group's five largest suppliers accounted for 37.6% of the Group's purchases during the year, 20.4% being attributable to the largest supplier.

The percentage of turnover attributable to the Group's five largest customers is less than 30.0% during the year.

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

## 主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之37.6%，其中最大供應商佔20.4%。

本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

據董事所知，概無本公司董事、彼等之聯繫人士或任何股東(據董事知悉擁有本公司股本5%以上)於本集團五大供應商中擁有權益。

## Connected Transactions

Details of connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report.

In 2006, in respect of the Group's occupancy of various units at Wo Kee Hong Building, the Group paid to Sumwell Property Management Limited ("SPML"), as a building manager to operate a building management fund for Wo Kee Hong Building, building management and other fees of total HK$4,187,000 which SPML received on behalf of the management fund.

During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Messrs. Wing Sum LEE, Richard Man Fai LEE, Jeff Man Bun LEE and Ms. Kam Har YUE are directly or indirectly interested are shown in Note 38 to the financial statements.

## 關連交易

本年度本公司之關連交易詳情於董事會報告書「董事在合約上之利益」一節內披露。

於二零零六年度，本集團就佔用和記行大廈多個單位支付予森和物業管理有限公司(「森和物業」)(作為和記行大廈之管理公司以經營樓宇管理基金)，作為樓宇管理費及其他費用合共港幣4,187,000元，由森和物業代管理基金收取。

本年度內，本集團與李永森先生、李文輝先生、李文彬先生及余金霞女士均直接或間接擁有權益之公司所進行之正常商業交易載列於財務報表賬項附註第38項內。

## Directors

The Directors of the Company who held office during the year and up to the date of this report are:

Executive

Wing Sum LEE *(Honorary Chairman)*
Richard Man Fai LEE
*(Executive Chairman and Chief Executive Officer)*
Sammy Chi Chung SUEN
Jeff Man Bun LEE
Tik Tung WONG
Waison Chit Sing HUI

Non-executive

Kam Har YUE

Independent Non-executive

Boon Seng TAN
Raymond Cho Min LEE
Ying Kwan CHEUNG

In accordance with bye-law No. 99 of the Bye-laws of the Company, Messrs. Wing Sum LEE and Raymond Cho Min LEE will retire from office by rotation at the forthcoming Annual General Meeting. Mr. Wing Sum LEE wishes to retire after the conclusion of the forthcoming Annual General Meeting and has indicated his intention not to offer himself for re-election. Mr. Raymond Cho Min LEE, being eligible, shall offer himself for re-election.

Mr. Sammy Chi Chung SUEN has also indicated his intention to resign as an executive Director effective on April 19, 2007 as he has reached retirement age.

The Independent Non-executive Directors ("INEDs") are subject to retirement by rotation in accordance with the Company's Bye-laws. The Company has received from each INED a confirmation of his independence pursuant to the new independence guidelines set out in Rule 3.13 of the Listing Rules. The Company considers the INEDs to be independent.

## 董事

本年度內及直至本年報日本公司董事之芳名如下：

執行董事

李永森先生 *(榮譽主席)*
李文輝先生
*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

非執行董事

余金霞女士

獨立非執行董事

陳文生先生
李卓民先生
張應坤先生

依據本公司之公司細則第99條，李永森先生及李卓民先生在應屆股東週年大會上輪席告退。李永森先生擬於應屆股東週年大會結束後退休，並已表示不接受膺選連任之意願。李卓民先生惟願意接受膺選連任。

孫志冲先生亦已表示因已屆退休年齡，其將於二零零七年四月十九日起辭任執行董事之職務。

獨立非執行董事須依據本公司之公司細則輪席告退。根據上市規則第3.13條新獨立指引，本公司已收到每位獨立非執行董事確認其乃屬獨立。本公司認為獨立非執行董事乃屬獨立。

## Directors' Service Contracts

None of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Mr. Wing Sum LEE entered into a service agreement with the Company for a term of 3 years commencing from July 1, 1991 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing.

Mr. Richard Man Fai LEE entered into a service agreement with the Company for a term of 3 years commencing from April 1, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 6 months' notice in writing or pay-in-lieu.

Mr. Jeff Man Bun LEE entered into a service agreement with the Company for a term of 1 year commencing from January 21, 2002 and the appointment continues thereafter unless and until terminated by either party giving to the other 3 months' notice in writing or pay-in-lieu.

## 董事之服務合約

在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司不可於一年內不作賠償(法定賠償除外)而終止之服務合約。

李永森先生與本公司訂立為期三年之服務合約，並於一九九一年七月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知予對方終止有關委任為止。

李文輝先生與本公司訂立為期三年之服務合約，並於二零零二年四月一日開始，且是項委任此後持續有效，除其中一方提前六個月發出書面通知或代通知金予對方終止有關委任為止。

李文彬先生與本公司訂立為期一年之服務合約，並於二零零二年一月二十一日開始，且是項委任此後持續有效，除其中一方提前三個月發出書面通知或代通知金予對方終止有關委任為止。

## Directors' Interests in Securities

At December 31, 2006, the interests and short positions of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

## 董事之證券權益

於二零零六年十二月三十一日，本公司各董事及主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

## Directors' Interests in Securities (continued) 董事之證券權益(續)

(a) Beneficial interests and short position in the shares of the Company at December 31, 2006:

(a) 於二零零六年十二月三十一日，於本公司股份之實益權益及淡倉：

| Directors 董事 | Long or short position 好倉或淡倉 | Number of ordinary shares of HK$1.00 each ("Share") 每股面值港幣1.00元普通股股份(「股份」)數目<br>Personal interests 個人權益 | Family interests 家族權益 | Corporate interests 公司權益 | Total interests 權益總計 |
|---|---|---|---|---|---|
| Mr. Richard Man Fai LEE 李文輝先生 | Long position 好倉 | 3,556,438 | 673,873 (Note 1) (附註1) | 117,133,570 (Note 2) (附註2) | 121,363,881 |
| Mr. Jeff Man Bun LEE 李文彬先生 | Long position 好倉 | 471,900 | – | 118,579,289 (Notes 2 & 3) (附註2及3) | 119,051,189 |
| Ms. Kam Har YUE 余金霞女士 | Long position 好倉 | 5,209,716 | – | 117,133,570 (Note 2) (附註2) | 122,343,286 |
| Mr. Sammy Chi Chung SUEN 孫志冲先生 | Long position 好倉 | 47,190 | – | – | 47,190 |
| Mr. Raymond Cho Min LEE 李卓民先生 | Long position 好倉 | – | – | 1,920,200 (Note 4) (附註4) | 1,920,200 |

## Directors' Interests in Securities (continued)

(a) (continued):

Notes:

1. The 673,873 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 118,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors hold any short position in the Shares.

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at December 31, 2006 are disclosed in the section headed "Share Option Information" of this Annual Report.

## 董事之證券權益(續)

(a) (續):

附註:

1. 該673,873股股份由李文輝先生之配偶何秀月女士擁有。

2. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.(即The WS Lee Unit Trust之信託人)全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有,其中李永森先生之家庭成員,包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有,該公司於英屬處女群島註冊成立,由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該118,579,289股股份當中,1,445,719股股份由Fisherman Enterprises Inc.持有,該公司於英屬處女群島註冊成立,由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有,而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(b) 於二零零六年十二月三十一日,本公司之股票衍生工具之相關股份之實益權益及淡倉在本年報「優先認股權資料」一節內予以披露。

## Directors' Interests in Securities (continued) 董事之證券權益(續)

(c) Beneficial interests and short position in shares in associated corporations at December 31, 2006:

(c) 於二零零六年十二月三十一日，於相聯法團之股份之實益權益及淡倉：

| Directors 董事 | Long or short position 好倉或淡倉 | Associated corporations in which shares or equity interests are held or interested 持有或擁有相聯法團之股份或股本權益 | Number of shares or amount of equity interests held or interested 持有或擁有之股份數目或股本權益 | Class and/or description of shares/interests 股份／權益類別及／或概況 |
|---|---|---|---|---|
| Mr. Wing Sum LEE 李永森先生 | Long position 好倉 | Stoneycroft Estates Limited | 15,750,000 | non-voting deferred shares 無投票權遞延股 |
| | Long position 好倉 | Wo Kee Hong Limited 和記電業有限公司 | 8,500 | non-voting deferred shares 無投票權遞延股 |
| | Long position 好倉 | Wo Kee Services Limited 和記電器服務有限公司 | 1 | non-voting deferred shares 無投票權遞延股 |
| Ms. Kam Har YUE 余金霞女士 | Long position 好倉 | Rogers Entertainment International Limited 樂爵士娛樂國際有限公司 (Formerly known as Forward International Corporation, Limited 前稱福和貿易有限公司) | 34,335 | non-voting deferred shares 無投票權遞延股 |
| | Long position 好倉 | Shinwa Engineering Company, Limited 信和工程有限公司 | 3,850,000 | non-voting deferred shares 無投票權遞延股 |
| | Long position 好倉 | Stoneycroft Estates Limited | 340,000 | non-voting deferred shares 無投票權遞延股 |
| | Long position 好倉 | Wo Kee Hong Limited 和記電業有限公司 | 400 | non-voting deferred shares 無投票權遞延股 |

## Directors' interest in assets and/or arrangement

As at December 31, 2006, save as those disclosed in "Directors' Interests in Contracts" in this Directors' Report, none of the Directors had any other direct or indirect interest in any assets which have been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at December 31, 2006, save as those disclosed in "Directors' Interests in Contracts" in this Directors' Report, there is no other contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

## 董事於資產及／或安排之權益

截至二零零六年十二月三十一日，除董事會報告書所披露之「董事在合約上之利益」外，並無任何董事於已收購或出售或租賃予本集團任何成員之資產，或於擬收購或出售或租賃予本集團任何成員之任何資產中享有任何其他直接或間接權益。

截至二零零六年十二月三十一日，除董事會報告書所披露之「董事在合約上之利益」外，並無任何董事於本集團整體業務有重要影響之其他合約或安排中享有重大利益。

## Directors' Interests in Contracts

(a) Stoneycroft Estates Limited ("Stoneycroft") and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (hereinafter collectively referred as "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Cyber Tower Inc. ("Cyber Tower") and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from December 29, 1998 (renewable automatically thereafter) for the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid by the Owners to SPML in 2006 was HK$417,000.

## 董事在合約上之利益

(a) 本公司之全資附屬公司Stoneycroft Estates Limited（「Stoneycroft」）及Ever Rising Investments Limited（統稱為「業主」）與一間由Cyber Tower Inc.（「Cyber Tower」）及余金霞女士擁有之公司 — 森和物業管理有限公司（「森和物業」）簽訂一項大廈公契及管理協議。根據該協議，業主委任森和物業為管理人，任期由一九九八年十二月二十九日起，為期兩年（並於到期後自動延續），負責管理、運作、保養、維修、修理、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知以終止該協議。業主於二零零六年支付予森和物業之管理費合共為港幣417,000元。

## Directors' Interests in Contracts (continued)

(a) (continued):

Cyber Tower is the trustee of The WS Lee Unit Trust, 99% of the units of which are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, all of which are Directors of the Company, are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

(b) Owners entered into a service agreement with SPML on January 1, 2004 in respect of the accounting service of the Wo Kee Hong Building Management Fund rendered by SPML. The service fees are fixed at HK$162,000 per annum.

(c) On May 27, 2005, Owners entered into a service agreement with Sumwell Development Limited ("SDL"), which is owned by Mr. Wing Sum LEE and Pioneer Dragon Development Ltd. ("Pioneer Dragon"). Pioneer Dragon is solely owned by Cyber Tower. Pursuant to the agreement, Owners appointed SDL as the project manager rendering administrative and advisory services for the application for modification of the use of Kwai Chung Town Lot No. 366, with effect from May 27, 2005. Either Owners or SDL may terminate the agreement by 1 month's written notice to the other party. Nil payment was made in 2006.

## 董事在合約上之利益(續)

(a) (續):

Cyber Tower為The WS Lee Unit Trust之信託人，當中99%之基金單位由李永森先生之家族成員包括余金霞女士、李文輝先生及李文彬先生(均為本公司董事)為受益人之全權信託持有。The WS Lee Unit Trust剩餘之1%基金單位由Skylink International Asset Corporation(一家於英屬處女群島註冊成立並由余金霞女士、李文輝先生及李文彬先生擁有之公司)持有。

(b) 業主與森和物業於二零零四年一月一日就森和物業為和記行大廈管理基金提供之會計服務簽訂服務協議。該等服務費定為每年港幣162,000元。

(c) 於二零零五年五月二十七日，業主與森和發展有限公司(「森和發展」)簽訂一項服務協議，森和發展乃由李永森先生及Pioneer Dragon Development Ltd.(「Pioneer Dragon」)擁有。Pioneer Dragon由Cyber Tower全資持有。依據該協議，業主委任森和發展為項目經理，為葵涌市地段366號申請改變土地用途提供管理及咨詢服務，協議自二零零五年五月二十七日起生效。業主和森和發展均可預先給予對方一個月書面通知以終止該協議。於二零零六年並未付款。

## Directors' Interests in Contracts (continued)

(d) On January 25, 2006, the Group and Mr. Herbert ADAMCZYK ("Mr. ADAMCZYK"), the Managing Director of Technorient Limited ("Technorient"), a non-wholly owned subsidiary of the Company, subscribed for 9 and 1 shares of Keyforce (B.V.I.) Limited ("Keyforce") respectively at par value of US$1.00 each. During the year ended December 31, 2006, Keyforce set up several subsidiaries including Auto Sportiva Limited, Keyforce Holdings Limited, Noble Brand Investments Limited, for the development of the "Alfa Romeo" cars, motor yachts and other luxuary lifestyle products respectively.

(e) On June 9, 2006, Corich Enterprises Inc. ("Corich"), a wholly owned subsidiary of the Company, entered into a termination agreement with Mr. ADAMCZYK for the termination of an option agreement dated May 3, 2004 ("Option Agreement"). Pursuant to the Option Agreement, Corich agreed to grant an option to Mr. ADAMCZYK to sell all or part of his shareholding in Technorient during the period from the 65th birthday of Mr. ADAMCZYK up to and including his 70th birthday.

(f) On July 15, 2006, Corich and Mr. ADAMCZYK as sellers entered into a share exchange agreement with Xact Aid, Inc. (now known as "China Premium Lifestyle Enterprise, Inc.", hereinafter referred as "Xact") as the purchaser, an independent third party and Technorient in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact shares ("Share Exchange Agreement"). The Share Exchange Agreement also replaced and superseded a share exchange agreement dated June 9, 2006 entered into among the same parties in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact shares as representing 95% of the issued share capital of Xact upon conversion. Details of the transaction were set out in the circular dated November 10, 2006.

## 董事在合約上之利益(續)

(d) 於二零零六年一月二十五日，本集團及本公司之非全資附屬公司勵安有限公司(「勵安」)董事長Herbert ADAMCZYK先生(「夏德成先生」)以每股面值1.00美元分別認購9股及1股Keyforce (B.V.I.) Limited (「Keyforce」)之股份。於截至二零零六年十二月三十一日止年度，Keyforce已設立數間附屬公司(包括愛快汽車有限公司、堅榮控股有限公司、力保派有限公司)以拓展「愛快•羅蜜歐」汽車、機動游艇及其他豪華時尚奢侈產品。

(e) 於二零零六年六月九日，本公司之全資附屬公司Corich Enterprises Inc. (「Corich」)與夏德成先生訂立一項終止協議，以終止日期為二零零四年五月三日之一項認沽權協議(「認沽權協議」)。根據認沽權協議，Corich同意授予夏德成先生一項認沽權，以於夏德成先生65歲生日直至並包括其70歲生日期間，出售其於勵安之全部或部份股權。

(f) 於二零零六年七月十五日，Corich及夏德成先生(作為賣方)與Xact Aid, Inc (現名為「China Premium Lifestyle Enterprise, Inc.」，下稱「Xact」)(作為買方)、一名獨立第三方及勵安就出售勵安合共49%之已發行股本訂立股份交換協議，代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股(「股份交換協議」)。股份交換協議亦取代及替代日期為二零零六年六月九日由相同訂約方訂立之股份交換協議，該協議內容關於以勵安全部已發行股本交換優先可換股，而該等優先可換股於轉換時可轉換為相當於Xact已發行股本95%之Xact股份。交易詳情刊載於本公司日期為二零零六年十一月十日之通函。

## Directors' Interests in Contracts (continued)

(g) On November 14, 2006, Wo Kee Hong (B.V.I.) Limited, an wholly-owned subsidiary of the Company, entered into an agreement to dispose of its entire 100% interest in the issued share capital of Che Chuen Development Ltd. to Surestatus Group Limited, which is wholly owned by Mr. Richard Man Fai LEE, Chairman and Chief Executive Officer of the Company, for a consideration of HK$1.00. Details of the disposal were provided fully in the circular dated December 4, 2006. The disposal was duly approved in the special general meeting of the Company on December 22, 2006.

Apart from the foregoing, there were no other contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2006.

## 董事在合約上之利益(續)

(g) 於二零零六年十一月十四日，本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited訂立一份協議，出售其於Che Chuen Development Ltd.之全部100%已發行股本予本公司執行主席兼行政總裁李文輝先生全資擁有之Surestatus Group Limited，代價為港幣1.00元。出售事項詳情全文載於日期為二零零六年十二月四日之通函。出售事項已於二零零六年十二月二十二日舉行之本公司股東特別大會獲正式批准。

除上述者外，本公司或其任何附屬公司於本年底或截至二零零六年十二月三十一日止年度內任何時間，並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之其他重要合約。

## Directors' Interests in Competing Business

None of the Directors of the Company (other than Independent Non-executive Directors) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

## 董事在競爭行業之權益

除本公司之業務外，本公司各董事(獨立非執行董事除外)概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

## Convertible Note

Details of the Convertible Note issued by the Company are shown in Note 28 to the financial statements.

## 可換股票據

本公司所發行可換股票據之詳情載於財務報表賬項附註28。

## Substantial Shareholders

Save as disclosed below and in the section headed "Directors' Interests in Securities", at December 31, 2006, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the Shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

## 本公司之主要股東

除下文所披露者及於「董事之證券權益」一節外，於二零零六年十二月三十一日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而須根據證券及期貨條例第336條記入登記冊之內：

## Substantial Shareholders (continued)

## 本公司之主要股東(續)

Beneficial interests and short positions in Shares and underlying shares of equity derivatives of the Company at December 31, 2006:

於二零零六年十二月三十一日,於本公司股份及權益衍生工具相關股份之實益權益及淡倉:

| Company name 公司名稱 | Long or short position 好倉或淡倉 | Number of Shares 股份數目 | Number of underlying shares of equity derivatives 相關權益衍生工具之股份數目 | Approximate % of the total issued Shares 佔已發行股本總額之概約百分比 |
|---|---|---|---|---|
| Modern Orbit Limited | Long position 好倉 | 117,133,570 (Note 1) (附註1) | – | 52.85% |
| Cross Profit Capital Limited | Long position 好倉 | – | 30,000,000 (Notes 2 & 3) (附註2及3) | 13.54% |
| Cyber Generation Limited | Long position 好倉 | 325,000 (Note 3) (附註3) | – | 0.15% |
| Great Intelligence Holdings Limited | Long position 好倉 | 955,800 (Note 4) (附註4) | – | 0.43% |

Notes:

1. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 30,000,000 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

附註:

1. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.(即The WS Lee Unit Trust之信託人)全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有,其中李永森先生之家庭成員,包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有,該公司於英屬處女群島註冊成立,由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該30,000,000股股份指由Cross Profit Capital Limited 持有之港幣30,000,000元(可按港幣1.00元轉換)可換股可贖回票據全部獲轉換後發行之股份。Cross Profit Capital Limited為Hanny Magnetics (B.V.I.) Limited之全資附屬公司,而後者則為錦興集團有限公司之全資附屬公司。

## Substantial Shareholders (continued)

Notes: (continued)

3. 325,000 Shares are held by Cyber Generation Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, controls Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   Galaxyway Investments Limited, a company wholly owned by Chinaview International Limited, owns approximately 34.52% of the issued ordinary share capital of ITC Corporation Limited. Chinaview International Limited is wholly owned by Dr. Charles Kwok Keung CHAN. Ms. Macy Yuen Lan NG is the spouse of Dr. Charles Kwok Keung CHAN.

   Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Galaxyway Investments Limited, Chinaview International Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Cyber Generation Limited and the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

4. 955,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   ITC Management Group Limited, ITC Corporation Limited, Galaxyway Investments Limited, Chinaview International Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

## 本公司之主要股東(續)

附註：(續)

3. 該325,000股股份由Cyber Generation Limited持有，該公司為Hanny Magnetics (B.V.I.) Limited之全資附屬公司，而後者則為錦興集團有限公司之全資附屬公司。

   其威投資有限公司(即Mankar Assets Limited之全資附屬公司)擁有錦興集團有限公司之控制權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   Galaxyway Investments Limited(即Chinaview International Limited之全資附屬公司)擁有德祥企業集團有限公司已發行普通股本約34.52%。Chinaview International Limited由陳國強博士全資擁有。伍婉蘭女士為陳國強博士之配偶。

   Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、Galaxyway Investments Limited、Chinaview International Limited、陳國強博士及伍婉蘭女士均被視作於Cyber Generation Limited持有之股份中擁有權益，以及於Cross Profit Capital Limited持有可換股可贖回票據之相關股份中擁有權益。

4. 該955,800股股份由Great Intelligence Holdings Limited持有，該公司為ITC Management Group Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   ITC Management Group Limited、德祥企業集團有限公司、Galaxyway Investments Limited、Chinaview International Limited、陳國強博士及伍婉蘭女士均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

## Public Float

As at the date of this Annual Report, based on information that is publicly available to the Company, the Directors acknowledge that more than 25% of the issued capital of the Company are held by the public.

## 公眾持股量

於本年報日，本公司依據已公開的資料，董事確認本公司25%以上已發行股本由公眾持有。

## Purchase, Sale or Redemption of Securities

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

## 證券之購買、出售或贖回

本公司及其附屬公司於本年度概無購回、出售或贖回任何本公司證券。

## Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

## 先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司細則及百慕達法例並無有關先買權之條文。

## Auditors

The financial statements for the year were audited by HLB Hodgson Impey Cheng who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

On July 19, 2004, Deloitte Touche Tohmatsu resigned as auditors of the Group. RSM Nelson Wheeler were appointed and then resigned as auditors of the Group on July 20, 2004 and on August 29, 2005, respectively. On August 30, 2005, HLB Hodgson Impey Cheng were appointed as auditors of the Group to fill the casual vacancy following the resignation of former auditors to hold office until the conclusion of the annual general meeting of the Company held on June 15, 2006 ("2006 AGM") where HLB Hodgson Impey Cheng was re-appointed as auditors of the Group until the forthcoming Annual General Meeting.

## 核數師

本年度之財務報表由國衛會計師事務所審核，該核數師將在應屆股東週年大會任滿告退，惟願意接受膺選再獲委任。

於二零零四年七月十九日，德勤•關黃陳方會計師行辭任本集團核數師。羅申美會計師行分別於二零零四年七月二十日被委任為本集團核數師並於二零零五年八月二十九日辭任本集團核數師一職。國衛會計師事務所於二零零五年八月三十日被委任為核數師以彌補前任核數師之臨時空缺，直至於二零零六年六月十五日舉行之股東週年大會(「二零零六年股東週年大會」)結束為止。國衛會計師事務所於該次大會上獲續聘為本集團之核數師，直至應屆股東週年大會為止。

For and on behalf of the Board of Directors

承董事會命

**Richard Man Fai LEE**
*Executive Chairman & CEO*

*執行主席兼行政總裁*
**李文輝**

Hong Kong, March 30, 2007

香港，二零零七年三月三十日

## Corporate Governance

Maintaining an effective and solid corporate governance framework is one of the top priorities of the Company. This includes informing our shareholders of our corporate practices in our Annual Report. We have complied with all the provisions of the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the accounting year ended December 31, 2006, except for deviation from Code Provision A.2.1 which is explained in the following relevant paragraphs.

The corporate governance principles of the Company emphasise a quality board, sound internal control, and transparency and accountability to all shareholders.

## A. Directors

### A.1 The Board

We are governed by a board of Directors ("Board") which assumes the responsibility for leadership and control of the Company. Our Directors are collectively responsible for promoting the success of the Company by directing and supervising the affairs of the Company.

## 企業管治

保持一個有效及穩固之企業管治架構乃本公司最優先考慮事項之一。此舉包括於本公司年報中向本公司股東告知本公司企業常規。於截至二零零六年十二月三十一日止會計年度，本公司一直遵守聯合交易所有限公司證券上市規則附錄十四載列之「企業管治常規守則」(「企業管治守則」)全部條文，惟偏離守則條文第A.2.1條。於下文有關段落會說明此項偏離。

本公司企業管治原則強調高素質之董事會、穩健之內部監控，具透明度，以及向全體股東問責。

## A. 董事

### A.1 董事會

本公司由負責領導及管理本公司之董事會(「董事會」)管治。本公司董事集體負責指導及監督本公司事務以促使本公司成功。

## A. Directors (continued)

A.1 The Board (continued)

The Board meets regularly, normally four times each year at approximately once every three months and additional meetings will be arranged if and when necessary. Regular Board meetings schedule of each year is normally made available to all Directors members at the beginning of the year and any amendments to this meeting schedule will be notified to Directors at least 14 days before a regular meeting. Special Board meetings will be held as and when necessary. Matters on transactions where Directors are considered having conflict of interests or material interests will not be dealt with by way of written resolutions and a separate Board meeting shall be held where Independent Non-executive Directors who have no material interests shall be present in the meeting. In addition, Directors considered having conflict of interests or material interests in the matters before the Board are required to declare their interests and abstain from voting for the relevant resolution.

Appropriate notices are given to all Directors for attending regular Board meetings and other meetings. A package containing agenda and all the relevant information is normally dispatched to the Directors three days in advance of the relevant meetings.

Board meetings involve the active participation, either in person or through electronic means of communication, of a majority of Directors. The Company Secretary assists the Executive Chairman in preparing the meeting agenda, and each Director may request the inclusion of items in the agenda. Directors are also consulted on matters to be included in the agenda for all regular meetings of the Board.

## A. 董事(續)

A.1 董事會(續)

董事會定期開會，通常每年召開四次，大約每三個月一次。倘若或當有需要時亦另安排會議。每年董事會定期會議時間表通常於年初備妥以提前通知所有董事，該開會時間表之任何修訂均將於有關定期會議舉行前最少14天通知董事。有需要時將舉行特別董事會會議。當董事被認為於交易事項有利益衝突或擁有重大利益，該事項不會以書面決議案處理，而須舉行個別董事會會議，在交易中沒有擁有重大利益之獨立非執行董事須出席該會議。此外，當董事被認為與董事會審議事項有利益衝突或擁有重大利益，須申報其利益並放棄有關決議案之投票。

於董事會定期會議及其他會議前均向所有董事發出適當通知。通常於相關會議日期的三天前向董事發出議程及所有相關資料。

董事會會議均由大部份董事親身出席或透過電子通訊方法積極參與。公司秘書協助執行主席準備會議議程，各位董事皆可要求將商討事項列入議程，擬商訂事項在徵詢董事意見後方列入董事會所有定期會議議程。

## A. Directors (continued)

A.1 The Board (continued)

Minutes of the Board meetings are recorded in detail and draft minutes are circulated to all Directors for review and comment before being approved by the Board immediately following the meeting. All the minutes of the meetings are properly kept by the Company Secretary and are available for inspection by the Directors during normal office hours.

The Board met 7 times in 2006. The attendance of individual Director at these Board meetings is as below:

## A. 董事(續)

A.1 董事會(續)

董事會會議均作詳細記錄。而會議記錄的草稿均先由所有董事傳閱，並表達意見，方於緊隨會議結束後由董事會核准。所有會議記錄由公司秘書妥善保存，並供董事於正常辦公時間查閱。

二零零六年董事會舉行了7次會議。各董事於該等董事會會議之出席率如下：

| **Number of meeting** | **會議次數** | | **7** |
|---|---|---|---|
| *Executive Directors:* | *執行董事：* | | |
| Mr. Wing Sum LEE | 李永森先生 | 0/7 | (0%) |
| Mr. Richard Man Fai LEE | 李文輝先生 | 6/7 | (86%) |
| Mr. Sammy Chi Chung SUEN | 孫志冲先生 | 6/7 | (86%) |
| Mr. Jeff Man Bun LEE | 李文彬先生 | 6/7 | (86%) |
| Mr. Tik Tung WONG | 汪滌東先生 | 7/7 | (100%) |
| Mr. Waison Chit Sing HUI | 許捷成先生 | 5/7 | (71%) |
| *Non-executive Director:* | *非執行董事：* | | |
| Ms. Kam Har YUE | 余金霞女士 | 1/7 | (14%) |
| *Independent Non-executive Directors:* | *獨立非執行董事：* | | |
| Mr. Boon Seng TAN | 陳文生先生 | 6/7 | (86%) |
| Mr. Raymond Cho Min LEE | 李卓民先生 | 6/7 | (86%) |
| Mr. Ying Kwan CHEUNG | 張應坤先生 | 7/7 | (100%) |
| Average attendance rate | 平均出席率 | | 72% |

The Company has also taken out appropriate insurance cover for our Directors in respect of legal actions taken against Directors and officers. The Board reviews the extent of the insurance cover every year.

本公司亦為其董事購買適當保險，以為董事及高級職員所面對法律行動提供保障。董事會每年檢討保險受保範圍。

## A. Directors (continued)

### A.2 Chairman and Chief Executive Officer

Code provision A.2.1 of the CG Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details were set out fully in the corporate governance report in 2005 annual report.

In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

As Executive Chairman of the Company, Mr. Richard Man Fai LEE has to ensure that all Directors are properly briefed on issues arising at Board meetings and that Directors receive adequate information, which must be complete and reliable, in a timely manner.

## A. 董事（續）

### A.2 主席及行政總裁

企業管治守則條文第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。

李文輝先生為執行主席兼行政總裁。董事會認為此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權採納清晰指引。對於行政總裁之權力及職責亦訂有指引。其全文已刊載於二零零五年年報的企業管治報告內。

此外，由擁有經驗及才幹之人士組成之董事會定期開會討論本集團之業務及運作。董事會相信，此結構有助於加強及維持一致之領導，使本集團得以迅速和有效地制定及實施決策。

作為本公司執行主席，李文輝先生須確保所有董事能妥善地獲得董事會會議上討論問題之通報，所有董事能收到充分及適時資料，而該等資料必須完整可靠。

## A. Directors (continued)

A.3 Board composition

Currently, the Board comprises ten Directors, including six Executive Directors, one Non-executive Director and three Independent Non-executive Directors. The Listing Rules require every listed issuer to have at least three independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Ying Kwan CHEUNG, one of the Independent Non-executive Directors, is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Each of the three Independent Non-executive Directors has confirmed his independency in accordance with Rule 3.13 annually.

Three of the six Executive Directors and the Non-executive Director are family members. Mr. Wing Sum LEE, an Executive Director, and Ms. Kam Har YUE, a Non-executive Director are spouse, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, both of whom are Executive Directors, are their sons and brothers. Save as those disclosed herein, Board members do not have any family, financial or business relations with each other.

The biographies of our Directors are set out in the "Directors and Senior Management Profiles" section in this Annual Report. Details of the biography of the Director seeking re-election at the forthcoming Annual General Meeting to be held on May 31, 2007 are set out in the circular issued by the Company dated April 17, 2007 sent to shareholders together with this Annual Report. The Company also maintains on its website, http://www.wokeehong.com.hk, an update biography of the Directors.

## A. 董事(續)

A.3 董事會組成

現時董事會由十名董事組成，其中執行董事六人，非執行董事一人，獨立非執行董事三人。上市規則要求每個上市發行人至少擁有三名獨立非執行董事，其中至少一人必須擁有適當專業資格或會計或相關財務管理專業技能。獨立非執行董事張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員。三名獨立非執行董事每年均各自按照規則第3.13條，確認其獨立性。

六名執行董事的其中三位及一位非執行董事為家族成員關係。李永森先生(執行董事)與余金霞女士(非執行董事)為夫婦。李文輝先生及李文彬先生(均為執行董事)乃為彼等兒子，互為兄弟關係。除於此披露者外，董事會成員之間並無任何家族、財務或業務關係。

本公司董事之履歷載於本年度報告「董事及高層管理人員簡介」一節。擬於應屆股東週年大會(二零零七年五月三十一日舉行)膺選連任之董事之履歷詳情刊載於本公司於二零零七年四月十七日刊發，並與本年報一併寄發予股東之通函內。本公司亦於其網頁http://www.wokeehong.com.hk上載有董事履歷最新資料。

## A. Directors (continued)

A.4 Appointments, re-election and removal of directors

Non-executive Directors of the Company are appointed for a specific term of two years, subject to re-election in accordance with the Bye-laws of the Company. All Directors, including those appointed for a fixed term, except for Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, are subject to the retirement by rotation provisions in the Bye-laws of the Company.

A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next general meeting.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-laws of the Company. In order to comply with Code Provision A.4.2 that every director should be subject to retirement by rotation at least once every three years, Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, sent confirmation to the Company that he would voluntarily retire from his directorship at future annual general meetings of the Company at least once every three years, and being eligible for re-election, would offer himself for re-election at the relevant general meetings.

## A. 董事(續)

A.4 董事之委任、重選和罷免

本公司非執行董事之委任指定任期為兩年，且須根據本公司之公司細則接受重選。所有董事(本公司執行主席兼行政總裁李文輝先生除外)，包括有固定任期之董事，須根據本公司之公司細則之規定輪席告退。

由董事會委任以填補臨時空缺或作新增之董事須任職至下屆股東大會為止。

根據和記行(集團)有限公司一九九一年之公司法，擔任主席或董事總經理職務之董事無須按本公司之公司細則輪席告退。為遵守守則條文第A.4.2條(即每名董事至少每三年輪席告退一次之規定)，本公司執行主席兼行政總裁李文輝先生已向本公司發出確認函，表示至少每三年於將來之股東週年大會上自願退任，彼有資格重選，亦將於相關股東大會上膺選連任。

## A. Directors (continued)

A.4 Appointments, re-election and removal of directors (continued)

The Board has not established a Nomination Committee for reviewing new appointment of Directors and senior executives and management succession plan for Executive Directors and senior executives. Any Director can nominate potential Director candidate. The whole Board undertake the duties collectively of selection and assessment to ensure all candidates to be selected and appointed as a Director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

A.5 Responsibilities of Directors

Each newly appointed Director is provided with a package of orientation materials setting out the required duties and responsibilities of Directors under the Listing Rules and other relevant statutory requirements of Hong Kong. Newly appointed Directors are invited to attend a briefing session on directors' duties and responsibility under laws and regulations conducted by legal professional. Our Directors are kept informed on a regular basis on the latest development of any latest changes to the regulatory requirements. All our Directors are encouraged to participate in continuous professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statutes, Listing Rules and corporate governance practices. On February 17, 2006, a presentation was given to all Directors and senior management of the Group on the major laws and regulations applicable to the Company.

## A. 董事(續)

A.4 董事之委任、重選和罷免(續)

董事會尚未成立提名委員會，以審核新董事及高級行政人員之委任以及執行董事及高級行政人員之繼任計劃。任何董事均可提名董事侯選人。全體董事會共同承擔遴選及評估責任，以確保所有獲挑選及獲委任為董事之候選人必須能夠符合上市規則第3.08條及第3.09條載列之標準。獲委任為獨立非執行董事之候選人亦須符合上市規則第3.13條載列之獨立性標準。

A.5 董事責任

每名新委任董事均獲得一套職務簡介材料，該等材料載列有關上市規則及香港其他相關法例規定下之董事職責及責任。新獲委任董事將獲邀出席一項由法律專業人士主持之簡介會，以了解董事根據法規之職責及責任。本公司定期通知董事有關任何最新法例規定之最新進展。本公司鼓勵所有董事參加持續專業技能發展研討會及／或課程，以更新其對相關法例、上市規則及企業管治常規之最新發展或修改。本公司已於二零零六年二月十七日舉行講座，向本集團所有董事及高級管理人員講述有關可適用於本公司之主要法律及規定。

## A. Directors (continued)

A.5 Responsibilities of Directors (continued)

The functions of Non-executive Directors have included the functions as specified in Code Provision A.5.2(a) to (d) except for the Code Provision A.5.2(c) to the extent that the Company does not have a nomination committee.

The Company has adopted the standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), of the Listing Rules, in relation to the dealings in securities of the Company by the Directors and employees of the Group.

Having made specific enquiry of all Directors, during the year ended December 31, 2006, the Directors have complied with the standard set out in the Model Code.

A.6 Supply of and access to information

In respect of regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all Directors in a timely manner and at least three (3) days before the intended date of a Board meeting, an Audit Committee meeting or a Remuneration Committee meeting.

The Board and each Director have separate and independent access to the Group's senior management. All Directors are entitled to have access to board papers, minutes and related materials.

## A. 董事(續)

A.5 董事責任(續)

非執行董事之職能包括守則條文第A.5.2(a)至(d)條指定之職能，惟本公司並無提名委員會，未能符合守則條文第A.5.2(c)條指定之職能。

本公司已採納上市規則有關本集團董事及僱員買賣本公司證券之上市發行人董事證券交易標準守則(「標準守則」)附錄十載列之標準。

本公司已向所有董事作出具體查詢，於截至二零零六年十二月三十一日止年度期間內，董事已遵守標準守則載列之標準。

A.6 資料提供及使用

就董事會定期召開之會議及在其他情況下(只要實際可行)，會議之議程及相關會議文件全部適時送交全體董事，並至少在預期舉行董事會會議、審核委員會會議或薪酬委員會會議日期的三天前送出。

董事會及每名董事均能個別及獨立地接觸本集團高級管理人員。所有董事均有權獲取董事會會議文件、會議記錄及相關材料。

## B. Remuneration of Directors and Senior Management

B.1 The level and make-up of remuneration and disclosure

The Remuneration Committee was established in accordance with the CG Code. The existing members of the Remuneration Committee are Mr. Boon Seng TAN, Mr. Ying Kwan CHEUNG, both of whom are the Independent Non-executive Directors and Mr. Tik Tung WONG, an Executive Director. Mr. Boon Seng TAN is the Chairman of the Remuneration Committee. The terms of reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in Code Provision B.1.3(a) to (f). During the year, the Remuneration Committee met on one (1) occasion with 100% attendance of all the members.

The Remuneration Committee has adopted a set of policy and guidelines to govern its administration in reviewing, considering and fixing the remuneration packages and benefits of Directors and senior management of the Group. During the year 2006, the Remuneration Committee had:

- reviewed the service agreements of all Executive Directors in accordance with the policy and guidelines adopted by it;
- made recommendations to the Board in relation to the renewal of the service agreements of two Executive Directors; and
- reviewed and recommended the relevant factors for determining the Executive Directors' bonus.

## B. 董事及高級管理人員之薪酬

B.1 薪酬及披露的水平及組成

本公司已根據企業管治守則成立薪酬委員會。薪酬委員會現有成員為陳文生先生、張應坤先生（二人均為獨立非執行董事）及汪滌東先生（執行董事），陳文生先生為薪酬委員會主席。經參考企業管治守則而採納之薪酬委員會職權範圍，已包括守則條文第B.1.3(a)至(f)條載列之特定職責。年內，薪酬委員會已會晤了一次，全體成員均有出席。

薪酬委員會已採納一套政策及指引，以管理、審核、審議及確定本集團董事及高級管理人員之薪酬及福利。於二零零六年期間，薪酬委員會已：

- 根據其採納之政策及指引審核所有執行董事之服務協議；
- 就兩名執行董事服務協議之續期向董事會提出建議；及
- 審議並建議釐定執行董事花紅之相關要素。

## B. Remuneration of Directors and Senior Management (continued)

## B. 董事及高級管理人員之薪酬（續）

B.1 The level and make-up of remuneration and disclosure (continued)

B.1 薪酬及披露的水平及組成（續）

Full minutes of the Remuneration Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.

薪酬委員會會議之詳細會議記錄由本公司秘書存置。薪酬委員會會議記錄之初稿及最後版本均送交薪酬委員會全體成員，以徵求其意見及批准。

## C. Accountability and Audit

## C. 問責及核數

C.1 Financial reporting

C.1 財務報告

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

管理層須向董事會提供充分的解釋及足夠的資料，讓董事會可以就提交給他們批准的財務及其他資料，作出有根據的評審。

The Directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and the results and cash flow for that period. In preparing the accounts for the year ended December 31, 2006, the Directors have:

董事負責監督本公司所有財務事項，妥善保管會計記錄並編制各財政期間之賬目，而該等賬目真實公平地反映本集團於該期間的業務狀況、業績及現金流量。編制截至二零零六年十二月三十一日止年度賬目時，董事已：

- approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;
- selected and applied consistently appropriate accounting policies;
- made judgments and estimates that are prudent and reasonable;

- 批准採納香港會計師公會頒布之所有可適用香港財務報告準則；
- 選擇並一貫採用適當之會計政策；
- 作出審慎及合理判斷及評估；

## C. Accountability and Audit (continued)

C.1 Financial reporting (continued)

- prepared the accounts on the on-going concern basis.

The Board is accountable to its shareholders for a clear and balanced assessment of the Company's financial position and prospects. In this regard, the Directors are responsible for presenting a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

Financial results of the Group are announced in a timely manner in accordance with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules and the Directors acknowledge their responsibility for preparing the financial statements of the Group.

The Group's external auditors are HLB Hodgson Impey Cheng (the "Auditors"). The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out on pages 60 to 61 of this Annual Report.

## C. 問責及核數(續)

C.1 財務報告(續)

- 以持續經營為基礎編制賬目。

董事會須清晰及平衡地評審本公司財務狀況及前景,以向其股東負責。在此方面,董事有責任於年報及中期報告中提出平衡、清晰及易明的評估、其他涉及價格敏感資料的通告及根據上市規則須予披露的其他財務資料,及向監管者提交之報告書以至根據法例規定須予披露之資料。

本集團財務業績根據所有法例規定及時予以公布,尤其是在上市規則第13.49(1)及(6)條規定的時間內予以公布,而董事承認彼等有編制本集團財務報表之責任。

本集團外聘核數師為國衛會計師事務所(「核數師」)。核數師有關其對本集團財務報表申報責任之聲明載於本年報第60至61頁。

## C. Accountability and Audit (continued)

C.1 Financial reporting (continued)

For the year ended December 31, 2006, no material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern was reported on by the Auditors.

During the year 2006, the Auditors have performed audit and non-audit services and their remuneration in respect of audit and non-audit services is HK$2,226,000 and HK$1,699,000 respectively.

C.2 Internal controls

The Board is responsible for overseeing the Group's internal control system and to ensure that a sound and effective internal control system is maintained. The Board is responsible for approving and reviewing internal control policy while the responsibility of day-to-day management of operational risks and implementation of mitigation measures lies with the management. As the internal control system is designed to manage the Group's risks within an acceptable risk profile, rather than to eliminate the risk of failure, and to achieve the business objectives of the Group. Accordingly, it can only provide reasonable assurance but not absolute assurance against material misstatement of management and financial information and records or against financial losses or fraud.

## C. 問責及核數(續)

C.1 財務報告(續)

於截至二零零六年十二月三十一日止年度，核數師概無呈報可對公司持續經營之能力構成重大疑問之相關重大不確定性。

於二零零六年，核數師已提供審核及非審核服務，彼等提供審核及非審核服務之薪酬分別為港幣2,226,000元及港幣1,699,000元。

C.2 內部監控

董事會負責監督本集團之內部監控系統，並確保維持一個健全及有效之內部監控系統。董事會負責批准及審核內部監控政策，管理層則負責經營風險之日常管理並實施舒緩措施。由於內部監控系統旨在將本集團之風險管理於某一可接受之風險範圍內(而非杜絕失誤之風險)，並達至本集團之業務目標，故對於管理及財務信息及記錄之重大錯誤陳述，或財務損失及欺詐，內部監控系統僅可提供合理保障而非絕對保障。

## C. Accountability and Audit (continued)

C.2 Internal controls (continued)

Key control procedures of the Group's internal control system are as follows:

- Segregation of duties and functions of the respective operational departments of the Group
- Monitoring the strategic plan and performance
- Designing an effective accounting and information system
- Controlling price-sensitive information

The Board has established an on-going process for identifying, evaluating and managing the significant risks faced by the Group and this process includes updating the internal control manual when there are changes to business environment or regulatory guidelines.

Starting from 2005, the Board has conducted an annual review of the effectiveness of its internal control system covering all material controls, including financial, operational and compliance as well as risk management. The Group has also engaged external auditors to conduct annual review and make recommendations for the improvement and strengthening of the internal control system.

## C. 問責及核數(續)

C.2 內部監控(續)

本集團內部監控系統之主要控制程序如下：

- 分隔本集團各經營部門之職責及職能
- 監察策略方案及表現
- 設計一套有效之會計及資訊系統
- 控制價格敏感之資料

董事會已確立既定程序，以確定、評估及管理本集團所面對的重大風險，該程序包括當營商環境或規例指引變更時，更新內部監控系統。

董事會自二零零五年起即對內部監控系統進行年度檢討，有關檢討涵蓋所有重要控制，包括財務、經營、合規、及風險管理。本集團亦聘任外部核數師進行年度檢討及提出改善及加強內部監控系統之建議。

## C. Accountability and Audit (continued)

C.2 Internal controls (continued)

The review by external auditors is conducted with reference to the principles outlined in Internal Control and Risk Management – A Basic Framework issued by the Hong Kong Institute of Certified Public Accountants. The assessment covers the major internal controls and measures, including financial, operational and compliance as well as risk management. The external auditors have reported an overall satisfaction on the improvements based on last year recommendations and current internal control system of the Group. Beside, the external auditors have made further recommendations to improve the internal control system summarised below:

1. Announcement procedure

   - New or revised Company Ordinance and listing rules should be circulated and initialled by the relevant employees.

2. Assets protection

   - Password for all entrances should be changed half-yearly to prevent unauthorised access to the office.

3. Personnel

   - The Group should perform the performance appraisals regularly which is not only providing a base for promotion but also giving a communication channel for employees' feedbacks and consultations on their job performance in order to improve efficiency.

## C. 問責及核數(續)

C.2 內部監控(續)

外部核數師之檢討乃參考香港會計師公會頒布之「內部監控與風險管理－基本架構」所概述之原則進行。評估涵蓋主要內部控制及措施，包括財務、經營、合規、及風險管理。外部核數師已就去年建議已作之改進及本集團之現時內部監控系統，作出整體滿意之報告。此外，外部核數師已就改進內部監控系統提出進一步建議並概述如下：

1. 公布程序

   — 新訂或經修訂之公司條例及上市規則須經相關僱員傳閱及簡簽。

2. 資產保障

   — 所有入口之密碼須每半年更換一次，以杜絕未經許可進入辦公室。

3. 人事

   — 本集團須定期進行表現評估，該項評估不僅作為升職依據，並為僱員就彼等工作表現提供一條溝通管道，藉以改善效率。

## C. Accountability and Audit (continued)

C.2 Internal controls (continued)

4. Information systems

- Performance and completeness of every job should be evaluated. Before performing each job, approval by manager is required and a confirmation by the end-user is needed upon the completion of the job.

5. Purchases cycle

- The Group should setup standard procedures and quality checking reports for all goods received. The quality checking reports should be checked and initialled by both preparer and the reviewer.

- A maximum quantity and re-order level of each stock should be set up as guidance for the staff to follow.

6. Sales cycle

- Accounts department should review the service invoice register. Follow up review on the missing invoices should be performed to ensure the completeness.

## C. 問責及核數(續)

C.2 內部監控(續)

4. 資訊系統

- 每項工作之表現及完成情況均須經評估。於進行每項工作前須經經理批准，而於完成工作後，須獲最終用家確認。

5. 採購週期

- 本集團須針對所有已收貨品設立標準程序及素質核查報告。素質核查報告須由編制人員及審核人員核對及簡簽。

- 須針對每項存貨設定最高數量及追加訂貨水平，作為員工遵循之指引。

6. 銷售週期

- 會計部須核對服務發票冊。須針對遺失發票作跟進核對以確保完整性。

## C. Accountability and Audit (continued)

C.2 Internal controls (continued)

7. Services cycle

- Services orders should be filed in sequential and timely manner.

- Services manager should check and initial on the daily income summary before passing to finance division.

8. Properties leasing

- The Group should regularly review the environment in the car park for safety purpose. Additional mirrors should be provided for drivers to indicate the traffic condition within the car park.

- The Group should consider consolidating the operation of properties leasing in the PRC and Hong Kong to the department of properties leasing.

Based on the assessments made by the external auditors, the Audit Committee and the Board considered that the key areas of the Group's internal control system are reasonably implemented with room for improvement. The Group shall use its best endeavour to implement the recommendations made by the external auditors in order to further improve the internal control system.

## C. 問責及核數(續)

C.2 內部監控(續)

7. 服務週期

- 服務訂單須依次序及時存檔。

- 服務經理須於核對並簡簽每日收入摘要後,方呈交財務部。

8. 物業租賃

- 為安全起見,本集團須定期檢討泊車場之環境。須加裝額外鏡子以便司機了解泊車場內之交通狀況。

- 本集團須考慮將於中國及香港之物業租賃業務整合至物業租賃部。

根據外部核數師之評估,審核委員會及董事會認為本集團內部監控系統之主要環節均已合理落實,並有改進空間。本集團須竭力落實外部核數師之建議,以進一步改善內部監控系統。

## C. Accountability and Audit (continued)

## C. 問責及核數(續)

C.3 Audit Committee

C.3 審核委員會

The Audit Committee was established in December 31, 1998. The Terms of Reference of the Audit Committee are reviewed annually and have included the duties set out in Code Provision C.3.3(a) to (n) of the CG Codes. The existing members of the Audit Committee comprise Mr. Raymond Cho Min LEE, Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors. Mr. Ying Kwan CHEUNG being a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants has the appropriate professional qualification and experience in financial field. Mr. Raymond Cho Min LEE is the Chairman of the Audit Committee.

審核委員會於一九九八年十二月三十一日成立。審核委員會之職權範圍每年均經審議並包括企業管治守則條文第C.3.3(a)至(n)條載列之職責。審核委員會現有成員包括李卓民先生、陳文生先生及張應坤先生，均為獨立非執行董事。張應坤先生為英國特許公認會計師公會資深會員及香港會計師公會會員，擁有適當之財務專業資格及經驗。李卓民先生為審核委員會主席。

During the year, the Audit Committee has conducted four (4) formal meetings and discharged its responsibilities. Attendance of individual member at the Audit Committee meetings in 2006 is as below:

年內，審核委員會召開了四次正式會議並履行其責任。二零零六年審核委員會各成員之出席率如下：

| | | | |
|---|---|---|---|
| **Number of meeting** | **會議次數** | | **4** |
| Mr. Raymond Cho Min LEE | 李卓民先生 | 3/4 | (75%) |
| Mr. Boon Seng TAN | 陳文生先生 | 4/4 | (100%) |
| Mr. Ying Kwan CHEUNG | 張應坤先生 | 4/4 | (100%) |
| Average attendance rate | 平均出席率 | | 92% |

The principal duties of the Audit Committee included reviewing the financial controls, internal control and risk management system, annual report and accounts, interim report and accounts.

審核委員會之主要職責包括檢討財務監控、內部監控及風險管理制度、審閱年度報告及賬目、中期報告及賬目。

## C. Accountability and Audit (continued)

C.3 Audit Committee (continued)

The following is a summary of the work performed by the Audit Committee during the year 2006:

- met with the external auditors to discuss the general scope of their audit work and the matters related to the audit of the financial statements for the years ended December 31, 2005;
- reviewed external auditor's management letter and management's response;
- considered and recommended to the Board adoption of new accounting standards;
- reviewed and recommended to the Board for approval of the audit fee proposal for the Group for 2005;
- reviewed the audited accounts and final results announcement for the year 2005;
- reviewed the interim report and the interim results announcement for the six months ended June 30, 2006;
- reviewed and recommended to the Board the conduct of internal control review for the Group;
- reviewed and considered the report of internal control and the effectiveness of the internal control system of the Group;

## C. 問責及核數(續)

C.3 審核委員會(續)

審核委員會於二零零六年所履行之工作概述如下：

- 會晤外聘核數師，以討論其核數工作之整體範圍及與截至二零零五年十二月三十一日止年度財務報表審核有關之事宜；
- 審閱外聘核數師之管理層函件及管理層之回應；
- 審議並向董事會建議採納新會計準則；
- 審閱並向董事會建議批准二零零五年本集團核數費用建議；
- 審閱二零零五年度經審核賬目及末期業績公告；
- 審閱截至二零零六年六月三十日止六個月中期報告及中期業績公佈；
- 審議並向董事會建議進行本集團內部監控檢討；
- 審議並考慮內部監控報告及本集團內部監控系統之有效性；

## C. Accountability and Audit (continued)

C.3 Audit Committee (continued)

- reviewed the non-audit services provided by the auditors of the Company and assess the independence and objectivity of the external auditors in relation to their provision of non-audit services;

- reviewed the related party transactions and compliance of the relevant Listing Rules and accounting policies in relation thereto.

All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During the year, no issues brought to the attention of the management and the Board were of sufficient importance to require disclosure in the Annual Report.

Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval.

The Interim and Annual Reports of the Company have been reviewed by the Audit Committee.

## C. 問責及核數(續)

C.3 審核委員會(續)

- 檢討本公司核數師提供之非核數服務並評核外聘核數師提供非核數服務之獨立性及客觀性；

- 審核關連人士交易及遵守相關上市規則及其有關之會計政策。

管理層已處理審核委員會提出之所有事宜。審核委員會已向董事會報告其工作及調查結果。年內，管理層及董事會所知悉之事宜，其重要程度不足以須於年報內予以披露。

審核委員會會議之詳細會議記錄由本公司秘書存置。審核委員會會議記錄之初稿及最後版本均送交審核委員會全體成員，以徵求其意見及批准。

審核委員會已審閱本公司之中期報告及年報。

## D. Delegation by the Board

D.1 Management functions

The Board oversees the Company's strategic development and determines the objectives, strategies and policies of the Group. It also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group's strategic objectives, and delegates the implementation of strategies, and day-to-day operation of the Group to the management. The Board is entrusted with certain reserved powers which were fully described in the corporate governance report in the 2005 Annual Report.

D.2 Board committees

Apart from the Audit Committee (particulars are disclosed under C.3) and the Remuneration Committee (particulars are disclosed under B.1), the Board has also established three other committees of the Board, namely the Financial Control Committee, the Executive Directors' Committee and the Operation Review Committee.

The composition and functions of the respective board committee were set out in the corporate governance report in the 2005 Annual Report.

## D. 董事會權力之轉授

D.1 管理功能

董事會監察本公司之策略發展並釐定本集團之目標、策略及政策。其亦監控及控制經營及財務表現並制定風險管理之適當政策，以實現本集團之策略目標，並將本集團實施策略及日常經營之權力轉授予管理層。董事會受託擁有若干保留之權力，有關詳情刊載於二零零五年年報的企業管治報告內。

D.2 董事會轄下之委員會

除審核委員會（詳情載於C.3）及薪酬委員會（詳情載於B.1）外，董事會亦已成立另外三個董事委員會，即財務管理委員會，執行董事委員會及經營審核委員會。

各董事會轄下之委員會之組成及職能刊載於二零零五年年報的企業管治報告內。

## E. Communication with Shareholders

E.1 Effective communication

The Company follows the practice that at the annual general meeting, a separate resolution is proposed in respect of each separate issue, including the re-election of Directors.

In every annual general meeting of the Company, the Chairmen of the Audit Committee and the Remuneration Committee or the members of the respective committees or their respective appointed delegates are present to answer questions of shareholders.

E.2 Voting by poll

The Company informs shareholders of the procedures for demanding a poll by incorporating them in the circular for annual general meetings and special general meetings. In addition, in every general meeting, the chairman of the meeting provides an explanation of the procedures for voting by poll at the commencement of the meeting.

The procedures for demanding a poll by the shareholders were incorporated in the circular for the forthcoming Annual General Meeting.

At the 2006 annual general meeting, the Executive Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meeting.

For and on behalf of the Board of Directors

**Richard Man Fai LEE**
*Executive Chairman & CEO*

Hong Kong, March 30, 2007

## E. 與股東之溝通

E.1 有效溝通

根據本公司之慣例，於股東週年大會上，將就各個別事宜通過獨立決議案，包括重選董事。

於本公司各屆股東週年大會上，審核委員會及薪酬委員會主席或相關委員會之成員或其相關之獲委任代表均出席，以回答股東提出之問題。

E.2 以投票方式表決

於有關本公司股東週年大會或股東特別大會之任何通函內，均刊載以投票方式表決之程序，藉以知會股東。此外，於每次股東大會上，大會主席於會議開始時均會解釋以投票方式表決之程序。

股東要求以投票方式表決之程序已納入應屆股東週年大會之通函。

執行主席已於二零零六年股東週年大會開始時解釋股東要求以投票方式表決之程序。

承董事會命

*執行主席兼行政總裁*
**李文輝**

香港，二零零七年三月三十日

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

香港
中環畢打街11號
置地廣場
告羅士打大廈31樓

31/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

**TO THE SHAREHOLDERS OF**
**WO KEE HONG (HOLDINGS) LIMITED**
(incorporated in Bermuda with limited liability)

**致**
**和記行(集團)有限公司各股東**
(於百慕達註冊成立之有限公司)

We have audited the consolidated financial statements of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 62 to 177, which comprise the consolidated and company balance sheets as at December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

本行已審核列載於第62至177頁和記行(集團)有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表。綜合財務報表包括二零零六年十二月三十一日之綜合及公司資產負債表,以及截至該日止年度之綜合損益表、綜合權益變動表及綜合現金流量表連同主要會計政策摘要及其他附註解釋。

## Directors' responsibility for the consolidated financial statements

## 董事就綜合財務報表之責任

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

貴公司之董事須根據由香港會計師公會頒布之香港財務報告準則及香港公司條例之披露規定編制及真實與公平地列報該等綜合財務報表。此責任包括設計、實施及維持與編製及真實而公平地列報綜合財務報表相關的內部監控,以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇及應用適當之會計政策,及按情況下作出合理之會計估計。

## Auditors' responsibility

## 核數師之責任

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit

本行之責任是根據本行之審核,對該等綜合財務報表提出意見,並根據百慕達公司法第90條,僅向全體股東報告本行之意見,除此以外,本報告不可用作其他用途。本行概不就本報告內容向任何其他人士承擔或負上任何責任。本行乃根據香港會計師公會頒布之

## Auditors' responsibility (continued)

in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**HLB Hodgson Impey Cheng**
*Chartered Accountants*
*Certified Public Accountants*

Hong Kong, March 30, 2007

## 核數師之責任(續)

香港審計準則進行審核工作。該準則要求本行遵守道德規範，並策劃及執行審核，以合理確定該等綜合財務報表是否不存在任何重大錯誤陳述。

審核涉及執行程序以取得與綜合財務報表所載數額及披露事項有關之審核憑證。所選用之程序由核數師作判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。當核數師作出該等風險評估時，會考慮與該公司編製及真實與公平地列報綜合財務報表相關之內部監控，以設計適合當時情況之審核程序，但不會就公司之內部控制之成效發表意見。審核亦包括評價董事所採用之會計政策是否合適，及所作出之會計估計是否合理，以及評價綜合財務報表之整體呈列方式。

本行相信本行得到足夠及適當之審核憑證以作為提供該審核意見之基礎。

## 意見

本行認為，該等綜合財務報表已根據香港財務報告準則真實與公平地反映　貴公司及　貴集團於二零零六年十二月三十一日之財政狀況及　貴集團於截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露規定妥善編製。

**國衛會計師事務所**
*英國特許會計師*
*香港執業會計師*

香港，二零零七年三月三十日

# Consolidated Income Statement
# 綜合損益表

For the year ended December 31, 2006

| | | Notes 附註 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 (restated) (重列) |
|---|---|---|---|---|
| **Turnover** | **營業額** | 6 | 786,580 | 697,454 |
| Cost of sales | 銷售成本 | | (624,947) | (549,330) |
| Gross profit | 毛利 | | 161,633 | 148,124 |
| Other operating income | 其他營業收入 | 8 | 16,245 | 3,037 |
| Distribution costs | 分銷成本 | | (55,121) | (50,413) |
| Administrative expenses | 行政費用 | | (120,198) | (95,101) |
| Gain/(loss) on disposal of properties held for sale | 出售持作出售物業之收益／(虧損) | | 5 | (2,905) |
| Loss on disposal of investment properties | 出售投資物業虧損 | | (260) | – |
| Fair value gains on investment properties | 投資物業公平值收益 | 15 | 25,026 | 12,728 |
| Reversal of write-down of properties held for sale to net realisable value | 持作出售物業減值撥回至可變現淨值 | | 400 | 3,330 |
| Gain on settlement of a loan | 債務清償收益 | | – | 88,178 |
| Provision for a legal claim | 司法索償撥備 | 27 | – | (30,656) |
| **Profit from operations** | **經營盈利** | 9 | 27,730 | 76,322 |
| Finance costs | 財務費用 | 10 | (11,381) | (6,685) |
| Loss on disposal of a subsidiary | 出售一間附屬公司之虧損 | 36 | (15,935) | – |
| Gain on disposal of a subsidiary | 出售一間附屬公司之收益 | 36 | 28,624 | – |
| Loss on disposal of an associate | 出售一間聯營公司之虧損 | | (9,723) | – |
| Share of results of associates | 應佔聯營公司業績 | 20 | (7,777) | (20,739) |
| Profit before tax | 除稅前盈利 | | 11,538 | 48,898 |
| Income tax expenses | 所得稅開支 | 11 | (1,141) | (11,502) |
| **Profit for the year** | **本年度盈利** | | 10,397 | 37,396 |
| **Attributable to:** | **應佔：** | | | |
| Equity holders of the Company | 本公司權益持有人 | | 7,114 | 35,461 |
| Minority interests | 少數股東權益 | | 3,283 | 1,935 |
| | | | 10,397 | 37,396 |
| **Earnings per share for profit attributable to the equity holders of the Company** | **本公司權益持有人應佔之每股盈利** | | | |
| – Basic and diluted | －基本及攤薄 | 12 | HK$0.03港元 | HK$0.16港元 |

All of the Group's operations are classed as continuing.

所有本集團業務均分類為持續經營。

The accompanying notes on pages 70 to 177 form an integral part of these financial statements.

於第70至第177頁之附註為本財務報表之不可分割部份。

# Consolidated Balance Sheet
# 綜合資產負債表

[illegible]

| | | Notes 附註 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|---|
| **Non-current assets** | **非流動資產** | | | |
| Investment properties | 投資物業 | 15 | 234,918 | 200,847 |
| Property, plant and equipment | 物業、廠房及設備 | 16 | 100,479 | 102,664 |
| Goodwill | 商譽 | 17 | 2,597 | 2,306 |
| Interests in associates | 於聯營公司之權益 | 20 | 10,727 | 60,545 |
| Available-for-sale financial assets | 可供出售之金融資產 | 24 | 527 | 527 |
| Deferred tax assets | 遞延稅項資產 | 32 | 4,215 | 6,300 |
| | | | 353,463 | 373,189 |
| **Current assets** | **流動資產** | | | |
| Inventories | 存貨 | 21 | 150,477 | 81,157 |
| Properties held for sale, at net realisable value | 持作出售物業之可變現淨值 | | 23,400 | 24,851 |
| Trade and other receivables | 貿易往來及其他應收賬款 | 22 | 149,440 | 103,942 |
| Amounts due from associates | 應收聯營公司款項 | 23 | 3,951 | 4,528 |
| Other financial assets at fair value through profit or loss | 其他以公平值計入損益的金融資產 | 25 | 11 | 20 |
| Derivative financial instruments | 衍生金融工具 | | – | 3,910 |
| Cash and cash equivalents | 銀行結存及現金 | | 40,944 | 24,009 |
| | | | 368,223 | 242,417 |
| **Current liabilities** | **流動負債** | | | |
| Trade and other payables | 貿易往來及其他應付賬款 | 26 | 163,567 | 118,832 |
| Provision for a legal claim | 司法索償撥備 | 27 | – | 30,656 |
| Bills payable | 應付票據 | | 45,984 | 18,160 |
| Tax payable | 應繳稅項 | | 296 | 421 |
| Amounts due to related companies | 應付關聯公司款項 | 29 | 6,914 | 4,100 |
| Obligations under finance lease – due within one year | 一年內到期之融資租賃債務 | 30 | 1,387 | 82 |
| Borrowings – due within one year | 一年內到期之貸款 | 31 | 122,671 | 69,333 |
| | | | 340,819 | 241,584 |
| **Net current assets** | **流動資產淨值** | | 27,404 | 833 |
| **Total assets less current liabilities** | **資產總值減流動負債** | | 380,867 | 374,022 |

| | | Notes<br>附註 | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|---|
| **Non-current liabilities** | **非流動負債** | | | |
| Convertible loan note | 可換股貸款票據 | 28 | 29,549 | 28,951 |
| Obligations under finance leases – due after one year | 一年後到期之融資租賃債務 | 30 | 1,121 | 319 |
| Borrowings – due after one year | 一年後到期之貸款 | 31 | 11,303 | 13,727 |
| Amount due to a related company | 應付一間關聯公司款項 | 29 | – | 5,352 |
| Deferred tax liabilities | 遞延税項負債 | 32 | 19,915 | 21,152 |
| | | | 61,888 | 69,501 |
| **Net assets** | **資產淨值** | | 318,979 | 304,521 |
| **Capital and reserves** | **資本及儲備** | | | |
| Share capital | 股本 | 33 | 221,615 | 221,615 |
| Reserves | 儲備 | | 82,361 | 79,362 |
| Equity attributable to equity holders of the Company | 本公司權益持有人應佔權益 | | 303,976 | 300,977 |
| Minority interests | 少數股東權益 | | 15,003 | 3,544 |
| **Total equity** | **總權益** | | 318,979 | 304,521 |

The accompanying notes on pages 70 to 177 form an integral part of these financial statements.

於第70至第177頁之附註為本財務報表之不可分割部份。

The financial statements on pages 62 to 177 were approved and authorised for issue by the Board of Directors on March 30, 2007 and are signed on its behalf by:

於第62至第177頁之財務報表經董事會於二零零七年三月三十日批准及授權刊發並由下列董事代表董事會簽署：

*Director*
*董事*

*Director*
*董事*

| | | Notes<br>附註 | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元<br>(restated)<br>(重列) |
|---|---|---|---|---|
| **Non-current assets** | **非流動資產** | | | |
| Property, plant and equipment | 物業、廠房及設備 | 16 | 1,586 | 421 |
| Investments in subsidiaries | 於附屬公司之投資 | 19 | 277,894 | 273,165 |
| | | | 279,480 | 273,586 |
| **Current assets** | **流動資產** | | | |
| Trade and other receivables | 貿易往來及其他應收賬款 | | 557 | 813 |
| Amounts due from subsidiaries | 應收附屬公司款項 | 23 | – | 176,405 |
| Other financial assets at fair value through profit or loss | 其他以公平值計入損益的金融資產 | 25 | 11 | 20 |
| Cash and cash equivalents | 銀行結存及現金 | | 327 | 78 |
| | | | 895 | 177,316 |
| **Current liabilities** | **流動負債** | | | |
| Trade and other payables | 貿易往來及其他應付賬款 | | 3,689 | 3,217 |
| Amounts due to subsidiaries | 應付附屬公司款項 | 23 | 156,704 | 157,723 |
| Amounts due to related companies | 應付關聯公司款項 | 29 | 553 | 877 |
| Financial guarantee contracts | 財務擔保合約 | | 15,126 | 10,397 |
| | | | 176,072 | 172,214 |
| **Net current (liabilities)/assets** | **流動(負債)/資產淨額** | | (175,177) | 5,102 |
| **Total assets less current liabilities** | **資產總值減流動負債** | | 104,303 | 278,688 |
| **Non-current liabilities** | **非流動負債** | | | |
| Convertible loan note | 可換股貸款票據 | 28 | 29,549 | 28,951 |
| Amount due to a related company | 應付一間關聯公司款項 | 29 | – | 1,162 |
| | | | 29,549 | 30,113 |
| **Net assets** | **資產淨值** | | 74,754 | 248,575 |
| **Capital and reserves attributable to the equity holders of the Company** | **本公司權益持有人應佔資本及儲備** | | | |
| Share capital | 股本 | 33 | 221,615 | 221,615 |
| Reserves | 儲備 | 34 | (146,861) | 26,960 |
| **Total equity** | **總權益** | | 74,754 | 248,575 |

The accompanying notes on pages 70 to 177 form an integral part of these financial statements.

於第70至177頁之附註為本財務報表之不可分割部份。

The financial statements on pages 62 to 177 were approved and authorised for issue by the Board of Directors on March 30, 2007 and are signed on its behalf by:

於第62至177頁之財務報表經董事會於二零零七年三月三十日批准及授權刊發並由下列董事代表董事會簽署：

*Director*
*董事*

*Director*
*董事*

| | | Share capital<br>股本<br>HK$'000<br>港幣千元 | Capital redemption reserve<br>資本贖回儲備<br>HK$'000<br>港幣千元 | Exchange reserve<br>匯兌儲備<br>HK$'000<br>港幣千元 | Equity component of convertible loan note<br>可換股貸款票據之權益部份<br>HK$'000<br>港幣千元 | Other reserve<br>其他儲備<br>HK$'000<br>港幣千元<br>(note)<br>(附註) | Accumulated losses<br>累計虧損<br>HK$'000<br>港幣千元 | Minority interests<br>少數股東權益<br>HK$'000<br>港幣千元 | Total<br>合計<br>HK$'000<br>港幣千元 |
|---|---|---|---|---|---|---|---|---|---|
| | | Attributable to equity holders of the Company<br>本公司權益持有人應佔 | | | | | | | |
| The Group | 本集團 | | | | | | | | |
| At January 1, 2005 | 於二零零五年一月一日 | 221,615 | 916 | (2,052) | - | 151,236 | (108,396) | 1,609 | 264,928 |
| Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement | 換算未於損益表確認的海外業務財務報表產生之匯兌差額 | - | - | 2,012 | - | - | - | - | 2,012 |
| Net income recognised directly in equity | 直接於權益內確認之收入淨額 | - | - | 2,012 | - | - | - | - | 2,012 |
| Profit for the year | 本年度盈利 | - | - | - | - | - | 35,461 | 1,935 | 37,396 |
| Total recognised income for the year | 本年度確認收入總額 | - | - | 2,012 | - | - | 35,461 | 1,935 | 39,408 |
| Recognition of equity component of convertible loan note | 確認可換股貸款票據之權益部份 | - | - | - | 185 | - | - | - | 185 |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 221,615 | 916 | (40) | 185 | 151,236 | (72,935) | 3,544 | 304,521 |
| Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement | 換算未於損益表確認的海外業務財務報表產生之匯兌差額 | - | - | (6,358) | - | - | - | - | (6,358) |

| | | Attributable to equity holders of the Company 本公司權益持有人應佔 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Share capital 股本 HK$'000 港幣千元 | Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元 | Exchange reserve 匯兌儲備 HK$'000 港幣千元 | Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元 | Other reserve 其他儲備 HK$'000 港幣千元 (note) (附註) | Accumulated losses 累計虧損 HK$'000 港幣千元 | Minority interests 少數股東權益 HK$'000 港幣千元 | Total 合計 HK$'000 港幣千元 |
| Net income recognised directly in equity | 直接於權益內確認之收入淨額 | - | - | (6,358) | - | - | - | - | (6,358) |
| Profit for the year | 本年度盈利 | - | - | - | - | - | 7,114 | 3,283 | 10,397 |
| Total recognised income for the year | 本年度確認收入總額 | - | - | (6,358) | - | - | 7,114 | 3,283 | 4,039 |
| Release upon disposal of subsidiaries | 出售附屬公司時撥回 | - | - | 2,243 | - | - | - | 8,176 | 10,419 |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 221,615 | 916 | (4,155) | 185 | 151,236 | (65,821) | 15,003 | 318,979 |

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

| | | HK$'000 港幣千元 |
|---|---|---|
| At January 1, 2005 | 於二零零五年一月一日 | (47,359) |
| Loss for the year | 年內虧損 | (20,739) |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | (68,098) |
| Loss for the year | 年內虧損 | (7,777) |
| At December 31, 2006 | 於二零零六年十二月三十一日 | (75,875) |

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on September 18, 2002.

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

# Consolidated Cash Flow Statement
# 綜合現金流量表

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| **Operating activities** | **經營業務** | | |
| Profit before tax | 除税前盈利 | 11,538 | 48,898 |
| Adjustments for: | 經作出以下調整： | | |
| Share of results of associates | 應佔聯營公司業績 | 7,777 | 20,739 |
| Interest income | 利息收入 | (348) | (349) |
| Interest expenses | 利息支出 | 10,917 | 6,272 |
| Finance lease charges | 融資租賃費用 | 14 | 13 |
| Depreciation | 折舊 | 9,036 | 5,681 |
| Negative goodwill | 負商譽 | (8,008) | – |
| Exchange loss arose from capitalisation of amounts due to subsidiaries | 應付附屬公司款項資本化之匯兑虧損 | – | 842 |
| Gain on disposal of properties held for sale | 出售持作出售物業之收益 | (5) | – |
| Loss on disposal of investment properties | 出售投資物業之虧損 | 260 | – |
| Loss on disposal of property, plant and equipment | 出售物業、廠房及設備之虧損 | 9 | 77 |
| Fair value loss on available-for-sale financial assets | 可供出售之金融資產公平值虧損 | – | 175 |
| Fair value loss on other financial assets at fair value through profit or loss | 其他以公平值計入損益的金融資產公平值虧損 | 9 | 81 |
| Fair value losses on derivative financial instruments | 衍生金融工具公平值虧損 | – | 17 |
| Provision for a legal claim | 司法索償撥備 | – | 30,656 |
| Reversal of write-down of properties held for sale to net realisable value | 持作出售物業減值至可變現淨值之撥回減值 | (400) | (3,330) |
| Fair value gains on investment properties | 投資物業公平值收益 | (25,026) | (12,728) |
| Loss on disposal of a subsidiary | 出售一間附屬公司之虧損 | 15,935 | – |
| Gain on disposal of a subsidiary | 出售一間附屬公司之收益 | (28,624) | – |
| Loss on disposal of an associate | 出售一間聯營公司之虧損 | 9,723 | – |
| Gain on settlement of a loan | 清償一項貸款之收益 | – | (88,178) |
| Reversal of imputed interest expense on non-current interest-free amounts due to a related company | 撥回應付一間關聯公司非流動免息款項之應計利息支出 | – | (487) |
| **Operating cash flows before movements in working capital** | **未計營運資金變動前之經營現金流量** | 2,807 | 8,379 |
| (Increase)/decrease in inventories | 存貨(增加)／減少 | (67,376) | 3,866 |
| Decrease in properties held for sale | 持作出售物業減少 | 1,856 | 12,480 |
| Increase in trade and other receivables | 貿易往來及其他應收賬款增加 | (39,500) | (31,246) |
| Decrease in amounts due from associates | 應收聯營公司款項減少 | 577 | 4,403 |
| Increase in trade and other payables | 貿易往來及其他應付賬款增加 | 44,957 | 12,612 |
| Increase/(decrease) in bills payable | 應付票據增加／(減少) | 26,968 | (20,680) |
| Decrease in amounts due to related companies | 應付關聯公司款項減少 | (2,538) | (274) |
| **Cash used in operations** | **經營所用現金** | (32,249) | (10,460) |
| Hong Kong Profits Tax refunded | 退回香港利得税 | – | 44 |
| Overseas tax paid | 已付海外税項 | (418) | (298) |
| | | (418) | (254) |
| **Net cash used in operating activities** | **經營業務所用現金淨額** | (32,667) | (10,714) |

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| **Investing activities** | **投資業務** | | |
| Purchase of investment properties | 購買投資物業 | (4,944) | – |
| Proceeds from disposal of investment properties | 出售投資物業所得款項 | 1,140 | 9,176 |
| Purchase of property, plant and equipment | 購買物業、廠房及設備 | (12,422) | (18,883) |
| Proceeds from disposal of property, plant and equipment | 出售物業、廠房及設備所得款項 | 142 | 2,984 |
| Proceeds from disposal of right of distribution of products | 出售產品分銷權所得款項 | 5,873 | – |
| Proceeds from disposal of an associate | 出售一間聯營公司所得款項 | 26,161 | – |
| Net cash outflow from acquisition of subsidiaries | 收購附屬公司現金流出淨額 | (1,113) | – |
| Interest received | 已收利息 | 348 | 349 |
| **Net cash generated from/(used in) investing activities** | **投資業務所得／(所用)現金淨額** | 15,185 | (6,374) |
| **Financing activities** | **融資業務** | | |
| New bank loans | 新造銀行貸款 | 347,457 | 306,494 |
| Net proceeds from issue of convertible loan note | 發行可換股貸款票據所得款項淨額 | – | 28,265 |
| New obligations under finance leases | 新訂融資租賃債務 | 2,600 | – |
| Repayment of bank loans | 償還銀行貸款 | (312,498) | (260,662) |
| Repayment of a loan advanced from a supplier | 償還一名供應商之貸款 | – | (46,817) |
| Interest paid | 已付利息 | (10,319) | (4,824) |
| Repayment of obligations under finance leases | 償還融資租賃債務 | (493) | (82) |
| Repayment of loan from a minority shareholder | 償還一少數股東墊付之貸款 | – | (128) |
| Finance lease charges paid | 已付融資租賃費用 | (14) | (13) |
| **Net cash generated from financing activities** | **融資業務所得現金淨額** | 26,733 | 22,233 |
| **Net increase in cash and cash equivalents** | **現金及現金等值項目增加淨額** | 9,251 | 5,145 |
| **Cash and cash equivalents at January 1** | **於一月一日之現金及現金等值項目** | 18,603 | 13,695 |
| Effect of foreign currency exchange rate changes | 外幣匯率變動之影響 | (5,831) | (237) |
| **Cash and cash equivalents at December 31** | **於十二月三十一日之現金及現金等值項目** | 22,023 | 18,603 |
| **Analysis of the balances of cash and cash equivalents** | **現金及現金等值項目結餘分析** | | |
| Being: | 即： | | |
| Cash and cash equivalents | 現金及現金等值項目 | 40,944 | 24,009 |
| Bank overdrafts | 銀行透支 | (18,921) | (5,406) |
| | | 22,023 | 18,603 |

The accompany notes on pages 70 to 177 form an integral part of these financial statements.

於第70至第177頁之附註為本財務報表之不可分割部份。

## 1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information section of the annual report.

The Company is an investment holding company. Its subsidiaries are principally engaged in property investment, import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of PRC, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; cars and car accessories; motor yachts; and other electronic products.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issue by the board of Directors on March 30, 2007.

## 1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司乃一間投資控股公司，其附屬公司主要從事物業投資、高質素、名牌產品之進口、市場推廣、分銷及售後業務，為亞洲地區(特別是中華人民共和國(「中國」)大陸、香港、澳門、新加坡及馬來西亞市場)顧客提供服務。產品主要包括空調產品、家用電器、影音電子產品(包括汽車音響)、汽車及配件，機動遊艇以及其他電子產品。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零七年三月三十日由董事會批准並授權刊發。

## 2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The new HKFRSs adopted by the Group in the consolidated financial statements are set out as follows:

| | |
|---|---|
| HKAS 21 (Amendment) | The Effects of Changes in Foreign Exchange Rates |
| HKAS 39 (Amendment) | Cash Flow Hedge Accounting of Forecast Intragroup Transactions |
| HKAS 39 (Amendment) | The Fair Value Option |
| HKAS 39 & HKFRS 4 (Amendment) | Financial Guarantee Contracts |
| HKFRS – Int 4 | Determining whether an Arrangement contains a Lease |

The adoption of the above new HKFRSs has no material impact on the results and financial position of the Group and has resulted in changes to the Group's accounting policies in the following areas;

Financial guarantee contracts

In the current year, the Group has applied Hong Kong Accounting Standard ("HKAS") 39 and HKFRS 4 (Amendments) Financial Guarantee Contracts which is effective for annual periods beginning on or after January 1, 2006.

## 2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)

於本年度，本集團首次應用香港會計師公會(「香港會計師公會」)頒佈之多項新訂準則、修訂及詮釋(「香港財務報告準則」)，該等準則於二零零五年十二月一日或二零零六年一月一日或之後開始之會計期間生效。本集團於綜合財務報表內採納之新訂香港財務報告準則載列如下：

| | |
|---|---|
| 香港會計準則第21號(修訂) | 外幣匯率變動之影響 |
| 香港會計準則第39號(修訂) | 預計集團間交易之現金流量對沖會計 |
| 香港會計準則第39號(修訂) | 公平值認股權 |
| 香港會計準則第39號及香港財務報告準則第4號(修訂) | 財務擔保合約 |
| 香港財務報告準則－詮釋第4號 | 釐定一項安排是否包含租賃 |

採納上述新訂香港財務報告準則並無對本集團業績及財務狀況產生重大影響；惟引致本集團於下列項目之會計政策變動；

財務擔保合約

於本年度，本集團應用於二零零六年一月一日或後開始年度期間生效之香港會計準則第39號及香港財務報告準則第4號(修訂)「財務擔保合約」。

## 2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

Financial guarantee contracts (continued)

A financial guarantee contract is defined by HKAS 39 Financial Instruments: Recognition and Measurement as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to January 1, 2006, financial guarantee contracts were not accounted for in accordance with HKFRS 4 Insurance Contract and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

The Company has issued corporate guarantees to banks for bank borrowings of its subsidiaries. These guarantees are financial guarantee contracts as they require the Company to reimburse the banks if the subsidiaries fail to make principal or interest payments when due in accordance with the terms of their borrowings.

## 2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

財務擔保合約(續)

香港會計準則第39號金融工具：確認及計量將財務擔保合約界定為當某一指定債務人不能根據債務工具的原有或經修訂條款支付到期債務，而要求發行人作出指定之付款，以償付持有人因此而發生之損失之合約。

在二零零六年一月一日之前，本集團並未根據香港財務申報準則第4號「保險合約」入賬及該等合約被披露為或然負債。當極有可能本集團將撥出資源以清償財務擔保責任時及該金額能可靠估計時，方確認財務擔保撥備。

於應用該等修訂後，由本集團發行及並未指定為按公平值計入損益之財務擔保合約按公平值減發行財務擔保合約直接應佔之交易成本初步確認。於初步確認後，本集團按以下兩項之較高者量度財務擔保合約：(i)按香港會計準則第37號「撥備、或然負債及或然資產」之規定釐定之金額；及(ii)初步確認金額減(如適用)按香港會計準則第18號「收益」確認之累計攤銷。

本公司就其附屬公司之銀行借貸向銀行作出公司擔保。該等擔保為財務擔保合約，乃由於該等合約規定，如該等附屬公司未能按彼等借貸條款於到期時償還本金或支付利息，則本公司須向銀行作出償付。

## 2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

## 2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

Financial guarantee contracts (continued)

The revised HKAS 39 has been applied retrospectively to financial guarantees existing as at January 1, 2005. The effects of adoption on the balance sheet of the Company at December 31, 2006 and 2005 are as follows:

財務擔保合約(續)

經修訂香港會計準則第39號已予追溯應用於二零零五年一月一日已存在之財務擔保。採納此準則對本公司於二零零六年及二零零五年十二月三十一日之資產負債表之影響如下:

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Increase in investment in subsidiaries | 於附屬公司投資增加 | 15,126 | 10,397 |
| Increase in financial guarantee contracts | 財務擔保合約增加 | (15,126) | (10,397) |
| | | – | – |

The Group has not early applied the following new standard, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

本集團並無提前採用以下已公佈但尚未生效之新訂準則、修訂及詮釋。本公司董事預期應用該等新訂準則、修訂或詮釋將不會對本集團之業績及財務狀況產生重大影響。

## 2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

| | |
|---|---|
| HKAS 1 (Amendment) | Capital Disclosures[1] |
| HKFRS 7 | Financial Instruments: Disclosures[1] |
| HKFRS 8 | Operating Segments[2] |
| HK(IFRIC) – Int 7 | Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3] |
| HK(IFRIC) – Int 8 | Scope of HKFRS 2[4] |
| HK(IFRIC) – Int 9 | Reassessment of Embedded Derivatives[5] |
| HK(IFRIC) – Int 10 | Interim Financial Reporting and Impairment[6] |
| HK(IFRIC) – Int 11 | HKFRS 2 – Group and Treasury Share Transactions[7] |
| HK(IFRIC) – Int 12 | Service Concession Arrangements[8] |

## 2. 應用新訂及經修訂香港財務報告準則（「香港財務報告準則」）（續）

| | |
|---|---|
| 香港會計準則第1號（修訂） | 資本披露[1] |
| 香港財務報告準則第7號 | 金融工具：披露[1] |
| 香港財務報告準則第8號 | 經營分類[2] |
| 香港（國際財務報告詮釋委員會）－詮釋第7號 | 根據香港會計準則第29號「於嚴重通貨膨脹經濟中之財務報告」採用重列法[3] |
| 香港（國際財務報告詮釋委員會）－詮釋第8號 | 香港財務報告準則第2號之範圍[4] |
| 香港（國際財務報告詮釋委員會）－詮釋第9號 | 內置衍生產品之重估[5] |
| 香港（國際財務報告詮釋委員會）－詮釋第10號 | 中期財務報告及減值[6] |
| 香港（國際財務報告詮釋委員會）－詮釋第11號 | 香港財務報告準則第2號：集團及財務股份交易[7] |
| 香港（國際財務報告詮釋委員會）－詮釋第12號 | 服務經營權安排[8] |

## 2. Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") (continued)

1 Effective for annual periods beginning on or after January 1, 2007

2 Effective for annual periods beginning on or after January 1, 2009

3 Effective for annual periods beginning on or after March 1, 2006

4 Effective for annual periods beginning on or after May 1, 2006

5 Effective for annual periods beginning on or after June 1, 2006

6 Effective for annual periods beginning on or after November 1, 2006

7 Effective for annual periods beginning on or after March 1, 2007

8 Effective for annual periods beginning on or after January 1, 2008

## 3. Significant accounting policies

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKAS") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

## 2. 應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)(續)

1 於二零零七年一月一日或之後開始的年度期間生效。

2 於二零零九年一月一日或之後開始的年度期間生效。

3 於二零零六年三月一日或之後開始的年度期間生效。

4 於二零零六年五月一日或之後開始的年度期間生效。

5 於二零零六年六月一日或之後開始的年度期間生效。

6 於二零零六年十一月一日或之後開始的年度期間生效。

7 於二零零七年三月一日或之後開始的年度期間生效。

8 於二零零八年一月一日或之後開始的年度期間生效。

## 3. 主要會計政策

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」,亦包含香港會計準則(「香港會計準則」)及其詮釋(「詮釋」))、香港普遍接納之會計原則,香港公司條例之披露要求及聯交所證券上市規則(「上市規則」)之適用披露要求編製。

## 3. Significant accounting policies (continued)

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

## 3. 主要會計政策（續）

編製基準

該綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債（包括衍生金融工具）及以公平值入賬之投資物業例外。

依據香港財務報告準則編製財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本集團會計政策時運用其判斷。

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期（倘適用）止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

## 3. Significant accounting policies (continued)

Basis of consolidation (continued)
Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

## 3. 主要會計政策(續)

綜合基準(續)
就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

於附屬公司之投資
附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估本集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之投資
聯營公司指本集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

## 3. Significant accounting policies (continued)

Investments in associates (continued)

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet initially at cost as adjusted for the post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, from part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a Group's entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

## 3. 主要會計政策(續)

於聯營公司之投資(續)

聯營公司之業績，資產及負債乃以會計權益法綜合入財務報表。根據權益法，於聯營公司之投資乃初步按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份)，則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收購成本超出於收購當日確認之本集團佔聯營公司可辨別資產、負債及或然負債之公平淨值之差額確認為商譽。商譽納入投資賬面值內並將減值評估為投資之一部份。

本集團佔可辨別資產、負債及或然負債之公平淨值超出收購成本之數額，於評估後即時於損益內確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撇銷。

## 3. Significant accounting policies (continued)

Goodwill

*Goodwill arising on acquisitions prior to January 1, 2005*

Goodwill arising on an acquisition of a subsidiary or a jointly controlled entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or the relevant jointly controlled entity at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of subsidiaries, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill (net of cumulative amortisation as at December 31, 2005) is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

*Goodwill arising on acquisitions on or after January 1, 2005*

Goodwill arising on an acquisition of a subsidiary or a jointly controlled entity (which is accounted for using proportionate consolidation) for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary or a jointly controlled entity is presented separately in the consolidated balance sheet.

## 3. 主要會計政策(續)

商譽

*於二零零五年一月一日之前因收購所產生之商譽*

因收購一間附屬公司或共同控制實體(且協議日期早於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產及負債公平值內權益之差額。

就因收購附屬公司產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽(扣除於二零零五年十二月三十一日之累計攤銷)每年(或當指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試(見下列會計政策)。

*於二零零五年一月一日或之後因收購所產生之商譽*

因收購一間附屬公司或共同控制實體(使用按比例綜合法入賬)(且協議日期為或遲於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或共同控制實體可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

因收購一間附屬公司或共同控制實體所產生且已資本化之商譽於綜合資產負債表內獨立呈列。

## 3. Significant accounting policies (continued)

Goodwill (continued)

*Goodwill arising on acquisitions on or after January 1, 2005 (continued)*

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

## 3. 主要會計政策(續)

商譽(續)

*於二零零五年一月一日或之後因收購所產生之商譽(續)*

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年(或有指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試。於某財政年度因收購產生商譽時，所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於綜合損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或或共同控制實體若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列帳。收益按以下基準確認：

## 3. Significant accounting policies (continued)

Revenue recognition (continued)
Sale of goods is recognised when goods are delivered and the significant risks and rewards of ownership of the goods have passed to the buyer.

Maintenance services income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income arising from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

## 3. 主要會計政策(續)

收入確認(續)
銷售商品收入乃於交貨及貨品所有權之大部份風險及回報已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率(即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率)計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告
業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務。而所涉風險及回報有別於其他經濟環境經營之分部。

## 3. Significant accounting policies (continued)

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*The Group as lessor*

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

*The Group as lessee*

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payments). The corresponding liabilities to the lessor are included in the balance sheet as finance lease obligations. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payables under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

## 3. 主要會計政策(續)

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

*本集團為出租人*

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

*本集團為承租人*

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產(或倘屬較低者，則以最低租賃付款之現值)。對出租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

## 3. Significant accounting policies (continued)

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

## 3. 主要會計政策(續)

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行匯率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行匯率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行滙率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之匯兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之匯兑差額除外，此類匯兑差額於綜合財務報表之權益部份確認。以公平值入賬之非貨幣項目，其重新折算產生之匯兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之匯兑差額亦直接於權益內確認。

## 3. Significant accounting policies (continued)

Foreign currencies (continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

## 3. 主要會計政策(續)

外幣(續)

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之現行匯率換算為本公司之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之現行匯率。所產生之匯兌差額(如有)乃確認作股本之獨立部份(匯兌儲備)。該等匯兌差額乃於海外業務被出售之期間內於損益賬內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之現行匯率進行換算。產生之匯兌差額乃於匯兌儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

## 3. Significant accounting policies (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

## 3. 主要會計政策(續)

稅項

所得稅開支乃為現行應繳稅項與遞延稅項之總額。

現行應繳稅項根據本年度之應課稅盈利計算。應課稅盈利與損益表內呈報之純利兩者差異乃因為其並無計入其他年度之應課稅或可扣減收支項目，亦無計入毋須課稅及不獲扣減之損益表項目所致。

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅盈利所用相應稅基間之差異而產生之應繳付或可退回稅項。遞延稅項負債一般按所有應課稅之暫時性差異予以確認，而遞延稅項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課稅盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響稅務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅暫時性差異而予以確認，惟本集團可控制暫時性差異之撥回時間及不大可能於可見將來撥回之暫時性差異則除外。

遞延稅項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課稅盈利恢復全部或部份資產價值。

## 3. Significant accounting policies (continued)

Taxation (continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items that are charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

| | |
|---|---|
| Land held under medium-term lease | Over the unexpired term of lease |
| Buildings on land held under medium-term lease | $2^1/_2$ – 5% |
| Leasehold improvements | 20% |
| Furniture, fixtures and equipment | 10 – 20% |
| Machinery and tools | 20 – $33^1/_3$% |
| Motor vehicles | 20 – 25% |

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

## 3. 主要會計政策(續)

稅項(續)

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項於損益中扣除或計入，惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延稅項亦會於權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

| | |
|---|---|
| 以中期契約持有之土地 | 契約尚餘年期 |
| 建於中期契約土地上之樓宇 | $2^1/_2$ − 5% |
| 物業裝修 | 20% |
| 傢俬、裝置及設備 | 10 − 20% |
| 機器及工具 | 20 − $33^1/_3$% |
| 汽車 | 20 − 25% |

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

## 3. Significant accounting policies (continued)

Property, plant and equipment (continued)

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

## 3. 主要會計政策(續)

物業、廠房及設備(續)

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部份乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租金者除外，而在此情況下，整項租賃一般被視為融資租約。倘租金能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將重新分類為經營租賃項下之預付租約付款並按成本列賬及按租約年期以直線法攤銷。同樣，倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部份之間未能作出可靠分配，故並無於本財務報表中重列。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損(以出售所得款項淨額與該項目之賬面值之差額計算)，將計入該項目終止確認年度之綜合損益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時，投資物業以成本計量(包括任何直接應佔支出)。初步確認後，投資物業採用公平值模型計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

## 3. Significant accounting policies (continued)

Investment properties (continued)

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

## 3. 主要會計政策(續)

投資物業(續)

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益(按出售所得款項淨額與該資產賬面值之差計算)均列入有關項目被終止確認年度之損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

## 3. Significant accounting policies (continued)

Provisions and contingent liabilities (continued)
A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments
Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair vale through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

## 3. 主要會計政策(續)

撥備及或然負債(續)
或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由本集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在財務報表附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具
當一家集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。收購金融資產或金融負債直接應佔，且以公平值計入損益的交易成本即時於損益內確認。

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Financial assets*

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sale of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

*Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

(a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

(b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

## 3. 主要會計政策(續)

金融工具(續)

*金融資產*

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

*以公平值計入損益的金融資產*

以公平值計入損益的金融資產包括兩個分類，即持作交易之金融資產及於初步確認時指定為以公平值計入損益之金融資產。

持作交易之金融資產以外之金融資產倘符合下列條件，則於初步確認時可被指定為以公平值計入損益之金融資產：

(a) 該指定消除或主要減低以其他方式計量或確認而出現之不一致計量或確認；或

(b) 金融資產構成按本集團列明之風險管理或投資策略管理的一組金融資產或金融負債或者兩者同時具有，並以公平值為基準評估其表現，及按該基準提供有關組別的內部資訊；或

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Financial assets at fair value through profit or loss (continued)*

(c) it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

## 3. 主要會計政策(續)

金融工具(續)

*以公平值計入損益的金融資產(續)*

(c) 構成含有一項或多項內置衍生工具之合約的一部份，及香港會計準則第39號准許全部合併合約(資產或負債)指定為按公平值計入損益。

於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。

*貸款及應收款項*

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss when there is objective evidence that the assets are impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the assets and the present value of the estimated future cash flows discounted at the current market rate of return for similar financial assets. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods, except for available-for-sale debt investments, which impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

## 3. 主要會計政策(續)

金融工具(續)

*可供出售金融資產*

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。當有客觀證據顯示資產已減值，則於損益內確認可供出售金融資產之任何減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。可供出售股票投資的減值虧損不會於隨後期間撥回。惟就可供出售債務投資而言，如其後該投資之公平值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，則其減值虧損隨後撥回。

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Financial liabilities and equity instruments*

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

*Other financial liabilities*

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

*Convertible loan notes*

Convertible loan notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes equity reserve).

## 3. 主要會計政策(續)

金融工具(續)

*金融負債及權益*

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益(扣減其所有負債後)之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

*其他金融負債*

其他金融負債包括貿易往來及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔，乃採用實際利率法計算攤銷成本入賬。

*可換股貸款票據*

本集團發行之可換股貸款票據包含金融負債及權益部份，並於初步確認時分開歸類於各自負債及權益部份。於初步確認時，負債部份之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部份之公平值之差額(代表持有人將貸款票據轉換為權益之內置認購期權)計入權益(可換股貸款票據權益儲備)。

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Convertible loan notes (continued)*

In subsequent periods, the liability component of the convertible loans notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes equity reserve until the embedded option is exercised, which the convertible loan notes equity reserve and the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes equity reserve will be released to the accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan notes using the effective interest method.

## 3. 主要會計政策(續)

金融工具(續)

*可換股貸款票據(續)*

其後期間可換股貸款票據之負債部份採用實際利率法以攤銷成本入賬。權益部份(代表將負債部份轉換為本公司普通股之期權)將保留於可換股貸款票據儲備內直至內置期權被行使,及可換股貸款票據權益儲備及兌換時負債部份之賬面值將作為已發行股份之代價轉撥至股本及股份溢價。若該期權於到期日仍未行使,則於可換股貸款票據權益儲備呈列之餘額將被用於撥入累計虧損。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例,分配至負債及權益部份。與權益部份相關之交易成本直接從權益扣除。與負債部份相關之交易成本計入負債部份之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Derivative financial instruments and hedging*

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of fixed-rate bank borrowings (fair value hedges) and hedges of highly probable forecast transactions for foreign currency exposure (cash flow hedges), or hedges of net investments in foreign operations.

*Financial guarantee contracts*

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designed as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

## 3. 主要會計政策(續)

金融工具(續)

*衍生金融工具及對沖*

衍生工具最初於訂立衍生工具合約當日按公平值確認,其後於每個結算日按公平值重新計量。此項確認法導致之收益或虧損隨即確認為損益,除非衍生工具指定為對沖工具並按其生效。倘其指定為對沖工具,確認損益之時間則取決於對沖關係的性質。本集團指定若干衍生工具為對沖定息銀行借貸的公平值(公平值對沖)及對沖很可能發生的外幣風險預期交易(現金流量對沖);或對沖外地營運的淨投資。

*財務擔保合約*

財務擔保合約為當某一指定債務人不能根據債務工具的原有或經修訂條款支付到期債務,而要求發行人作出指定之付款,以償付持有人因此而發生之損失之合約。由本集團發行及並未指定為按公平值計入損益之財務擔保合約按公平值減發行財務擔保合約直接應佔之交易成本初步確認。於初步確認後,本集團按以下兩項之較高者計量財務擔保合約:(i)按香港會計準則第37號「撥備、或然負債及或然資產」之規定釐定之金額;及(ii)初步確認金額減(如適用)按香港會計準則第18號「收益」確認之累計攤銷。

## 3. Significant accounting policies (continued)

Financial instruments (continued)

*Derecognition*

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are removed from the Group's consolidated balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or the impairment loss recognised in prior years is no longer exist or have decreased. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset other than goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

## 3. 主要會計政策(續)

金融工具(續)

*終止確認*

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

當有關合約規定之責任被解除、取消或屆滿之時，金融負債則自本集團之綜合資產負債表內移除。被終止確認之金融負債賬面值與已付或應付代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兑現淨值之較低者呈列。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損或過往年度確認之減值虧損不再存在或已予減少。倘資產之估計可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，除商譽以外之資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

## 4. Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables and convertible loan notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk
Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, trade payables, loan receivables and borrowings of the Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Fair value interest rate risk
The Group's fair value interest rate risk relates primarily to fixed-rate bank borrowings (see note 31). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Besides, the Group is exposed to interest rate risk through the impact of rate changes on interest bearing bank borrowings and obligations under finance leases. The interest rates and terms of repayment of bank borrowings and obligations under finance leases of the Group are disclosed in notes 31 and 30 respectively.

## 4. 金融風險管理目標及政策

本集團主要金融工具包括股票及債券投資、貸款、貿易應收款項，貿易應付款項及可換股貸款票據。此等金融工具之詳情於各自附註內披露。該等金融工具有關風險及減少該等風險之政策陳述如下。管理層對此類風險進行管理及監察，以確保及時有效採取恰當措施。

貨幣風險
本公司數間附屬公司有以外幣計值之銷售，令本集團面對外幣風險。依據本集團風險管理政策，就高度可能之預計外幣銷售將簽訂外匯遠期合約，藉以紓緩外幣風險。

本集團若干貿易應收款項、貿易應付款項、應收貸款及借款乃以外幣計值。管理層監察外匯風險並將考慮於必要時對沖重大外幣風險。

公平值利率風險
本集團之公平值利率風險主要涉及定息貸款（見附註第31項）。就此等定息貸款，本集團極力採用不同的貸款利率。

此外，本集團之計息融資租賃債務及銀行借貸承受利率變動風險。本集團之銀行借貸及融資租賃債務之利率及償還條款分別於附註第31及30項披露。

## 4. Financial risk management objectives and policies (continued)

Cash flow interest rate risk

Borrowings at variable interest rates expose the Group to cash flow interest rate risk. The Group monitors the cash flow interest rate risk on a continuous basis and adjust the portfolio of borrowings where necessary.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at December 31, 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

## 4. 金融風險管理目標及政策(續)

現金流量利率風險

按浮動利率借貸使本集團面對現金流量利率風險。本集團按持續基準監察現金流量利率風險及在有必要時調整借貸組合。

信貸風險

若交易對手未能履行責任，本集團就於二零零六年十二月三十一日每類已確認之金融資產所面對之最大信貸風險，乃於綜合資產負債表呈列之該等資產之賬面值。為使信貸風險減至最小，本集團已委派一組人員負責釐定信貸額度，信貸批准及其他監察程式，確保對過期債務採取跟進行動。此外，本集團於每個結算日對每項貿易應收債項之可收回金額進行審核，確保對不可收回金額提撥足夠減值虧損。因此，董事認為本集團之信貸風險已大幅降低。

流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

## 5. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Provision for impairment loss on trade and other receivables
The provision for impairment loss on trade and other receivables of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each account. If the financial conditions of the debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provision for obsolete inventories
The management of the Group reviews an aging analysis at each balance sheet date, and makes provision for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes provision for obsolete items.

## 5. 關鍵會計判斷及重要估計不確定因素

在應用附註第3項所述之本集團會計政策時，管理層必須就未能從其他資料來源確定之資產及負債賬面值作出判斷、估計及假設。估計及相關假設乃按過往經驗及其他被視為有關之因素而作出。實際業績可能有別於此等估計數字。

估計及相關假設按持續基準予以檢討。倘修訂僅影響該修訂期間，會計估計之修訂於修訂估計期間確認，或倘修訂影響現時及日後期間，則於修訂之期間及日後期間確認。

貿易往來及其他應收賬款減值撥備
本集團之貿易往來及其他應收賬款減值撥備，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每個賬戶之現有信貸能力及過往收賬紀錄。若債務人之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

陳舊存貨撥備
本集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨提撥準備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨提撥準備。

## 5. Critical accounting judgements and key sources of estimation uncertainty (continued)

## 5. 關鍵會計判斷及重要估計不確定因素（續）

Estimated impairment for goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2006, the carrying amount of goodwill was approximately HK$2,597,000. Details of the recoverable amount calculation are disclosed in note 18.

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零六年十二月三十一日，商譽賬面值為港幣2,597,000元。可收回金額計算詳情披露於附註第18項。

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

所得税

本集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。倘最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

## 6. Turnover

## 6. 營業額

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元<br>(restated)<br>(重列) |
|---|---|---|---|
| Sales of goods to customers, less returns and discounts | 銷售商品予客戶，扣除退回及折扣 | 717,903 | 642,964 |
| Maintenance service income | 保養維修服務之收入 | 58,991 | 46,806 |
| Rental income | 租金收入 | 9,686 | 7,684 |
| | | 786,580 | 697,454 |

## 6. Turnover (continued)

In prior years, rental income was recognised as other operating income. Pursuant to a board resolution, the Group has designated property investment as its principal activities with effect from year 2006. The comparative amounts have been re-classified to conform with the current year's presentation. As a result, turnover for the year ended December 31, 2005 increased by approximately HK$7,684,000.

## 6. 營業額(續)

於過往年度，租金收入確認為其他營業收入。根據一項董事會決議案，於二零零六年起，本集團將物業投資指定為主要業務。比較金額已予重新分類，以符合本年度之呈報。因此，截至二零零五年十二月三十一日止年度之營業額增加約港幣7,684,000元。

## 7. Business and geographical segments

Business segments

In prior years, the Group organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. In current year, the Group has reclassified its previously reporting business segments into three operating divisions: cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information.

The previously reporting segments, air-conditioning products and audio-visual and other electrical products have been combined into one reporting segment, electrical appliances. The Group's management considered that it is more representative to report the two previously reporting segments as a segment because the products are related with similar risk and returns.

Direct marketing has been reclassified and group into others segment because the financial position and result of this segment is not significant to qualify as a reporting segment.

## 7. 業務及地區分類

業務分類

於過往年度，本集團之業務可分為五個經營部門：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。於本年度，本集團將其過往呈報之業務分類分為三個經營部門：汽車及汽車配件、電器及物業投資。該等部門為本集團呈報其主要分類資料之基準。

兩個過往申報之分類：「空調產品」及「影音設備及其他電器產品」已合併為一個申報分類：電器。本集團管理層認為，將兩個過往申報分類合併為一個申報分類更具代表性，因為該等產品具有相若風險及回報。

直銷已被重新分類並納入其他分類，因為該分類之財務狀況及業績之重要性不足以被界定為一個申報分類。

## 7. Business and geographical segments (continued)

Business segments (continued)

Principal activities of the Group are as follows:

| | |
|---|---|
| Cars and car accessories | Trading of cars and related accessories and provision of car repairing services |
| Electrical appliances | Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products |
| Property investment | Rental of investment properties and properties held for sale |

## 7. 業務及地區分類(續)

業務分類(續)

本集團主要業務如下：

| | |
|---|---|
| 汽車及汽車配件 | 買賣汽車及相關配件及提供汽車維修服務 |
| 電器 | 分銷空調產品、影音設備(包括汽車音響產品)及家用電器，安裝空調產品 |
| 物業投資 | 投資物業及持作出售物業之租賃 |

## 7. Business and geographical segments (continued) 7. 業務及地區分類（續）

Business segments (continued)
Segment information about these businesses is presented below.

業務分類（續）
有關該等業務之分類資料呈列如下。

2006 二零零六年

| | | Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 | Electrical appliances 電器 HK$'000 港幣千元 | Property investment 物業投資 HK$'000 港幣千元 | Others 其他 HK$'000 港幣千元 | Eliminations 抵銷 HK$'000 港幣千元 | Consolidated 綜合賬目 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|---|
| Turnover | 營業額 | | | | | | |
| External sales | 外部銷售收益 | 550,632 | 225,379 | 9,686 | 883 | – | 786,580 |
| Inter-segment sales | 業務之間銷售收益 | – | 948 | – | – | (948) | – |
| Total turnover | 營業總額 | 550,632 | 226,327 | 9,686 | 883 | (948) | 786,580 |
| Inter-segment sales are charged at prevailing market rates. | 業務之間銷售收益以當時市場價格入賬。 | | | | | | |
| Results | 業績 | | | | | | |
| Segment results | 分類業績 | 13,872 | 4,653 | 25,735 | (3,600) | – | 40,660 |
| Negative goodwill | 負商譽 | | | | | | 8,008 |
| Unallocated corporate expenses | 未分類公司支出 | | | | | | (20,938) |
| Profit from operations | 經營盈利 | | | | | | 27,730 |
| Finance costs | 財務費用 | | | | | | (11,381) |
| Loss on disposal of a subsidiary | 出售一間附屬公司之虧損 | | | | | | (15,935) |
| Gain on disposal of a subsidiary | 出售一間附屬公司之收益 | | | | | | 28,624 |
| Loss on disposal of an associate | 出售一間聯營公司之虧損 | | | | | | (9,723) |
| Share of results of associates | 應佔聯營公司業績 | 2,785 | (10,562) | – | – | – | (7,777) |
| Profit before tax | 除稅前盈利 | | | | | | 11,538 |
| Income tax expenses | 所得稅開支 | | | | | | (1,141) |
| Profit for the year | 本年度盈利 | | | | | | 10,397 |

## 7. Business and geographical segments (continued)

## 7. 業務及地區分類(續)

Business segments (continued)
2006

業務分類(續)
二零零六年

| | | Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 | Electrical appliances 電器 HK$'000 港幣千元 | Property investment 物業投資 HK$'000 港幣千元 | Others 其他 HK$'000 港幣千元 | Eliminations 抵銷 HK$'000 港幣千元 | Consolidated 綜合賬目 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|---|
| **Consolidated balance sheet** | **綜合資產負債表** | | | | | | |
| **Assets** | **資產** | | | | | | |
| Segment assets | 分類資產 | 214,393 | 89,004 | 259,646 | 50,919 | - | 613,962 |
| Interests in associates | 於聯營公司之權益 | 10,727 | - | - | - | - | 10,727 |
| Unallocated corporate assets | 未分類公司資產 | | | | | | 96,997 |
| Consolidated total assets | 綜合總資產 | | | | | | 721,686 |
| **Liabilities** | **負債** | | | | | | |
| Segment liabilities | 分類負債 | 164,756 | 37,854 | 5,839 | 1,127 | - | 209,576 |
| Unallocated corporate liabilities | 未分類公司負債 | | | | | | 193,131 |
| Consolidated total liabilities | 綜合總負債 | | | | | | 402,707 |
| **Other information** | **其他資料** | | | | | | |
| Capital expenditure | 資本支出 | 6,952 | 737 | 4,944 | 4,733 | - | 17,366 |
| Depreciation | 折舊 | 4,416 | 535 | - | 4,085 | - | 9,036 |
| Fair value gains on investment properties | 投資物業公平值收益 | - | - | (25,026) | - | - | (25,026) |
| Reversal of write-down of properties held for sale to net realisable value | 持作出售物業減值撥回至可變現淨值 | - | - | (400) | - | - | (400) |

## 7. Business and geographical segments (continued)　7. 業務及地區分類(續)

Business segments (continued)　業務分類(續)

2005 (restated)　二零零五年(重列)

| | | Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 | Electrical appliances 電器 HK$'000 港幣千元 | Property investment 物業投資 HK$'000 港幣千元 | Others 其他 HK$'000 港幣千元 | Eliminations 抵銷 HK$'000 港幣千元 | Consolidated 綜合賬目 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|---|
| **Turnover** | **營業額** | | | | | | |
| External sales | 外部銷售收益 | 377,845 | 310,148 | 7,684 | 1,777 | - | 697,454 |
| Inter-segment sales | 業務之間銷售收益 | - | 918 | - | 30 | (948) | - |
| Total turnover | 營業總額 | 377,845 | 311,066 | 7,684 | 1,807 | (948) | 697,454 |
| Inter-segment sales are charged at prevailing market rates. | 業務之間銷售收益以當時市場價格入賬。 | | | | | | |
| **Results** | **業績** | | | | | | |
| Segment results | 分類業績 | 11,576 | 7,093 | 12,749 | (1,323) | 130 | 30,225 |
| Gain on settlement of a loan | 債務清償收益 | | | | | | 88,178 |
| Unallocated other operating income | 未分類之其他公司收入 | | | | | | 487 |
| Provision for a legal claim | 司法索償撥備 | | | | | | (30,656) |
| Unallocated corporate expenses | 未分類之公司支出 | | | | | | (11,912) |
| Profit from operations | 經營盈利 | | | | | | 76,322 |
| Finance costs | 財務費用 | | | | | | (6,685) |
| Share of results of associates | 應佔聯營公司業績 | 2,716 | (23,455) | - | - | - | (20,739) |
| Profit before tax | 除稅前盈利 | | | | | | 48,898 |
| Income tax expenses | 所得稅開支 | | | | | | (11,502) |
| Profit for the year | 本年度盈利 | | | | | | 37,396 |

## 7. Business and geographical segments (continued)

## 7. 業務及地區分類(續)

Business segments (continued)
2005 (restated)

業務分類(續)
二零零五年(重列)

| | | Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 | Electrical appliances 電器 HK$'000 港幣千元 | Property investment 物業投資 HK$'000 港幣千元 | Others 其他 HK$'000 港幣千元 | Eliminations 抵銷 HK$'000 港幣千元 | Consolidated 綜合賬目 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|---|
| **Consolidated balance sheet** | **綜合資產負債表** | | | | | | |
| **Assets** | **資產** | | | | | | |
| Segment assets | 分類資產 | 126,386 | 77,433 | 227,384 | 8,250 | - | 439,453 |
| Interests in associates | 於聯營公司之權益 | 7,615 | 52,930 | - | - | - | 60,545 |
| Unallocated corporate assets | 未分類公司資產 | | | | | | 115,608 |
| Consolidated total assets | 綜合總資產 | | | | | | 615,606 |
| **Liabilities** | **負債** | | | | | | |
| Segment liabilities | 分類負債 | 86,711 | 39,293 | 3,884 | 37 | - | 129,925 |
| Unallocated corporate liabilities | 未分類公司負債 | | | | | | 181,160 |
| Consolidated total liabilities | 綜合總負債 | | | | | | 311,085 |
| **Other information** | **其他資料** | | | | | | |
| Capital expenditure | 資本支出 | 16,074 | 598 | - | 2,211 | - | 18,883 |
| Depreciation and amortisation | 折舊及攤銷 | 1,806 | 442 | 2,871 | 562 | - | 5,681 |
| Fair value gains on investment properties | 投資物業公平值收益 | - | - | (12,728) | - | - | (12,728) |
| Reversal of write-down of properties held for sale to net realisable value | 持作出售物業減值撥回至可變現淨值 | - | - | (3,330) | - | - | (3,330) |

## 7. Business and geographical segments (continued)

## 7. 業務及地區分類(續)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按市場地區分析本集團之營業額(不論商品/服務之原產地):

| | | Turnover by geographical market 地區分類之營業額 | | Contribution to operating results 對經營業績之貢獻 | |
|---|---|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 (restated) (重列) | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 (restated) (重列) |
| Hong Kong | 香港 | 675,901 | 577,127 | 34,879 | 28,612 |
| Singapore | 新加坡 | 57,222 | 56,027 | 1,811 | 51 |
| Malaysia | 馬來西亞 | 29,659 | 29,790 | 1,879 | 1,542 |
| PRC | 中國 | 9,359 | 13,987 | (6,260) | (3,470) |
| Macau | 澳門 | 12,567 | 19,966 | 83 | 845 |
| Others | 其他 | 1,872 | 557 | 31 | 95 |
| | | 786,580 | 697,454 | 32,423 | 27,675 |
| Other operating income | 其他營業收入 | | | 16,245 | 3,037 |
| Gain on settlement of a loan | 債務清償收益 | | | – | 88,178 |
| Provision for a legal claim | 司法索償撥備 | | | – | (30,656) |
| Unallocated corporate expenses | 未分類公司支出 | | | (20,938) | (11,912) |
| Profit from operations | 經營盈利 | | | 27,730 | 76,322 |

## 7. Business and geographical segments (continued)

## 7. 業務及地區分類（續）

Geographical segments (continued)

The following is an analysis of the carrying amount of segment assets and capital expenditures analysed by the geographical area in which the assets are located:

地區分類（續）

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

| | | Carrying amount of segment assets 分類資產賬面金額 | | Capital expenditures 資本支出 | |
|---|---|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| Hong Kong | 香港 | 617,109 | 487,654 | 8,876 | 18,355 |
| Singapore | 新加坡 | 24,928 | 22,991 | 17 | 349 |
| Malaysia | 馬來西亞 | 20,434 | 13,514 | 88 | 83 |
| PRC | 中國 | 59,185 | 91,406 | 8,385 | 96 |
| Macau | 澳門 | 30 | 41 | – | – |
| | | 721,686 | 615,606 | 17,366 | 18,883 |

## 8. Other operating income

## 8. 其他營業收入

| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 (restated) （重列） |
|---|---|---|---|
| Commission income | 佣金收入 | 2,364 | 1,050 |
| Compensation for a termination agreement | 一項終止協議之賠償 | – | 1,500 |
| Gain on disposal of right of distribution of products | 出售一項產品分銷權所得收益 | 5,873 | – |
| Negative goodwill | 負商譽 | 8,008 | – |
| Reversal of imputed interest expense on non-current interest-free amounts due to a related company | 撥回應付一間關聯公司非流動免息款項之應計利息支出 | – | 487 |
| | | 16,245 | 3,037 |

## 8. Other operating income (continued)

In prior years, rental income was recognised as other operating income. Pursuant to a board resolution, the Group has designated property investment as its principal activities with effect from year 2006. The comparative amounts have been re-classified to conform with the current year's presentation. As a result, other operating income for the year ended December 31, 2005 decreased by approximately HK$7,684,000.

## 8. 其他營業收入(續)

於過往年度，租金收入確認為其他營業收入。根據一項董事會決議案，於二零零六年起，本集團將物業投資列為主要業務。比較金額已予重新分類，以符合本年度之呈報。因此，截至二零零五年十二月三十一日止年度之其他營業收入減少約港幣7,684,000元。

## 9. Profit from operations

## 9. 經營盈利

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Profit from operations has been arrived at after charging: | 經營業務之盈利已扣除： | | |
| Auditors' remuneration | 核數師酬金 | 3,012 | 730 |
| Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of approximately HK$1,083,000 (2005: HK$1,736,000)) | 確認為開支之存貨成本(包括存貨減值至可變現淨值約港幣1,083,000元(二零零五年：港幣1,736,000元)) | 624,947 | 549,330 |
| Depreciation of: | 折舊： | | |
| Owned assets | 自置資產 | 8,582 | 5,533 |
| Assets held under finance leases | 融資租賃資產 | 454 | 148 |
| Staff costs, including Directors' emoluments | 僱員成本，包括董事酬金 | 68,222 | 63,315 |
| Operating lease rental in respect of land and buildings | 就土地及樓宇之經營租賃租金 | 10,925 | 8,232 |
| Loss on disposal of property, plant and equipment | 出售物業、廠房及設備之虧損 | 9 | 77 |
| Fair value loss(es): | 公平值虧損： | | |
| Other financial assets at fair value through profit or loss | 其他以公平值計入損益之金融資產 | 9 | 81 |
| Derivative financial instruments | 衍生金融工具 | 57 | 17 |
| Foreign exchange differences, net | 外幣匯兑淨差額 | – | 696 |
| and crediting: | 並已計入： | | |
| Interest income | 利息收入 | 348 | 349 |
| Foreign exchange differences, net | 外幣匯兑淨差額 | 769 | – |

## 10. Finance costs 10. 財務費用

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Interest expenses on: | 利息支出於： | | |
| Bank loans, trust receipts loans and overdrafts wholly repayable within five years | 五年內全數償還之銀行貸款、信託收據貸款及透支 | 8,036 | 4,914 |
| Bank loans wholly repayable after five years | 五年後全數償還之銀行貸款 | 80 | – |
| Other loans wholly repayable within five years | 五年內全數償還之其他貸款 | 28 | – |
| Effective interest expense on convertible loan note (note 28) | 可換股貸款票據之實際利息支出(附註第28項) | 2,773 | 871 |
| Imputed interest expense on non-current interest-free amounts due to a related company | 應付一間關聯公司非流動免息款項之應計利息支出 | – | 487 |
| | | 10,917 | 6,272 |
| Finance lease charges | 融資租賃費用 | 14 | 13 |
| Bank charges | 銀行費用 | 450 | 400 |
| | | 11,381 | 6,685 |

## 11. Income tax expenses

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

## 11. 所得稅開支

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按17.5%(二零零五年：17.5%)計算。

海外稅項乃根據各自司法權區之現行稅率計算。

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Current tax: | 本年度稅項： | | |
| Hong Kong Profits Tax | 香港利得稅 | 76 | 138 |
| Overseas income tax | 海外所得稅 | 217 | 306 |
| | | 293 | 444 |
| Deferred tax: | 遞延稅項： | | |
| Current year (note 32) | 本年度(附註第32項) | 848 | 11,058 |
| Income tax expenses attributable to the Company and its subsidiaries | 本公司及其附屬公司應佔所得稅開支 | 1,141 | 11,502 |

## 11. Income tax expenses (continued)

The tax expenses for the year can be reconciled to the profit before tax as follows:

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | % | 2005<br>二零零五年<br>HK$'000<br>港幣千元 | % |
|---|---|---|---|---|---|
| Profit before tax | 除稅前盈利 | 11,538 | | 48,898 | |
| Tax at the Hong Kong Profits Tax rate of 17.5% | 按香港利得稅稅率17.5%計算之稅項 | 2,019 | 17.5 | 8,557 | 17.5 |
| Tax effect of share of results of associates | 應佔聯營公司業績之稅務影響 | - | - | 3,629 | 7.4 |
| Tax effect of expenses that are not deductible for tax purposes | 就稅務目的不可扣減開支之稅務影響 | 9,100 | 78.9 | 18,691 | 38.2 |
| Tax effect of income that are not taxable for tax purposes | 就稅務目的無需課稅之稅務影響 | (10,148) | (87.9) | (14,813) | (30.3) |
| Utilisation of deferred tax assets previously not recognised | 動用先前未予確認之遞延稅項資產 | (2,100) | (18.2) | (6,136) | (12.5) |
| Tax effect of tax losses not recognised | 未予確認稅項虧損之稅務影響 | 2,820 | 24.4 | 1,788 | 3.7 |
| Effect of different tax rates of subsidiaries and associates operating in other jurisdictions | 於其他司法權區經營之附屬公司及聯營公司不同稅率之影響 | (550) | (4.8) | 58 | 0.1 |
| Others | 其他 | - | - | (272) | (0.6) |
| Tax expenses and effective tax rate for the year | 本年度稅項開支及有效稅率 | 1,141 | 9.9 | 11,502 | 23.5 |

The share of tax attributable to associates amounting to approximately HK$1,638,000 (2005: HK$88,000) is included in "Share of result of associates" on the face of the consolidated income statement.

## 11. 所得稅開支(續)

本年度稅項開支可與除稅前盈利對賬如下:

應佔聯營公司之應佔稅項約為港幣1,638,000元(二零零五年:港幣88,000元)已計入綜合損益表內之「應佔聯營公司業績」。

## 12. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of approximately HK$7,114,000 (2005: HK$35,461,000) and on the weighted average number of 221,615,433 (2005: 221,615,433 (restated)) ordinary shares in issue during the year after adjusting for the effects of the share consolidation (note 33) on June 15, 2006. The basic earnings per share for 2005 had been adjusted accordingly.

There is no dilutive earnings per share because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for share for both years.

## 12. 每股盈利

每股基本盈利之計算方法，乃根據本公司權益持有人應佔盈利約港幣7,114,000元（二零零五年：港幣35,461,000元）及年內已就於二零零六年六月十五日之股份合併（附註第33項）之影響作出調整後已發行普通股之加權平均數221,615,433股普通股（二零零五年：221,615,433股（重列））計算。

由於本公司之未行使認股權及可換股貸款票據之行使價高於兩個年度之股份平均市價，故並無每股攤薄盈利。

## 13. Directors' and employees' emoluments

## 13. 董事及僱員酬金

(a) Directors' emoluments

The emoluments paid or payable to each of the nine Directors (2005: ten Directors) were as follows:

(a) 董事酬金

已付或應付給九名董事（二零零五年：十名董事）每人之酬金如下：

| | | | Other emoluments 其他酬金 | | | |
|---|---|---|---|---|---|---|
| | | Fees 袍金 HK$'000 港幣千元 | Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元 | Performance related incentive payments 與業務表現相關之獎金 HK$'000 港幣千元 | Retirement benefit scheme contributions 退休福利計劃之供款 HK$'000 港幣千元 | Total emoluments 酬金總額 HK$'000 港幣千元 |
| **Executive Directors** | **執行董事** | | | | | |
| Wing Sum LEE | 李永森 | – | 1,800 | – | – | 1,800 |
| Richard Man Fai LEE | 李文輝 | – | 2,478 | – | 12 | 2,490 |
| Sammy Chi Chung SUEN | 孫志冲 | – | 877 | – | 12 | 889 |
| Tik Tung WONG | 汪滌東 | – | 923 | – | 12 | 935 |
| Waison Chit Sing HUI (Appointed on March 16, 2006) | 許捷成 (於二零零六年三月十六日獲委任) | – | 815 | – | 10 | 825 |
| | | – | 6,893 | – | 46 | 6,939 |
| **Non-executive Director** | **非執行董事** | | | | | |
| Kam Har YUE | 余金霞 | 33 | – | – | – | 33 |
| **Independent Non-executive Directors** | **獨立非執行董事** | | | | | |
| Raymond Cho Min LEE | 李卓民 | 88 | – | – | – | 88 |
| Boon Seng TAN | 陳文生 | 88 | – | – | – | 88 |
| Ying Kwan CHEUNG | 張應坤 | 88 | – | – | – | 88 |
| | | 264 | – | – | – | 264 |
| **Total for 2006** | **二零零六年總額** | 297 | 6,893 | – | 46 | 7,236 |

## 13. Directors' and employees' emoluments (continued) 13. 董事及僱員酬金(續)

(a) Directors' emoluments (continued) (a) 董事酬金(續)

| | | Fees 袍金 HK$'000 港幣千元 | Other emoluments 其他酬金: Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元 | Other emoluments 其他酬金: Performance related incentive payments 與業務表現相關之獎金 HK$'000 港幣千元 | Other emoluments 其他酬金: Retirement benefit scheme contributions 退休福利計劃之供款 HK$'000 港幣千元 | Total emoluments 酬金總額 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|
| **Executive Directors** | **執行董事** | | | | | |
| Wing Sum LEE | 李永森 | – | – | 320 | – | 320 |
| Richard Man Fai LEE | 李文輝 | – | 2,380 | 3,655 | 12 | 6,047 |
| Jeff Man Bun LEE | 李文彬 | – | – | 230 | 4 | 234 |
| Sammy Chi Chung SUEN | 孫志冲 | – | 860 | 449 | 12 | 1,321 |
| Tik Tung WONG | 汪滌東 | – | 812 | 520 | 12 | 1,344 |
| | | – | 4,052 | 5,174 | 40 | 9,266 |
| **Non-executive Director** | **非執行董事** | | | | | |
| Kam Har YUE | 余金霞 | 30 | – | 10 | – | 40 |
| **Independent Non-executive Directors** | **獨立非執行董事** | | | | | |
| Raymond Cho Min LEE | 李卓民 | 80 | – | – | – | 80 |
| Boon Seng TAN | 陳文生 | 80 | – | – | – | 80 |
| Ying Kwan CHEUNG (Appointed on November 3, 2005) | 張應坤 (於二零零五年十一月三日委任) | 13 | – | – | – | 13 |
| Kenji Tak Hing CHAN (Resigned on November 3, 2005) | 陳德興 (於二零零五年十一月三日辭任) | 67 | – | – | – | 67 |
| | | 240 | – | – | – | 240 |
| **Total for 2005** | **二零零五年總額** | 270 | 4,052 | 5,184 | 40 | 9,546 |

## 13. Directors' and employees' emoluments (continued)

(a) Directors' emoluments (continued)

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

(b) Employees' emoluments

During the year, the five highest paid individuals included two Directors (2005: three Directors), details of whose emoluments are set out in note 13(a) above. The emoluments of the remaining highest paid individuals were as follows:

## 13. 董事及僱員酬金(續)

(a) 董事酬金(續)

與業務表現相關之獎金乃依據本集團之營業額或除稅後盈利之若干百分比釐定。

並無任何董事於年內放棄或同意放棄任何酬金。

(b) 僱員酬金

年內，五位薪酬最高人士中，兩位為董事(二零零五年：三位董事)，其酬金細節已於上文附註第13(a)項內披露。餘下薪酬最高人士之酬金如下：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Salaries and other benefits | 薪金及其他福利 | 4,979 | 1,861 |
| Performance related incentive payments | 與業務相關表現之獎金 | – | 1,933 |
| Retirement benefits scheme contributions | 退休福利計劃之供款 | 23 | 16 |
| | | 5,002 | 3,810 |

## 13. Directors' and employees' emoluments (continued)

(b) Employees' emoluments (continued)

The emoluments of the remaining highest paid individuals fell within the following bands:

## 13. 董事及僱員酬金(續)

(b) 僱員酬金(續)

於下列酬金範圍，最高酬金之人士數目如下：

| | | 2006<br>二零零六年<br>Number of employees<br>僱員人數 | 2005<br>二零零五年<br>Number of employees<br>僱員人數 |
|---|---|---|---|
| Nil – HK$1,000,000 | 港幣零元至港幣1,000,000元 | – | 1 |
| HK$1,000,001 – HK$1,500,000 | 港幣1,000,001元至港幣1,500,000元 | 2 | – |
| HK$1,500,001 – HK$2,000,000 | 港幣1,500,001元至港幣2,000,000元 | – | – |
| HK$2,000,001 – HK$2,500,000 | 港幣2,000,001元至港幣2,500,000元 | 1 | – |
| HK$2,500,001 – HK$3,000,000 | 港幣2,500,001元至港幣3,000,000元 | – | 1 |
| | | 3 | 2 |

## 14. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$1,971,000 (2005: HK$1,499,000), which represents contributions paid or payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are made to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$842,000 (2005: HK$919,000).

## 14. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣1,971,000元(二零零五年：港幣1,499,000元)，此數額乃本集團按強積金條例指定比率對該基金之已付或應付供款。

至於香港以外之附屬公司，本集團就定額供款計劃作出之供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣842,000元(二零零五年：港幣919,000元)。

## 15. Investment properties

## 15. 投資物業

| | | Investment properties in Hong Kong held under medium-term leases 在香港根據中期契約持有之投資物業 HK$'000 港幣千元 | Investment properties outside Hong Kong held under medium-term leases 在香港以外地區根據中期契約持有之投資物業 HK$'000 港幣千元 | Total 總額 HK$'000 港幣千元 |
|---|---|---|---|---|
| **The Group** | **本集團** | | | |
| Fair value | 公平值 | | | |
| At January 1, 2005 | 於二零零五年一月一日 | 159,481 | 12,824 | 172,305 |
| Disposals | 出售 | – | (9,176) | (9,176) |
| Transfer from property, plant and and equipment (note 16) | 由物業、廠房及設備轉撥(附註第16項) | 30,548 | – | 30,548 |
| Transfer to property, plant and equipment (note 16) | 轉撥至物業、廠房及設備(附註第16項) | (5,558) | – | (5,558) |
| Increase in fair value recognised in the income statement | 於損益表確認之公平值增加 | 12,728 | – | 12,728 |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 197,199 | 3,648 | 200,847 |
| Additions | 添置 | – | 4,944 | 4,944 |
| Disposals | 出售 | – | (1,400) | (1,400) |
| Transfer from property, plant and and equipment (note 16) | 由物業、廠房及設備轉撥(附註第16項) | 24,896 | – | 24,896 |
| Transfer to property, plant and equipment (note 16) | 轉撥至物業、廠房及設備(附註第16項) | (19,395) | – | (19,395) |
| Increase in fair value recognised in the income statement | 於損益表確認之公平值增加 | 24,640 | 386 | 25,026 |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 227,340 | 7,578 | 234,918 |

## 15. Investment properties (continued)

The investment properties of the Group were revalued at December 31, 2006 by Malcolm & Associate Appraisal Limited (2005: BMI Appraisals Limited), independent qualified professional valuers, on an open market, existing use basis.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 39 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$232,418,000 (2005: HK$197,199,000) to secure facilities granted to the Group (See note 43).

## 15. 投資物業(續)

本集團投資物業於二零零六年十二月三十一日由獨立專業估值師建盟評估有限公司(二零零五年：邦盟匯駿評估有限公司)按公開市場及現有使用基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第39項。

本集團以賬面值約港幣232,418,000元之投資物業(二零零五年：港幣197,199,000元)作為抵押，藉以為授予本集團之信貸作擔保(參閱附註第43項)。

## 16. Property, plant and equipment

## 16. 物業、廠房及設備

| | | Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元 | Leasehold improvements 物業裝修 HK$'000 港幣千元 | Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元 | Machinery and tools 機器及工具 HK$'000 港幣千元 | Motor vehicles 汽車 HK$'000 港幣千元 | Total 總額 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|---|
| **The Group** | **本集團** | | | | | | |
| **Cost or valuation** | **成本值或估值** | | | | | | |
| At January 1, 2005 | 於二零零五年一月一日 | 139,930 | 19,670 | 40,823 | 9,213 | 8,321 | 217,957 |
| Exchange difference | 匯兌差額 | - | (2) | (20) | (1) | (20) | (43) |
| Additions | 添置 | - | 10,559 | 3,166 | 2,239 | 2,919 | 18,883 |
| Transfer to investment properties | 轉撥至投資物業 | (38,965) | - | - | - | - | (38,965) |
| Transfer from investment properties | 由投資物業轉撥 | 5,558 | - | - | - | - | 5,558 |
| Reclassification | 重新歸類 | - | - | 856 | (856) | - | - |
| Disposals | 出售 | - | (6,102) | (12,694) | (2,977) | (4,356) | (26,129) |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 106,523 | 24,125 | 32,131 | 7,618 | 6,864 | 177,261 |
| Exchange difference | 匯兌差額 | - | 9 | 109 | 6 | 94 | 218 |
| Acquisition of a subsidiary | 收購一間附屬公司 | - | - | 1,229 | - | - | 1,229 |
| Additions | 添置 | - | 3,357 | 1,296 | 69 | 7,700 | 12,422 |
| Transfer to investment properties | 轉撥至投資物業 | (25,463) | - | - | - | - | (25,463) |
| Transfer from investment properties | 由投資物業轉撥 | 19,395 | - | - | - | - | 19,395 |
| Disposal of a subsidiary | 出售一間附屬公司 | - | - | (15) | (63) | - | (78) |
| Disposals | 出售 | - | - | (1,929) | (9) | (63) | (2,001) |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 100,455 | 27,491 | 32,821 | 7,621 | 14,595 | 182,983 |
| Representing: | 包括： | | | | | | |
| At cost | 按成本 | 89,815 | 27,491 | 32,821 | 7,621 | 14,595 | 172,343 |
| At 1996 valuation | 按一九九六年估值 | 10,640 | - | - | - | - | 10,640 |
| | | 100,455 | 27,491 | 32,821 | 7,621 | 14,595 | 182,983 |

## 16. Property, plant and equipment (continued)

## 16. 物業、廠房及設備(續)

| | | Land and buildings in Hong Kong held under medium-term leases 在香港根據中期契約持有之土地及樓宇 HK$'000 港幣千元 | Leasehold improvements 物業裝修 HK$'000 港幣千元 | Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元 | Machinery and tools 機器及工具 HK$'000 港幣千元 | Motor vehicles 汽車 HK$'000 港幣千元 | Total 總額 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|---|
| Accumulated depreciation | 累積折舊 | | | | | | |
| At January 1, 2005 | 於二零零五年一月一日 | 27,722 | 18,917 | 39,419 | 8,317 | 6,054 | 100,429 |
| Exchange difference | 匯兌差額 | - | (1) | (20) | (1) | (8) | (30) |
| Provided for the year | 本年度折舊 | 2,871 | 866 | 895 | 373 | 676 | 5,681 |
| Transfer to investment properties | 轉撥至投資物業 | (8,417) | - | - | - | - | (8,417) |
| Reclassification | 重新歸類 | - | - | 724 | (724) | - | - |
| Eliminated upon disposals | 出售時撇銷 | - | (5,826) | (12,510) | (2,975) | (1,755) | (23,066) |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 22,176 | 13,956 | 28,508 | 4,990 | 4,967 | 74,597 |
| Exchange difference | 匯兌差額 | - | 11 | 105 | - | 47 | 163 |
| Acquisition of a subsidiary | 收購一間附屬公司 | - | - | 1,154 | - | - | 1,154 |
| Provided for the year | 本年度折舊 | 2,685 | 2,520 | 1,312 | 649 | 1,870 | 9,036 |
| Transfer to investment properties | 轉撥至投資物業 | (567) | - | - | - | - | (567) |
| Reclassification | 重新歸類 | - | - | (82) | 82 | - | - |
| Disposal of a subsidiary | 出售一間附屬公司 | - | - | (12) | (17) | - | (29) |
| Eliminated upon disposals | 出售時撇銷 | - | - | (1,778) | (9) | (63) | (1,850) |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 24,294 | 16,487 | 29,207 | 5,695 | 6,821 | 82,504 |
| Net book values | 賬面淨值 | | | | | | |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 76,161 | 11,004 | 3,614 | 1,926 | 7,774 | 100,479 |
| At December 31, 2005 | 於二零零五年十二月三十一日 | 84,347 | 10,169 | 3,623 | 2,628 | 1,897 | 102,664 |

## 16. Property, plant and equipment (continued)

At December 31, 2006, the net book value of the Group's motor vehicles included an amount of HK$2,905,134 (2005: HK$442,400) in respect of assets held under finance leases. The leasehold land and building of the Group were valued at 1996 by an independent qualified professional valuer that are not connected with the Group on an open market value basis.

The valuations as at 1996 represented the carrying values (equivalent to their approximate fair values) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment losses, the carrying value of the leasehold properties would have been stated at approximately HK$8,292,000 (2005: HK$14,086,000).

The Group had pledged land and buildings having a carrying amount of approximately HK$76,161,000 (2005: HK$84,347,000) to secure facilities granted to the Group (See note 43).

## 16. 物業、廠房及設備(續)

於二零零六年十二月三十一日，本集團汽車之賬面淨值包括價值港幣2,905,134元(二零零五年：港幣442,400元)之融資租賃資產。本集團之租賃土地及樓宇已於一九九六年由與本集團無關聯之獨立合資格專業估值師依據公開市場價值基準估值。

於一九九六年之估值，代表租賃土地及樓宇被停止歸類為投資物業時，該等租賃土地及樓宇之賬面值(等同其近似公平值)。假如租賃物業以其歷史成本減累積折舊、攤銷及減值虧損後入賬，則租賃物業之賬面值將約為港幣8,292,000元(二零零五年：港幣14,086,000元)。

本集團以賬面值約港幣76,161,000元(二零零五年：港幣84,347,000元)之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保(參閱附註第43項)。

## 16. Property, plant and equipment (continued) 16. 物業、廠房及設備(續)

| | | Leasehold improvements 物業裝修 HK$'000 港幣千元 | Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 港幣千元 | Motor vehicles 汽車 HK$'000 港幣千元 | Total 總額 HK$'000 港幣千元 |
|---|---|---|---|---|---|
| **The Company** | **本公司** | | | | |
| **Cost** | **成本值** | | | | |
| At January 1, 2005 | 於二零零五年一月一日 | 6,643 | 22,326 | 1,997 | 30,966 |
| Additions | 添置 | – | 208 | – | 208 |
| Transfer from a subsidiary | 由一間附屬公司轉撥 | – | 41 | – | 41 |
| Disposals | 出售 | (399) | (6,227) | – | (6,626) |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 6,244 | 16,348 | 1,997 | 24,589 |
| Additions | 添置 | – | 438 | 1,237 | 1,675 |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 6,244 | 16,786 | 3,234 | 26,264 |
| **Accumulated depreciation** | **累積折舊** | | | | |
| At January 1, 2005 | 於二零零五年一月一日 | 6,619 | 22,022 | 1,857 | 30,498 |
| Provided for the year | 本年度折舊 | 8 | 150 | 138 | 296 |
| Eliminated upon disposals | 於出售時撇銷 | (399) | (6,227) | – | (6,626) |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 6,228 | 15,945 | 1,995 | 24,168 |
| Provided for the year | 本年度折舊 | 7 | 255 | 248 | 510 |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 6,235 | 16,200 | 2,243 | 24,678 |
| **Net book values** | **賬面淨值** | | | | |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 9 | 586 | 991 | 1,586 |
| At December 31, 2005 | 於二零零五年十二月三十一日 | 16 | 403 | 2 | 421 |

## 17. Goodwill

## 17. 商譽

| | | Total<br>總額<br>HK$'000<br>港幣千元 |
|---|---|---|
| **The Group** | **本集團** | |
| **Cost** | **成本** | |
| At January 1, 2005 | 於二零零五年一月一日 | 2,713 |
| Elimination of accumulated amortisation upon the adoption of HKFRS 3 | 採納香港財務報告準則第3號後撤銷累積攤銷 | (407) |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 2,306 |
| Acquisition of subsidiaries | 收購附屬公司 | 291 |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 2,597 |
| **Carrying value** | **賬面值** | |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 2,597 |
| At December 31, 2005 | 於二零零五年十二月三十一日 | 2,306 |

Particulars regarding impairment testing on goodwill are disclosed in note 18.

商譽減值測試資料列載於附註第18項內。

## 18. Impairment testing on goodwill

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in note 17 has been allocated to an individual cash generating unit (CGU), including subsidiaries in the "cars and car accessories" segment. The carrying amount of goodwill (net of accumulated impairment losses) at December 31, 2006 was approximately HK$2,597,000 (2005: HK$2,306,000).

During the year ended December 31, 2006, Directors of the Group determines that there are no impairments of its CGU containing goodwill.

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10% (2005: 10%). Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development.

## 18. 商譽之減值測試

如附註第7項所闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試，具有無限使用年期之商譽(見附註第17項)已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」之附屬公司。於二零零六年十二月三十一日，商譽賬面值(扣除累積減值虧損)約為港幣2,597,000元(二零零五年：港幣2,306,000元)。

於截至二零零六年十二月三十一日止年度，本集團董事確認本集團含有商譽之現金產生單位並無減值。

上述現金產生單位之可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及10%折現率(二零零五年：10%)。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

## 19. Investments in subsidiaries

## 19. 於附屬公司之投資

| | | The Company 本公司 | |
|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 (restated) (重列) |
| Unlisted shares, at cost | 無牌價股份，成本值 | 308,630 | 303,901 |
| Less: Impairment loss recognised | 減：已確認之減值虧損 | (30,736) | (30,736) |
| | | 277,894 | 273,165 |

Particulars of the Company's principal subsidiaries at December 31, 2006 are shown in note 46.

本公司於二零零六年十二月三十一日之主要附屬公司資料列載於附註第46項內。

## 20. Interests in associates

## 20. 於聯營公司之權益

| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| Share of net assets of associates (note (d)) | 應佔聯營公司資產淨值（附註(d)） | 10,727 | 60,545 |

Notes:

(a) On December 30, 2005, Italian Motors (Sales & Service) Limited, a subsidiary of the Company, and Ferrari S.p.A entered into an equity interest transfer agreement relating to the transfer of 29% equity interest ("Equity Transfer") in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC"), for a consideration of US$870,000, equivalent to approximately HK$6.8 million. At December 31, 2006, the Equity Transfer had not been approved by the relevant authorities in the PRC and as a result, FMC continue to be accounted for as an associate of the Group.

附註：

(a) 於二零零五年十二月三十日，本公司附屬公司鴻駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司（「法拉利瑪莎拉蒂」）29%的股本權益（「股權轉讓」）。於二零零六年十二月三十一日，股權轉讓尚未獲中國有關當局批准，因此，法拉利瑪莎拉蒂繼續以本集團聯營公司入賬。

## 20. Interests in associates (continued)

Notes: (continued)

(b) On June 30, 2006, Metro Global Limited ("Metro Global"), a wholly owned subsidiary of the Company, JM Washing Machine Factory and Candy Elettrodomestici S.r.l. entered into a share purchase and subscription agreement relating to, among other things, the disposal of 50% equity interest in 金羚電器有限公司 ("金羚電器"), a sino foreign equity joint venture established in the PRC, by Metro Global for a cash consideration of approximately RMB27 million ("Consideration"), which is equivalent to approximately HK$26 million. The net assets of 金羚電器 as at the date of transfer was approximately HK$87 million and the resulting loss from the disposal of 50% equity interest in 金羚電器 together with the realisation of accumulated exchange differences was approximately HK$9.7 million.

(c) On July 15, 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company, and Mr. Herbert Adamczyk ("Mr. Adamczyk"), as sellers entered into a share exchange agreement ("Share Exchange Agreement") with China Premium Lifestyle Enterprise, Inc. ("CPMM") as the purchaser, Mr. Fred De Luca ("Mr. Luca") and Technorient Limited ("Technorient"), a principal indirect subsidiary of the Company, in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by CPMM of an aggregate of 972,728 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 89,689,881 CPMM's common shares of par value of US$0.001 each.

## 20. 於聯營公司之權益(續)

附註：(續)

(b) 於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)有限公司(「和記環球」)與江門市洗衣機廠及Candy Elettrodomestici S.r.l.訂立購股及認購協議，內容為由和記環球出售於中國成立之中外合資公司金羚電器有限公司(「金羚電器」)之50%股本權益，代價為約人民幣27,000,000元(相當於約港幣26,000,000元)(「代價」)。金羚電器於轉讓日期之資產淨值為約港幣87,000,000元而出售金羚電器50%股本權益產生之虧損連同累計匯兌差額變現為約港幣9,700,000元。

(c) 於二零零六年七月十五日，Corich Enterprises Inc.(「Corich」)(本公司之間接全資附屬公司)和Herbert Adamczyk先生(「Adamczyk先生」)(同作為賣方)與China Premium Lifestyle Enterprise, Inc.(「CPMM」)(作為買方)、Fred De Luca先生(「Luca先生」)及勵安有限公司(「勵安」)(本公司主要間接附屬公司)就出售勵安合共49%之已發行股本訂立股份交換協議，代價為由CPMM發行合共972,728股每股面值0.001美元之可轉換為合共89,689,881股每股面值0.001美元之CPMM普通股之優先可換股。

## 20. Interests in associates (continued)

## 20. 於聯營公司之權益(續)

Notes: (continued)

附註：(續)

(d) The summarised financial information in respect of the Group's associates is set out below:

(d) 本集團聯營公司之財務資料概要如下：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Total assets | 總資產 | 242,195 | 551,756 |
| Total liabilities | 總負債 | (206,437) | (420,513) |
| Net assets | 資產淨值 | 35,758 | 131,243 |
| Group's share of net assets of associates | 本集團應佔聯營公司之資產淨值 | 10,727 | 60,545 |
| Turnover | 營業額 | 439,140 | 828,299 |
| Profit/(Loss) for the year | 本年度盈利／(虧損) | 9,284 | (37,855) |
| Group's share of result of associates for the year | 本集團應佔聯營公司本年度業績 | (7,777) | (20,739) |

Particulars of the Group's principal associates at December 31, 2006 are shown in note 47.

本集團於二零零六年十二月三十一日之主要聯營公司資料列載於附註第47項內。

## 21. Inventories

## 21. 存貨

| | | The Group<br>本集團<br>2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Finished goods | 製成品 | 137,923 | 70,400 |
| Spare parts | 零件 | 12,554 | 10,757 |
| | | 150,477 | 81,157 |

Included in the above figure are finished goods of HK$24,299,000 (2005: HK$2,930,000) which has been pledged as security for bank loans (See note 43).

上述金額內之港幣24,299,000元(二零零五年：港幣2,930,000元)之製成品，被用作銀行貸款之抵押(見附註第43項)。

## 22. Trade and other receivables

## 22. 貿易往來及其他應收賬款

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables is as follows:

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

| | | The Group 本集團 | |
|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| Within 30 days | 三十天以內 | 94,807 | 52,173 |
| 31 to 60 days | 三十一天至六十天 | 14,405 | 11,175 |
| 61 to 90 days | 六十一天至九十天 | 3,999 | 4,378 |
| 91 days to 1 year | 九十一天至一年 | 3,678 | 2,084 |
| Over 1 year | 一年以上 | 5,676 | 6,393 |
| Total trade receivables | 貿易往來應收賬款總額 | 122,565 | 76,203 |
| Less: Provision for impairment of trade receivables | 減：貿易往來應收賬款減值撥備 | (5,731) | (6,548) |
| Total trade receivables, net of provision | 貿易往來應收賬款減撥備總額 | 116,834 | 69,655 |
| Deposits, prepayments and other receivables | 訂金、預付款及其他應收賬款 | 32,606 | 34,287 |
| | | 149,440 | 103,942 |

The fair values of the Group's trade and other receivables at December 31, 2006 approximate to the corresponding carrying amounts.

於二零零六年十二月三十一日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

## 23. Amounts due from/to associates/subsidiaries

## 23. 應收／應付聯營公司／附屬公司款項

The amounts due are unsecured, interest-free and have no fixed terms of repayment. In the opinion of the Directors of the Company, the carrying amounts of the amounts due from or to associates or subsidiaries at December 31, 2006 approximate to their fair values.

該等款額為無抵押、免息及無固定還款期。本公司董事認為，於二零零六年十二月三十一日之應收／應付聯營公司或附屬公司款項與其公平值相若。

## 24. Available-for-sale financial assets

## 24. 可供出售之金融資產

| | | The Group 本集團 2006 二零零六年 HK$'000 港幣千元 | The Group 本集團 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| At January 1 | 於一月一日 | 527 | 702 |
| Fair value loss on available-for-sale financial assets | 可供出售之金融資產公平值虧損 | – | (175) |
| At December 31 | 於十二月三十一日 | 527 | 527 |
| Available-for-sale financial assets at December 31 comprise of: | 於十二月三十一日，可供出售之金融資產包括： | | |
| Unlisted securities: | 無牌價證券： | | |
| Debt securities without interest and maturity date | 無利息及到期日之債券 | 527 | 527 |

The above investments consisted of investments in unlisted debt securities which were designated as available-for-sale financial assets on January 1, 2005 and have no fixed maturity date or coupon rate.

上述投資包括無牌價之債券，該等債券於二零零五年一月一日確定為可供出售之金融資產，並無固定到期日或票面息率。

The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rate. The fair value loss on available-for-sale financial assets represented the impairment loss for the year ended December 31, 2005. The Directors believe that the estimated fair values based on observable market prices or rates, which are recorded in the consolidated balance sheet, and the related fair value losses, which are recorded in the consolidated income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

可供出售之金融資產之公平值乃依據可觀察之市場價格或息率確定。可供出售之金融資產之公平值虧損，乃為截至二零零五年十二月三十一日止年度之減值虧損。董事認為，依據可觀察市場價格或息率估計之公平值(且已列入綜合資產負債表)，及公平值之相關虧損(已列入綜合損益表)乃為合理，且於結算日為最恰當之價值。

## 25. Other financial assets at fair value through profit or loss

## 25. 其他以公平值計入損益的金融資產

| | | The Group 本集團 | | The Company 本公司 | |
|---|---|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| At January 1 | 於一月一日 | 20 | 101 | 20 | 36 |
| Fair value losses on other financial assets at fair value through profit or loss | 其他以公平值計入損益的金融資產之公平值虧損 | (9) | (81) | (9) | (16) |
| At December 31 | 於十二月三十一日 | 11 | 20 | 11 | 20 |
| Listed securities: | 有牌價證券： | | | | |
| Equity securities listed in Hong Kong | 於香港掛牌之股本證券 | 11 | 19 | 11 | 19 |
| Equity securities listed in elsewhere | 於其他地區掛牌之股本證券 | – | 1 | – | 1 |
| | | 11 | 20 | 11 | 20 |

The carrying amounts of the above financial assets were classified as held for trading.

上述金融資產之賬面值歸類為持作買賣。

## 26. Trade and other payables

## 26. 貿易往來及其他應付賬款

The following is an aged analysis of trade payables at the balance sheet date:

於結算日，貿易往來應付賬款之賬齡分析如下：

| | | The Group 本集團 2006 二零零六年 HK$'000 港幣千元 | The Group 本集團 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| Within 30 days | 三十天以內 | 7,518 | 5,598 |
| 31 to 60 days | 三十一天至六十天 | 3,314 | 2,924 |
| 61 to 90 days | 六十一天至九十天 | 4,832 | 4,404 |
| 91 days to 1 year | 九十一天至一年 | 3,312 | 719 |
| Over 1 year | 一年以上 | 543 | 536 |
| Total trade payables | 貿易往來應付賬款總額 | 19,519 | 14,181 |
| Derivative financial instruments | 衍生金融工具 | 57 | 3,927 |
| Customers' deposits, accruals and other payables | 客戶訂金、應付費用及其他應付賬款 | 143,991 | 100,724 |
| | | 163,567 | 118,832 |

The fair values of the Group's trade and other payables at December 31, 2006 approximate to the corresponding carrying amounts.

於二零零六年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

## 27. Provision for a legal claim

At December 31, 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd. and hereinafter refer to as Dongguan Changxing), a subsidiary in PRC.

On November 14, 2006, the Company announced that Wo Kee Hong (B.V.I.) Limited ("WKHL"), a wholly-owned subsidiary of the Company, as the vendor entered in an agreement with Surestatus Group Limited ("Surestatus"), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE, who is the executive chairman and chief executive officer of the Company, as the purchaser whereby WKHL had agreed to sell and Surestatus had agreed to purchases 100% interest in the issued share capital of Che Chuen Development Limited ("Che Chuen"), which was an wholly-owned subsidiary of the Company and its principal assets was an indirect 92% interest in the registered capital of Dongguan Changxing, for a consideration of HK$1.00. On the completion of disposal of 100% interest in Che Chuen, the Group transferred its 92% indirect interest in Dongguan Changxing together with the provision for the legal claim of approximately HK$30,656,000 to Surestatus. Further details set out in the circular of the Company dated December 4, 2006.

## 27. 司法索償撥備

於二零零五年十二月三十一日，本集團就於中國之附屬公司東莞長興制冷設備有限公司（以下稱為「東莞長興」）之法律訴訟已作出約港幣30,656,000元之司法索償撥備。

於二零零六年十一月十四日，本公司宣佈本公司全資附屬公司Wo Kee Hong (B.V.I.) Limited（「WKHL」）（作為賣方）與Surestatus Group Limited（「Surestatus」）（一家於英屬處女群島註冊成立及由本公司執行董事及行政總裁李文輝先生全資擁有之公司，作為買方）訂立一份協議，據此WKHL同意出售而Surestatus同意購買本公司之全資附屬公司Che Chuen Development Limited（「Che Chuen」）之全部已發行股本，代價為港幣1.00元。該公司之主要資產為於東莞長興註冊資本之92%間接權益。於完成出售在Che Chuen之全部權益後，本集團將其於東莞長興之92%間接權益連同約港幣30,656,000元之司法索償撥備轉讓予Surestatus。進一步詳情載於本公司於二零零六年十二月四日刊發之通函。

## 28. Convertible loan note

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on August 18, 2005 to Hanny Holdings Limited ("Hanny"). The convertible loan note is denominated in Hong Kong dollars. The convertible loan note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the convertible loan note and the settlement date on September 5, 2008 at a conversion price of HK$1.00 per convertible loan note. If the convertible loan note has not been converted, it will be redeemed on September 5, 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated August 18, 2005.

The convertible loan note contains two components, liability and equity components. Upon initial recognition, the convertible loan note was split between the liability and equity components. The equity component is presented in equity heading "Equity component of convertible loan note". The effective interest rate of the liability component is 10%.

## 28. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司(「錦興」)發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行可換股貸款票據日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣1.00元之換股價兌換本公司普通股。倘可換股貸款票據不予兌換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

可換股貸款票據分兩個組成部份，即負債及權益部份。於初步確認後，可換股貸款票據分為債務及權益部份。權益部份列於「可換股貸款票據權益部份」之權益一欄。負債部份之實際利率為10%。

## 28. Convertible loan note (continued)

## 28. 可換股貸款票據(續)

The movement of the liability component of the convertible loan note for the year is set out below:

可換股貸款票據負債部份之變動呈列如下：

| | | The Group and the Company 本集團及本公司 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| Face value of convertible loan note | 可換股貸款票據面值 | 30,000 | 30,000 |
| Transaction cost | 交易成本 | (1,735) | (1,735) |
| Equity component | 權益部份 | (185) | (185) |
| Liability component on initial recognition at August 18, 2005 | 於二零零五年八月十八日初步確認之負債部份 | 28,080 | 28,080 |
| Interest charged | 已扣除之利息 | 3,644 | 871 |
| Interest paid | 已繳利息 | (2,175) | – |
| Liability component at December 31 | 於十二月三十一日之負債部份 | 29,549 | 28,951 |

The fair value of the liability component of the convertible loan note at December 31, 2006, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$29,549,000 (2005: HK$28,951,000).

可換股貸款票據負債部份於二零零六年十二月三十一日之公平值(以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定)約為港幣29,549,000元(二零零五年：港幣28,951,000元)。

## 29. Amounts due to related companies

## 29. 應付關聯公司款項

| | | The Group 本集團 | | The Company 本公司 | |
|---|---|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| Amounts repayable within one year | 一年內償還之金額 | 6,914 | 4,100 | 553 | 877 |
| Amounts repayable after one year but within two years | 一年後但兩年內償還之金額 | – | 5,352 | – | 1,162 |
| | | 6,914 | 9,452 | 553 | 2,039 |

The amounts included in the current liabilities are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at December 31, 2006 approximates the corresponding carrying amount.

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。於二零零六年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

As at December 31, 2005, the fair value of the loan from a related company included in non-current liabilities was HK$5,352,000 and determined based on the present value of the estimated future cash outflows discounted using the prevailing market rate of the balance sheet. The effective interest rate of the amount due to a related company is 10%. The related company was controlled by certain Directors of the Company.

於二零零五年十二月三十一日，歸入非流動負債自一間關聯公司所獲貸款之公平值為港幣5,352,000元，乃依據以結算日通行市場利率折現之估計未來現金流出量所得的現值釐定。應付關聯公司款額之實際利率為10%。此關聯公司由本公司若干董事控制。

## 30. Obligations under finance leases

## 30. 融資租賃債務

| | | Minimum lease payments 最低租賃付款 | | Present value of minimum lease payments 最低租賃付款現值 | |
|---|---|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| **The Group** | **本集團** | | | | |
| Amounts payable under finance leases: | 根據融資租賃之應付數額： | | | | |
| Within one year | 於一年內 | 1,486 | 95 | 1,387 | 82 |
| In the second to fifth year inclusive | 第二至第五年 | 1,217 | 340 | 1,121 | 294 |
| More than five years | 五年以上 | – | 29 | – | 25 |
| | | 2,703 | 464 | 2,508 | 401 |
| Less: Future finance charges | 減去：未來融資費用 | (195) | (63) | – | – |
| Present value of lease obligations | 租賃債務現值 | 2,508 | 401 | 2,508 | 401 |
| Analysed as: | 分析如下： | | | | |
| Amounts due within one year shown under current liabilities | 列於流動負債項下一年內到期之金額 | | | 1,387 | 82 |
| Amounts due after one year | 一年後到期之金額 | | | 1,121 | 319 |
| | | | | 2,508 | 401 |

For the year ended December 31, 2006, the average effective borrowing rate was approximately 4% (2005: 4%) per annum. Interest rates are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance leases were secured by the lessor's charge over the leased assets. The carrying amount of the obligations under finance leases approximates their fair value.

於截至二零零六年十二月三十一日止年度，平均實際借貸利率為年利率約4%（二零零五年：4%），利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值相若。

## 31. Borrowings

## 31. 貸款

| | | The Group 本集團 | |
|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| Bank overdrafts | 銀行透支 | 18,921 | 5,406 |
| Bank loans | 銀行貸款 | 115,053 | 77,654 |
| | | 133,974 | 83,060 |
| Secured (See note 43) | 有抵押(附註第43項) | 123,869 | 75,751 |
| Unsecured | 無抵押 | 10,105 | 7,309 |
| | | 133,974 | 83,060 |

The maturities of the above loans are as follows:

上述貸款屆滿期如下：

| | | | |
|---|---|---|---|
| Within one year | 一年內 | 122,671 | 69,333 |
| More than one year, but not exceeding two years | 一年以上，但不超過兩年 | 7,812 | 6,134 |
| More than two years, but not exceeding five years | 兩年以上，但不超過五年 | 606 | 7,593 |
| More than five years | 五年以上 | 2,885 | – |
| | | 133,974 | 83,060 |
| Less: Amounts due within one year shown under current liabilities | 減去：列於流動負債項下一年內到期應付款項 | (122,671) | (69,333) |
| Amounts due after one year | 一年後到期應付款項 | 11,303 | 13,727 |

## 31. Borrowings (continued)

## 31. 貸款(續)

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

| | | 2006 二零零六年 | 2005 二零零五年 |
|---|---|---|---|
| Effective interest rate: | 實際利率： | | |
| Variable-rate borrowings | 浮息貸款 | 4.85% to 至 9.25% | 3.15% to 至 10% |

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

並非以相關集團公司功能貨幣計值之本集團貸款呈列如下：

| | | MYR'000 馬幣千元 | SGD'000 新加坡元千元 | JPY'000 日元千元 | USD'000 美元千元 |
|---|---|---|---|---|---|
| At December 31, 2006 | 於二零零六年十二月三十一日 | 1,982 | 1,516 | – | 1,575 |
| At December 31, 2005 | 於二零零五年十二月三十一日 | 3,156 | 482 | 10,850 | 2,682 |

During the year, the Group obtained new borrowings in the amount of approximately HK$349,897,000 (2005: HK$312,447,000). The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

於年內，本集團獲得金額約港幣349,897,000元(二零零五年：港幣312,447,000元)之新造貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

The fair values of the Group's borrowings at December 31, 2006 approximate to the corresponding carrying amounts.

本集團貸款於二零零六年十二月三十一日之公平值與相應賬面值相若。

## 32. Deferred tax (assets)/liabilities

## 32. 遞延稅項(資產)／負債

| | | Accelerated tax depreciation 加速稅項折舊 HK$'000 港幣千元 | Tax losses 稅項虧損 HK$'000 港幣千元 | Total 總計 HK$'000 港幣千元 |
|---|---|---|---|---|
| At January 1, 2005 | 於二零零五年一月一日 | 25,094 | (21,300) | 3,794 |
| Charged/(credited) to income statement for the year | 於年內損益表扣除／(計入) | (3,942) | 15,000 | 11,058 |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 21,152 | (6,300) | 14,852 |
| Charged/(credited) to income statement for the year | 於年內損益表扣除／(計入) | (1,237) | 2,085 | 848 |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 19,915 | (4,215) | 15,700 |

The following is the analysis of the deferred tax balances for financial reporting purposes:

以下為財務報告目的之遞延稅項結餘分析：

| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| Deferred tax liabilities | 遞延稅項負債 | 19,915 | 21,152 |
| Deferred tax assets | 遞延稅項資產 | (4,215) | (6,300) |
| | | 15,700 | 14,852 |

At December 31, 2006, the Group has unused tax losses of approximately HK$1,007,532,000 (2005: HK$991,418,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$24,086,000 (2005: HK$36,000,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$983,446,000 (2005: HK$955,418,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

於二零零六年十二月三十一日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣1,007,532,000元(二零零五年：港幣991,418,000元)。本集團已就該等虧損確認約港幣24,086,000元(二零零五年：港幣36,000,000元)之遞延稅項資產。由於未能估計日後盈利流量，故並無就其餘約港幣983,446,000元(二零零五年：港幣955,418,000元)確認遞延稅項資產。稅項虧損可結轉五年或無限期結轉。

## 33. Share capital

## 33. 股本

| | | Number of shares 股份數目 | Nominal value 面值 HK$'000 港幣千元 |
|---|---|---|---|
| **Authorised:** | **法定股本：** | | |
| At January 1, 2005, December 31, 2005 and January 1, 2006 of HK$0.10 each | 於二零零五年一月一日 二零零五年十二月三十一日 二零零六年一月一日 －每股面值港幣0.10元 | 3,500,000,000 | 350,000 |
| Effect of share consolidation | 股份合併之影響 | (3,150,000,000) | – |
| At December 31, 2006 of HK$1.00 each | 於二零零六年十二月三十一日 每股面值港幣1.00元 | 350,000,000 | 350,000 |
| **Issued and fully paid:** | **已發行及繳足股本：** | | |
| At January 1, 2005, December 31, 2005 and January 1, 2006 of HK$0.10 each | 於二零零五年一月一日、 二零零五年十二月三十一日及 二零零六年一月一日 －每股面值港幣0.10元 | 2,216,154,331 | 221,615 |
| Effect of share consolidation | 股份合併之影響 | (1,994,538,898) | – |
| At December 31, 2006 of HK$1.00 each | 於二零零六年十二月三十一日 每股面值港幣1.00元 | 221,615,433 | 221,615 |

Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on June 15, 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company as at that date were consolidated into one share of HK$1.00 each. The share consolidation was effective from June 15, 2006.

根據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司於該日股本中每十股每股面值港幣0.10元之已發行及未發行普通股合併為一股每股面值港幣1.00元之股份。股份合併於二零零六年六月十五日起生效。

## 34. Reserves

## 34. 儲備

### The Company

### 本公司

| | | Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元 | Convertible loan note reserve 可換股貸款票據儲備 HK$'000 港幣千元 | Contributed surplus 繳入盈餘 HK$'000 港幣千元 | Accumulated losses 累計虧損 HK$'000 港幣千元 | Total 合計 HK$'000 港幣千元 |
|---|---|---|---|---|---|---|
| At January 1, 2005 | 於二零零五年一月一日 | 916 | - | 361,491 | (319,632) | 42,775 |
| Loss for the year | 年內虧損 | - | - | - | (16,000) | (16,000) |
| Recognition of equity component of convertible loan note | 確認可換股貸款票據之權益部份 | - | 185 | - | - | 185 |
| At December 31, 2005 and January 1, 2006 | 於二零零五年十二月三十一日及二零零六年一月一日 | 916 | 185 | 361,491 | (335,632) | 26,960 |
| Loss for the year | 年內虧損 | - | - | - | (173,821) | (173,821) |
| At December 31, 2006 | 於二零零六年十二月三十一日 | 916 | 185 | 361,491 | (509,453) | (146,861) |

## 34. Reserves (continued)

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At December 31, 2006, the Company did not have any distributable reserves available for distribution (2005: HK$25,859,000, including contributed surplus of HK$361,491,000 and accumulated losses of HK$335,632,000).

## 35. Acquisition of subsidiaries

On January 31, 2006, the Group acquired 100% of the issued share capital of Firmmark Limited for considerations of approximately HK$935,000. In addition, the Group further acquired 0.08% of the issued share capital of a subsidiary, Technorient Limited for considerations of HK$200,000 on May 31, 2006. The amount of goodwill arising as a result of the acquisitions was HK$291,000 in aggregate.

## 34. 儲備(續)

根據百慕達一九八一年公司法(經修訂),本公司之繳入盈餘賬為可供分派。然而,本公司不得在以下情況下宣派或派付股息,或從繳入盈餘作出分派:

(a) 現時或將於付款後無法如期償還其負債;或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零六年十二月三十一日,本公司並無可供分派儲備(二零零五年:港幣25,859,000元,包括繳入盈餘港幣361,491,000元及累計虧損港幣335,632,000元)。

## 35. 收購附屬公司

於二零零六年一月三十一日,本集團以港幣935,000元之代價收購恒標有限公司已發行股本之100%。此外,於二零零六年五月三十一日,本集團以港幣200,000元之代價進一步收購附屬公司勵安有限公司已發行股本之0.08%。因收購而產生之商譽金額合共為港幣291,000元。

## 35. Acquisition of subsidiaries (continued)

## 35. 收購附屬公司(續)

The net assets acquired in the transaction and the goodwill arising are as follows:

於該交易內收購之資產淨值及產生之商譽如下：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Net assets acquired: | 收購資產淨值： | | |
| Property, plant and equipment | 物業、廠房及設備 | 88 | – |
| Interest in an associate | 於一間聯營公司之權益 | 4 | – |
| Deferred tax assets | 遞延稅項資產 | 5 | – |
| Inventories | 存貨 | 1,944 | – |
| Trade and other receivables | 貿易往來及其他應收賬款 | 6,678 | – |
| Cash and cash equivalents | 現金及現金等值項目 | 22 | – |
| Trade and other payables | 貿易往來及其他應付賬款 | (4,601) | – |
| Bills payable | 應付票據 | (856) | – |
| Borrowings – due within one year | 於一年內到期之貸款 | (2,440) | – |
| | | 844 | – |
| Goodwill | 商譽 | 291 | – |
| Total consideration | 總代價 | 1,135 | – |
| Satisfied by: | 償付： | | |
| Cash | 現金 | 1,135 | – |
| Net cash outflow from acquisition: | 收購之現金流出淨額： | | |
| Cash consideration | 現金代價 | 1,113 | – |

## 36. Disposal of subsidiaries

## 36. 出售附屬公司

(a) Loss on disposal of a subsidiary

The net assets of a subsidiary at the date of disposal were as follows:

(a) 出售一間附屬公司之虧損

於出售當日該附屬公司之資產淨值詳情如下：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Net assets disposed of: | 出售資產淨值： | | |
| Property, plant and equipment | 物業、廠房及設備 | 6,555 | – |
| Interest in an associate | 於一間聯營公司之權益 | 3,048 | – |
| Deferred tax assets | 遞延稅項資產 | 2,457 | – |
| Inventories | 存貨 | 26,204 | – |
| Trade and other receivables | 貿易往來及其他應收賬款 | 25,214 | – |
| Cash and cash equivalents | 現金及現金等值項目 | 2,264 | – |
| Trade and other payables | 貿易往來及其他應付賬款 | (37,104) | – |
| Borrowings – due within one year | 於一年內到期之貸款 | (12,703) | – |
| | | 15,935 | – |
| Loss on disposal of a subsidiary | 出售附屬公司之虧損 | (15,935) | – |
| Total consideration | 總代價 | – | – |

During the year ended December 31, 2006, the Company disposed interest in certain subsidiaries. Corich, an indirect wholly-owned subsidiary of the Company, disposed 39% interest in Technorient in consideration for the issue by CPMM of an aggregate of 727,273 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 67,057,843 CPMM's common shares of par value of US$0.001 each. The resulting loss of the disposal was approximately HK$15.9 million.

於截至二零零六年十二月三十一日止年度，本公司出售於若干附屬公司之權益。本公司之間接全資附屬公司Corich出售於勵安之39%權益，代價為由CPMM發行合共727,273股每股面值0.001美元之可兌換為67,057,843股每股面值0.001美元的CPMM普通股的CPMM優先可換股。出售產生的虧損為合共港幣15,900,000元。

## 36. Disposal of subsidiaries (continued)

## 36. 出售附屬公司(續)

(b) Gain on disposal of a subsidiary
The net assets of a subsidiary at the date of disposal were as follows:

(b) 出售一間附屬公司之收益
於出售當日，該附屬公司之資產淨值如下：

| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| Net assets disposed of: | 出售資產淨值： | | |
| Other receivables | 其他應收款項 | 702 | – |
| Provision of a legal claim | 司法索償撥備 | (30,656) | – |
| Other payables | 其他應付款項 | (913) | – |
| Realisation of exchange reserve | 匯兑儲備變現 | 2,243 | – |
| | | (28,624) | – |
| Gain on disposal of a subsidiary | 出售一間附屬公司之收益 | 28,624 | – |
| Total consideration | 總代價 | – | – |
| Satisfied by: | 償付： | | |
| Cash | 現金 | – | – |

On November 14, 2006, the Company announced that Wo Kee Hong (B.V.I.) Limited ("WKHL"), a wholly-owned subsidiary of the Company, as the vendor entered into an agreement with Surestatus as the purchaser whereby WKHL has agreed to sell and Surestatus agreed to purchase 100% interest in the issued share capital of Che Chuen for a consideration of HK$1.00. The resulting gain of such disposal was approximately HK$28.6 million.

於二零零六年十一月十四日，本公司宣佈本公司全資附屬公司Wo Kee Hong (B.V.I.) Limited (「WKHL」)(作為賣方)與Surestatus(作為買方)訂立一份協議，據此WKHL同意出售而Surestatus同意購買Che Chuen之全部已發行股本，代價為港幣1.00元。該出售產生之收益為約港幣28,600,000元。

## 37. Major non-cash transactions

(a) During the year ended December 31, 2006, Corich, an indirect wholly-owned subsidiary of the Company, disposed 39% interest in Technorient in consideration for the issue by CPMM of an aggregate of 727,273 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 67,057,843 CPMM's common shares of par value of US$0.001 each. The resulting loss of the disposal was totalling HK$15.9 million.

(b) During the year ended December 31, 2006, the Group acquired motor vehicles amounted to approximately HK$2,890,000 under a finance lease.

## 37. 主要非現金交易

(a) 於截至二零零六年十二月三十一日止年度，本公司之間接全資附屬公司Corich出售於勵安之39%權益，代價為由CPMM發行合共727,273股每股面值0.001美元之可兌換為67,057,843股每股面值0.001美元的CPMM普通股的CPMM優先可換股。出售產生的虧損為合共港幣15,900,000元。

(b) 於截至二零零六年十二月三十一日止年度，本集團根據融資租賃購入約港幣2,890,000元的汽車。

## 38. Material related party transactions

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

## 38. 與關聯人士之主要交易

除財務報表其他部份所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Management and agency fee paid to a related company (a) | 付予一間關聯公司之管理費及代理費 (a) | – | 77 |
| Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (a), (b) | 付予一間關聯公司（代一份樓宇管理基金收取）之管理費及代理費 (a)、(b) | 4,187 | 4,206 |
| Purchase of goods from a related company (a) | 自一間關聯公司購入貨物 (a) | 50 | – |
| Sales of goods to related companies (a) | 售貨予一間關聯公司 (a) | 42 | 16 |

## 38. Material related party transactions (continued)

## 38. 與關聯人士之主要交易(續)

(a) The pricing of transactions regarding advertising sponsorship, air-conditioning maintenance service fee, artist fee received, management and agency fees, goods sold to a related company and goods purchase from a related company were determined by the Directors on the basis of estimated market value.

(a) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(b) The related companies acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year ended December 31, 2006, management fee of HK$417,000 and accounting service fee of HK$162,000 were paid to the related company by the building management fund.

(b) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理,以經營該樓宇之管理基金,並代該樓宇管理基金向本集團收取管理費及代理費。截至二零零六年十二月三十一日止年度,該樓宇管理基金支付予該關聯公司管理費港幣417,000元及會計服務費港幣162,000元。

(c) During the year ended December 31, 2006, a wholly-owned subsidiary of the Company disposed its 100% interest in the issued share capital of Che Chuen to Surestatus, a company wholly-owned by Mr. Richard Man Fai LEE. The transaction was on normal commercial terms and in the ordinary and usual course of business of the Company. For details, please refer to note 36.

(c) 於截至二零零六年十二月三十一日止年度,本公司之一間全資附屬公司向Surestatus(一間由李文輝先生全資擁有之公司)出售其於Che Chuen已發行股本之100%權益。該交易乃按正常商業條款於本公司一般及日常業務過程中訂立。詳情請參閱附註第36項。

Compensation of key management personnel

重要管理人員之報酬

The remuneration of Directors and other members of key management during the year were as follows:

本年度內董事及其他重要管理人員之薪酬如下:

| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
|---|---|---|---|
| Fees | 袍金 | 297 | 270 |
| Salaries and other benefits | 薪金及其他福利 | 6,893 | 4,052 |
| Performance related incentive payments | 與業務表現相關之獎金 | - | 5,184 |
| Retirement benefit scheme contributions | 退休福利計劃之供款 | 46 | 40 |
| Short-term employee benefits | 短期僱員福利 | 7,236 | 9,546 |

The remuneration of Directors and other members of key management are determined by the remuneration committee having regard to the performance of individuals and market trends.

董事及其他重要管理人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

## 39. Operating lease

## 39. 經營租賃安排

The Group as lessor

Property rental income earned, net of outgoings of HK$5,948,000 (2005: HK$5,104,000) during the year was HK$3,738,000 (2005: HK$2,580,000). The property held has committed tenants for the next two years.

本集團為出租人

本年度物業租金收入經扣除港幣5,948,000元支出（二零零五年：港幣5,104,000元）為港幣3,738,000元（二零零五年：港幣2,580,000元）。該物業於未來兩年均擁有承擔租客。

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

於結算日，本集團與租客定約之未來最低租賃付款如下：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Within one year | 一年內 | 11,094 | 6,744 |
| In the second to fifth year inclusive | 第二至第五年 | 9,240 | 5,223 |
| | | 20,334 | 11,967 |

The Group as lessee

本集團為承租人

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Minimum lease payments under operating leases recognised in the income statement for the year | 本年度損益表已確認根據經營租賃繳付之最低付款額 | 10,925 | 8,232 |

## 39. Operating lease (continued)

## 39. 經營租賃安排（續）

The Group as lessee (continued)

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

本集團為承租人（續）

於結算日，本集團不可取消之經營租賃承擔如下：

| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Within one year | 一年內 | 12,202 | 8,974 |
| In the second to fifth year inclusive | 第二至第五年 | 10,005 | 8,273 |
| | | 22,207 | 17,247 |

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

At December 31, 2006, the Company had no commitments under non-cancellable operating leases (2005: Nil).

於二零零六年十二月三十一日，本公司並無不可取消之經營租賃承擔（二零零五年：無）。

## 40. Capital commitments

## 40. 資本承擔

| | | The Group<br>本集團<br>2006<br>二零零六年<br>HK$'000<br>港幣千元 | <br><br>2005<br>二零零五年<br>HK$'000<br>港幣千元 |
|---|---|---|---|
| Contracted but not provide for | 已訂約惟尚未撥備 | 2,380 | – |

At the balance sheet date, the Company did not have any significant capital commitments.

於結算日，本公司均概無任何重大資本承擔。

## 41. Contingent liabilities

## 41. 或然負債

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of banking facilities and other facilities made available to subsidiaries:

(a) 於結算日，本集團及本公司就附屬公司獲取銀行信貸及其他信貸而未於財務報表撥備之或然負債如下：

| | | The Group 本集團 | | The Company 本公司 | |
|---|---|---|---|---|---|
| | | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 | 2006 二零零六年 HK$'000 港幣千元 | 2005 二零零五年 HK$'000 港幣千元 |
| Guarantees given for banking facilities made available to subsidiaries | 為附屬公司獲取銀行信貸及其他貸款作出擔保 | – | – | 320,540 | 218,207 |
| Guarantees given for other facilities made available to subsidiaries | 就附屬公司獲取其他信貸發出之其他擔保 | – | – | 5,079 | 5,615 |
| | | – | – | 325,619 | 223,822 |

(b) At December 31, 2006, the Group had contingent liabilities of approximately HK$1.2 million (2005: HK$1.3 million) in respect of proceedings involving a subsidiary of the Company in India.

(b) 於二零零六年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律程序所涉之約港幣1,200,000元（二零零五年：約港幣1,300,000元）。

(c) The option agreement granted to a connected person as per the announcement of the Company dated May 5, 2004 was terminated and no contingent liabilities arose from such option at December 31, 2006 (2005: HK$10,333,000).

(c) 根據本公司於二零零四年五月五日之公佈，向一名關聯人士授出之購股權協議予以終止及並無因該購股權產生或然負債（二零零五年：港幣10,333,000元）。

## 41. Contingent liabilities (continued)

(d) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million to the purchaser to guarantee the performance of its obligations in respect of the agreement to dispose of the investment in Jiangmen. As at December 31, 2006, a bank guarantee relating to the said agreement was issued in the amount of HK$11 million.

## 41. 或然負債(續)

(d) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司須向買方發出一項金額為人民幣11,000,000元之銀行擔保，以擔保其履行有關出售於江門投資之協議責任。於二零零六年十二月三十一日，就所述協議已發出金額為港幣11,000,000元之銀行擔保。

## 42. Derivative financial instruments

At December 31, 2006, the Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), United States Dollar ("USD"), Japan Yen ("JPY") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

## 42. 衍生金融工具

於二零零六年十二月三十一日，本集團已簽署以港元、美元、日元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

| Notional amount<br>名義金額 | Maturity<br>到期日 | Exchange rates<br>匯率 |
|---|---|---|
| Sell HKD561,609<br>賣價港幣561,609元 | February 13, 2007<br>二零零七年二月十三日 | HKD0.0669 to JPY1<br>港幣0.0669元兑1日元 |
| Sell HKD27,995<br>賣價港幣27,995元 | January 11, 2007<br>二零零七年一月十一日 | HKD0.066535 to JPY1<br>港幣0.066535元兑1日元 |
| Sell HKD213,639<br>賣價港幣213,639元 | January 11, 2007<br>二零零七年一月十一日 | HKD0.0665 to JPY1<br>港幣0.0665元兑1日元 |
| Sell HKD58,818<br>賣價港幣58,818元 | January 11, 2007<br>二零零七年一月十一日 | HKD0.066535 to JPY1<br>港幣0.066535元兑1日元 |
| Sell HKD13,043<br>賣價港幣13,043元 | January 11, 2007<br>二零零七年一月十一日 | HKD0.0665 to JPY1<br>港幣0.0665元兑1日元 |
| Sell HKD57,644<br>賣價港幣57,644元 | January 29, 2007<br>二零零七年一月二十九日 | HKD0.0672 to JPY1<br>港幣0.0672元兑1日元 |

## 42. Derivative financial instruments (continued)

## 42. 衍生金融工具(續)

| Notional amount<br>名義金額 | Maturity<br>到期日 | Exchange rates<br>匯率 |
|---|---|---|
| Sell HKD63,927<br>賣價港幣63,927元 | January 29, 2007<br>二零零七年一月二十九日 | HKD0.06715 to JPY1<br>港幣0.06715元兑1日元 |
| Sell HKD112,831<br>賣價港幣112,831元 | February 27, 2007<br>二零零七年二月二十七日 | HKD0.06853 to JPY1<br>港幣0.06853元兑1日元 |
| Sell HKD229,619<br>賣價港幣229,619元 | March 16, 2007<br>二零零七年三月十六日 | HKD0.06663 to JPY1<br>港幣0.06663元兑1日元 |
| Sell HKD9,510<br>賣價港幣9,510元 | March 16, 2007<br>二零零七年三月十六日 | HKD0.0666 to JPY1<br>港幣0.0666元兑1日元 |
| Sell HKD113,667<br>賣價港幣113,667元 | March 16, 2007<br>二零零七年三月十六日 | HKD0.06663 to JPY1<br>港幣0.06663元兑1日元 |
| Sell HKD36,433<br>賣價港幣36,433元 | March 22, 2007<br>二零零七年三月二十二日 | HKD0.06634 to JPY1<br>港幣0.06634元兑1日元 |
| Sell SGD81,583<br>賣價81,583新加坡元 | January 19, 2007<br>二零零七年一月十九日 | SGD0.01343 to JPY1<br>0.01343新加坡元兑1日元 |
| Sell SGD100,662<br>賣價100,662新加坡元 | January 23, 2007<br>二零零七年一月二十三日 | SGD0.01339 to JPY1<br>0.01339新加坡元兑1日元 |
| Sell SGD139,205<br>賣價139,205新加坡元 | February 6, 2007<br>二零零七年二月六日 | SGD0.01332 to JPY1<br>0.01332新加坡元兑1日元 |
| Sell SGD163,476<br>賣價163,476新加坡元 | February 28, 2007<br>二零零七年二月二十八日 | SGD0.01349 to JPY1<br>0.01349新加坡元兑1日元 |
| Sell SGD124,012<br>賣價124,012新加坡元 | March 15, 2007<br>二零零七年三月十五日 | SGD0.013245 to JPY1<br>0.013245新加坡元兑1日元 |
| Sell SGD306,063<br>賣價306,063新加坡元 | February 28, 2007<br>二零零七年二月二十八日 | SGD1.5385 to USD1<br>1.5385新加坡元兑1美元 |

## 42. Derivative financial instruments (continued)

## 42. 衍生金融工具(續)

| Notional amount<br>名義金額 | Maturity<br>到期日 | Exchange rates<br>匯率 |
|---|---|---|
| Sell SGD21,714<br>賣價21,714新加坡元 | February 28, 2007<br>二零零七年二月二十八日 | SGD1.5385 to USD 1<br>1.5385新加坡元兑1美元 |
| Sell SGD125,802<br>賣價125,802新加坡元 | February 28, 2007<br>二零零七年二月二十八日 | SGD1.5385 to USD 1<br>1.5385新加坡元兑1美元 |

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

## 43. Pledge of assets

## 43. 資產抵押

| | | The Group<br>本集團 | |
|---|---|---|---|
| | | 2006<br>二零零六年<br>HK$'000<br>港幣千元 | 2005<br>二零零五年<br>HK$'000<br>港幣千元 |
| Land and buildings | 土地及樓宇 | 76,161 | 84,347 |
| Inventories | 存貨 | 24,299 | 2,930 |
| Investment properties | 投資物業 | 232,418 | 197,199 |
| Trade receivables | 貿易應收款項 | – | 2,390 |
| Properties held for sale | 持作出售物業 | 23,400 | – |
| Deposits in bank | 銀行存款 | 8,500 | – |
| All assets of a subsidiary | 一間附屬公司之全部資產 | 20,345 | 18,759 |

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

## 44. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

## 44. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參與人可於獲授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

## 44. Share options schemes (continued)

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

## 44. 優先認股權計劃(續)

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參與人可於獲授予優先認股權當日起計28日內接納優先認股權,並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後,將不再授出優先認股權,惟在所有其他方面,二零零一年計劃之條款仍將有效,而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

## 44. Share options schemes (continued)

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

## 44. 優先認股權計劃(續)

二零零二年計劃

於二零零一年八月二十三日，聯交所宣布修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公布內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

## 44. Share options schemes (continued)

2002 Scheme (continued)
Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

## 44. 優先認股權計劃(續)

二零零二年計劃(續)
授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於當二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

## 44. Share options schemes (continued)

2002 Scheme (continued)
Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

At December 31, 2006, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 670,163, 11,861,598 and 8,414,686 (2005: 45,843,275, 118,616,032 and 84,146,958 respectively, before adjustment for the share consolidation in June 2006), representing 0.3%, 5.4% and 3.8% (2005: 2.1%, 5.4% and 3.8% respectively) of the issued share capital of the Company at that date respectively.

## 44. 優先認股權計劃(續)

二零零二年計劃(續)
參與人可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

於二零零六年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為670,163股、11,861,598股及8,414,686股(二零零五年：分別為45,843,275股、118,616,032股及84,146,958股，於二零零六年六月股份合併而作出之調整前)，分別佔本公司當日之已發行股本之0.3%、5.4%及3.8%(二零零五年：分別佔2.1%、5.4%及3.8%)。

## 44. Share options schemes (continued)

## 44. 優先認股權計劃(續)

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

下表披露本公司僱員(包括董事)於年內所持優先認股權以及該等認股權變動之詳情:

| Scheme type 計劃類別 | Date of grant 授出日期 | Outstanding at January 1, 2006 於二零零六年一月一日尚未行使 | Option lapsed 已失效優先認股權 |
|---|---|---|---|
| 1991 一九九一年 | December 21, 1999 一九九九年十二月二十一日 | 22,890,928 | 22,890,928 |
| 1991 一九九一年 | February 11, 2000 二零零零年二月十一日 | 11,531,229 | 11,531,229 |
| 1991 一九九一年 | September 8, 2000 二零零零年九月八日 | 4,719,470 | 471,947 # |
| 1991 一九九一年 | January 18, 2001 二零零一年一月十八日 | 409,019 | – |
| 1991 一九九一年 | May 28, 2001 二零零一年五月二十八日 | 6,292,629 | – |
| 2001 二零零一年 | August 10, 2001 二零零一年八月十日 | 111,694,164 | – |
| 2001 二零零一年 | August 29, 2001 二零零一年八月二十九日 | 5,348,712 | – |
| 2001 二零零一年 | November 23, 2001 二零零一年十一月二十三日 | 1,573,156 | – |
| 2002 二零零二年 | June 4, 2002 二零零二年六月四日 | 57,892,158 | – |
| 2002 二零零二年 | September 24, 2002 二零零二年九月二十四日 | 26,254,800 | – |
| Grand Total: | 總計: | 248,606,265 | 34,894,104 |

# After adjustment for the share consolidation in June 2006.

# 因應二零零六年六月股份合併而作出的調整後。

| Outstanding at December 31, 2006 *After adjustment #* 於二零零六年十二月三十一日尚未行使 *調整後 #* | Exercisable period 行使期 | Exercise price 行使價 HK$ 港幣元 |
|---|---|---|
| – | February 1, 2000 – March 21, 2006<br>二零零零年二月一日至二零零六年三月二十一日 | 0.2325 |
| – | March 18, 2000 – March 21, 2006<br>二零零零年三月十八日至二零零六年三月二十一日 | 0.5422 |
| – | November 5, 2000 – November 4, 2006<br>二零零零年十一月五日至二零零六年十一月四日 | 2.3470 # |
| 40,901 | March 6, 2001 – March 14, 2007<br>二零零一年三月六日至二零零七年三月十四日 | 1.6610 # |
| 629,262 | June 29, 2001 – June 29, 2007<br>二零零一年六月二十九日至二零零七年六月二十九日 | 1.6610 # |
| 11,169,415 | September 14, 2001 – September 18, 2007<br>二零零一年九月十四日至二零零七年九月十八日 | 1.6610 # |
| 534,868 | September 30, 2001 – September 30, 2007<br>二零零一年九月三十日至二零零七年九月三十日 | 1.6610 # |
| 157,315 | December 23, 2001 – December 22, 2007<br>二零零一年十二月二十三日至二零零七年十二月二十二日 | 1.6610 # |
| 5,789,206 | June 4, 2002 – June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 1.0000 # |
| 2,625,480 | September 24, 2002 – September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 1.0000 # |
| 20,946,447 | | |

## 44. Share options schemes (continued)

## 44. 優先認股權計劃(續)

| Scheme type<br>計劃類別 | Date of grant<br>授出日期 | Outstanding at January 1, 2005<br>於二零零五年一月一日尚未行使 | Option lapsed<br>已失效優先認股權 |
|---|---|---|---|
| 1991<br>一九九一年 | December 21, 1999<br>一九九九年十二月二十一日 | 22,890,928 | – |
| 1991<br>一九九一年 | February 11, 2000<br>二零零零年二月十一日 | 11,531,229 | – |
| 1991<br>一九九一年 | September 8, 2000<br>二零零零年九月八日 | 4,719,470 | – |
| 1991<br>一九九一年 | January 18, 2001<br>二零零一年一月十八日 | 409,019 | – |
| 1991<br>一九九一年 | May 28, 2001<br>二零零一年五月二十八日 | 6,292,629 | – |
| 2001<br>二零零一年 | August 10, 2001<br>二零零一年八月十日 | 111,694,164 | – |
| 2001<br>二零零一年 | August 29, 2001<br>二零零一年八月二十九日 | 5,663,338 | 314,626 |
| 2001<br>二零零一年 | November 23, 2001<br>二零零一年十一月二十三日 | 1,573,156 | – |
| 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 64,971,362 | 7,079,204 |
| 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 26,254,800 | – |
| Grand Total: | 總計： | 256,000,095 | 7,393,830 |

| Outstanding at December 31, 2005 於二零零五年十二月三十一日尚未行使 | Exercisable period 行使期 | Exercise price 行使價 HK$ 港幣元 |
|---|---|---|
| 22,890,928 | February 1, 2000 – March 21, 2006<br>二零零零年二月一日至二零零六年三月二十一日 | 0.2325 |
| 11,531,229 | March 18, 2000 – March 21, 2006<br>二零零零年三月十八日至二零零六年三月二十一日 | 0.5422 |
| 4,719,470 | November 5, 2000 – November 4, 2006<br>二零零零年十一月五日至二零零六年十一月四日 | 0.2347 |
| 409,019 | March 6, 2001 – March 14, 2007<br>二零零一年三月六日至二零零七年三月十四日 | 0.1661 |
| 6,292,629 | June 29, 2001 – June 29, 2007<br>二零零一年六月二十九日至二零零七年六月二十九日 | 0.1661 |
| 111,694,164 | September 14, 2001 – September 18, 2007<br>二零零一年九月十四日至二零零七年九月十八日 | 0.1661 |
| 5,348,712 | September 30, 2001 – September 30, 2007<br>二零零一年九月三十日至二零零七年九月三十日 | 0.1661 |
| 1,573,156 | December 23, 2001 – December 22, 2007<br>二零零一年十二月二十三日至二零零七年十二月二十二日 | 0.1661 |
| 57,892,158 | June 4, 2002 – June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 |
| 26,254,800 | September 24, 2002 – September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 |
| 248,606,265 | | |

## 44. Share options schemes (continued)

## 44. 優先認股權計劃(續)

Details of the share options held by the Directors included in the above table are as follows:

由董事持有之優先認股權(已包含於上表)之詳情如下：

| Scheme type<br>計劃類別 | Date of grant<br>授出日期 | Outstanding at January 1, 2006<br>於二零零六年一月一日尚未行使 | Option lapsed<br>已失效優先認股權 |
|---|---|---|---|
| 1991<br>一九九一年 | December 21, 1999<br>一九九九年十二月二十一日 | 21,237,613 (a) | 21,237,613 |
| 1991<br>一九九一年 | February 11, 2000<br>二零零零年二月十一日 | 11,012,093 | 11,012,093 |
| 1991<br>一九九一年 | January 18, 2001<br>二零零一年一月十八日 | 409,019 | – |
| 1991<br>一九九一年 | May 28, 2001<br>二零零一年五月二十八日 | 6,292,629 | – |
| 2001<br>二零零一年 | August 10, 2001<br>二零零一年八月十日 | 111,694,164 | – |
| 2001<br>二零零一年 | August 29, 2001<br>二零零一年八月二十九日 | 1,573,150 (a) | – |
| 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 13,843,779 | – |
| 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 26,254,800 | – |
| Grand Total: | 總計： | 192,317,247 | 32,249,706 |

\# After adjustment for the share consolidation in June 2006.

\# 因應二零零六年六月股份合併而作出的調整後。

| Outstanding at December 31, 2006 *After adjustment #* 於二零零六年十二月三十一日尚未行使 *調整後#* | Exercisable period 行使期 | Exercise price 行使價 HK$ 港幣元 |
|---|---|---|
| – | February 6, 2000 – February 10, 2006<br>二零零零年二月六日至二零零六年二月十日 | 0.2325 |
| – | March 18, 2000 – March 21, 2006<br>二零零零年三月十八日至二零零六年三月二十一日 | 0.5422 |
| 40,901 | March 6, 2001 – March 5, 2007<br>二零零一年三月六日至二零零七年三月五日 | 1.6610 # |
| 629,262 | June 29, 2001 – June 29, 2007<br>二零零一年六月二十九日至二零零七年六月二十九日 | 1.6610 # |
| 11,169,415 | September 14, 2001 – September 18, 2007<br>二零零一年九月十四日至二零零七年九月十八日 | 1.6610 # |
| 157,314 | September 30, 2001 – September 29, 2007<br>二零零一年九月三十日至二零零七年九月二十九日 | 1.6610 # |
| 1,384,375 | June 4, 2002 – June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 1.0000 # |
| 2,625,480 | September 24, 2002 – September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 1.0000 # |
| 16,006,747 | | |

## 44. Share options schemes (continued)

## 44. 優先認股權計劃(續)

| Scheme type 計劃類別 | Date of grant 授出日期 | Outstanding at January 1, 2005 and December 31, 2005 於二零零五年一月一日及二零零五年十二月三十一日尚未行使 |
|---|---|---|
| 1991 一九九一年 | December 21, 1999 一九九九年十二月二十一日 | 21,237,613 (a) |
| 1991 一九九一年 | February 11, 2000 二零零零年二月十一日 | 11,012,093 |
| 1991 一九九一年 | January 18, 2001 二零零一年一月十八日 | 409,019 |
| 1991 一九九一年 | May 28, 2001 二零零一年五月二十八日 | 6,292,629 |
| 2001 二零零一年 | August 10, 2001 二零零一年八月十日 | 111,694,164 |
| 2001 二零零一年 | August 29, 2001 二零零一年八月二十九日 | 1,573,150 (a) |
| 2002 二零零二年 | June 4, 2002 二零零二年六月四日 | 13,843,779 |
| 2002 二零零二年 | September 24, 2002 二零零二年九月二十四日 | 26,254,800 |
| Grand Total: | 總計： | 192,317,247 |

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

## 44. Share options schemes (continued)

## 44. 優先認股權計劃（續）

| Exercisable period<br>行使期 | Exercise price<br>行使價<br>HK$<br>港幣元 |
|---|---|
| February 6, 2000 – February 10, 2006<br>二零零零年二月六日至二零零六年二月十日 | 0.2325 |
| March 18, 2000 – March 21, 2006<br>二零零零年三月十八日至二零零六年三月二十一日 | 0.5422 |
| March 6, 2001 – March 5, 2007<br>二零零一年三月六日至二零零七年三月五日 | 0.1661 |
| June 29, 2001 – June 29, 2007<br>二零零一年六月二十九日至二零零七年六月二十九日 | 0.1661 |
| September 14, 2001 – September 18, 2007<br>二零零一年九月十四日至二零零七年九月十八日 | 0.1661 |
| September 30, 2001 – September 29, 2007<br>二零零一年九月三十日至二零零七年九月二十九日 | 0.1661 |
| June 4, 2002 – June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 |
| September 24, 2002 – September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 |

In 2006, no consideration was received during the year from employees (including Directors) for taking up the options granted (2005: nil).

於二零零六年，於年內概無因僱員（包括董事）接納認股權而收取之總代價（二零零五年：無）。

## 45. Dividend

## 45. 股息

No dividend was paid or proposed for 2005 and 2006, nor has any dividend been proposed since the balance sheet date.

於二零零五年及二零零六年概無任何派發或擬派發股息，自結算日起亦無任何擬派發股息。

## 46. Principal subsidiaries

Particulars of the Company's principal subsidiaries at December 31, 2006 are as follows:

## 46. 主要附屬公司

本公司主要附屬公司於二零零六年十二月三十一日之詳情如下：

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| **Direct subsidiary<br>直接附屬公司** | | | | |
| Wo Kee Hong (B.V.I.) Limited | British Virgin Islands<br>英屬處女群島 | 100.0 | 30,000 shares of US$0.01 each<br>每股面值0.01美元之股份30,000股 | Investment holding<br>投資控股 |
| **Indirect subsidiaries<br>間接附屬公司** | | | | |
| Auto Italia Limited<br>快意汽車有限公司 | Hong Kong<br>香港 | 70.5 | 10,000 shares of HK$10 each<br>每股面值港幣10元之股份10,000股 | Trading of cars and related accessories and provision of car repairing services<br>買賣汽車及相關配件及提供汽車維修服務 |
| Auto Sportiva Limited<br>愛快汽車有限公司 | Hong Kong<br>香港 | 90.0 | 1 share of HK$1 each<br>每股面值港幣1元之股份1股 | Car distribution and services<br>汽車分銷及服務 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司(續)

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued)<br>間接附屬公司(續) | | | | |
| Bodyworld International (B.V.I.) Ltd. | British Virgin Islands<br>英屬處女群島 | 100.0 | 1 share of US$1 each<br>每股面值1美元之股份1股 | Trading brand holding<br>貿易品牌控股 |
| Corich Enterprises Inc. | British Virgin Islands<br>英屬處女群島 | 100.0 | 100 shares of US$1 each<br>每股面值1美元之股份100股 | Investment holding<br>投資控股 |
| Dalian Auto Italia Car Trading Co., Ltd.<br>大連快意汽車貿易有限公司 | PRC<br>中國 | 67.0 | Registered and fully paid capital of US$5,000,000<br>註冊及已繳足資本5,000,000美元 | Trading of cars and general trading<br>汽車銷售及一般貿易 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司（續）

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| **Indirect subsidiaries (continued)**<br>**間接附屬公司（續）** | | | | |
| Ever Rising Investments Limited | Hong Kong<br>香港 | 100.0 | 2 shares of HK$1 each<br>每股面值港幣1元之股份2股 | Property investment<br>投資物業 |
| Italian Motors (Sales & Service) Limited<br>勵駿汽車有限公司 | Hong Kong<br>香港 | 70.5 | 60,000 shares of HK$10 each<br>每股面值港幣10元之股份60,000股 | Investment holding<br>投資控股 |
| Keyforce Holdings Limited<br>堅榮控股有限公司 | Hong Kong<br>香港 | 90.0 | 1 share of HK$1 each<br>每股面值港幣1元之股份1股 | Trading of yachts and accessories<br>買賣遊艇及配件 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司(續)

| Name of subsidiary 附屬公司名稱 | Place of incorporation/ registration 成立地點/註冊地點 | Percentage of equity interest attributable to the Group 本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本 | Principal activities 主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued) 間接附屬公司(續) | | | | |
| Metro Global Limited | Hong Kong | 100.0 | 2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each | Investment holding |
| 和記電業(環球)有限公司 | 香港 | | 每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股 | 投資控股 |
| Mighty Will International Limited | Hong Kong | 100.0 | 1 share of HK$1 each | Property holding |
| 紀富國際有限公司 | 香港 | | 每股面值港幣1元之股份1股 | 物業控股 |
| Most Advance International Ltd. | British Virgin Islands | 100.0 | 1 share of US$1 each | Investment holding |
| | 英屬處女群島 | | 每股面值1美元之股份1股 | 投資控股 |
| Noble Brand Investments Limited | Hong Kong | 90.0 | 1 share of HK$1 each | Trading of yachts and accessories |
| 力保派有限公司 | 香港 | | 每股面值港幣1元之股份1股 | 買賣遊艇及配件 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司(續)

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued)<br>間接附屬公司(續) | | | | |
| Rogers Entertainment International Limited (Formerly known as Forward International Corporation, Limited)<br>樂爵士娛樂國際有限公司(前稱福和貿易有限公司) | Hong Kong<br>香港 | 100.0 | 45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each<br>每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股 | Entertainment services, and music and software production<br>娛樂服務業、音樂及軟件製作 |
| Rogers International Limited | Bahamas<br>巴哈馬 | 100.0 | 2 shares of US$1 each<br>每股面值1美元之股份2股 | Trading brand holding<br>貿易品牌控股 |
| Shinwa Engineering Company, Limited<br>信和工程有限公司 | Hong Kong<br>香港 | 100.0 | 5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each<br>每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股 | Investment holding<br>投資控股 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司(續)

| Name of subsidiary 附屬公司名稱 | Place of incorporation/ registration 成立地點／註冊地點 | Percentage of equity interest attributable to the Group 本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本 | Principal activities 主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued) 間接附屬公司(續) | | | | |
| Stoneycroft Estates Limited | Hong Kong 香港 | 100.0 | 20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each 每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股 | Property investment 物業投資 |
| Technorient Limited 勵安有限公司 | Hong Kong 香港 | 70.5 | 461,687 shares of HK$100 each 每股面值港幣100元之股份461,687股 | Investment holding 投資控股 |
| Wo Kee Hong Distribution Pte Ltd | Singapore 新加坡 | 100.0 | 4,500,000 ordinary shares of S$1 each 每股面值1新加坡元之普通股份4,500,000股 | Distribution of home audio and car audio equipment and accessories 經銷家用及汽車音響器材及配件 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司（續）

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued)<br>間接附屬公司（續） | | | | |
| Wo Kee Hong Electronics Sdn. Bhd. | Malaysia<br>馬來西亞 | 100.0 | 7,000,000 ordinary shares of M$1 each<br>每股面值馬幣1元之普通股份7,000,000股 | Distribution of audio-visual equipment<br>經銷影音設備 |
| Wo Kee Hong Finance Limited<br>和記電業財務有限公司 | Hong Kong<br>香港 | 100.0 | 2 shares of HK$1 each<br>每股面值港幣1元之股份2股 | Finance and money lending<br>財務及借貸 |
| Wo Kee Hong Limited<br>和記電業有限公司 | Hong Kong<br>香港 | 100.0 | 10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each<br>每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股 | Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances<br>投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司(續)

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued)<br>間接附屬公司(續) | | | | |
| Wo Kee Hong Marketing Pte Ltd (Formerly known as Wo Kee Hong Professional Air Conditioning Pte Ltd) | Singapore<br>新加坡 | 94.8 | 6,200,000 shares of S$1 each<br>每股面值1新加坡元之股份6,200,000股 | Distribution of air-conditioning products<br>經銷空調產品 |
| Wo Kee Hong Trading Sdn. Bhd. | Malaysia<br>馬來西亞 | 100.0 | 5,100,000 ordinary shares of M$1 each<br>每股面值馬幣1元之普通股份5,100,000股 | Distribution of audio-visual equipment<br>經銷影音設備 |
| Wo Kee Joyful Limited | Hong Kong<br>香港 | 100.0 | 2,000,000 shares HK$1 each<br>每股面值港幣1元之股份2,000,000股 | Company secretarial service<br>公司秘書服務 |

## 46. Principal subsidiaries (continued)

## 46. 主要附屬公司（續）

| Name of subsidiary 附屬公司名稱 | Place of incorporation/ registration 成立地點／註冊地點 | Percentage of equity interest attributable to the Group 本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital 已發行及繳足股本或註冊股本 | Principal activities 主要業務 |
|---|---|---|---|---|
| Indirect subsidiaries (continued) 間接附屬公司（續） | | | | |
| Wo Kee Services Limited | Hong Kong | 100.0 | 2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each | Provision of warehousing, delivery, repairs and maintenance services |
| 和記電器服務有限公司 | 香港 | | 每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股 | 提供倉務、送貨及維修保養服務 |

None of the subsidiaries had issued any debt securities at the end of the year.

附屬公司概無於年內發行任何債務證券。

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

## 47. Principal associates

Particulars of the Group's principal associates at December 31, 2006 are as follows:

## 47. 主要聯營公司

於二零零六年十二月三十一日，主要聯營公司詳情如下：

| Name of associates<br>聯營公司名稱 | Place of incorporation/ registration<br>成立地點／註冊地點 | Percentage of equity interest attributable to the Group<br>本集團應佔之股權百分比 | Issued and fully paid share capital or registered capital<br>已發行及繳足股本或註冊股本 | Principal activities<br>主要業務 |
|---|---|---|---|---|
| China Premium Lifestyle Enterprise, Inc. | USA | 39.8 | 26,929,180 shares of common stock and 1,533,973 shares of preferred stock of US$0.001 each | Investment holding |
| | 美國 | | 26,929,180股普通股及每股面值0.001美元之優先股1,533,973股 | 投資控股 |
| Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. | PRC | 21.2 | Registered and fully paid capital of USD3,000,000 | Import, distribution and trading of cars and related accessories |
| 法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司 | 中國 | | 註冊及已繳足資本3,000,000美元 | 入口、分銷及買賣汽車及相關配件 |

# Schedule of Group Properties
# 集團物業表

## (A) Investment properties

## (A) 投資物業

| Address<br>地點 | Existing use<br>現有用途 | Category of lease<br>契約類別 | Percentage held by the Group<br>本集團持有百分比 |
|---|---|---|---|
| G/F., 2/F.,<br>Units A & B on 3/F., 4/F.,<br>8/F., 9/F., 11/F., 12/F.,<br>13/F., 14/F., 15/F., 16/F.,<br>and carparks,<br>Wo Kee Hong Building,<br>585-609 Castle Peak Road,<br>Kwai Chung, New Territories<br>(K.C.T.L. No. 366 under<br>New Grant No. 5578.) | Industrial/<br>warehouse | Medium-term lease | 100% |
| 新界葵涌青山道<br>585-609號和記行大廈<br>地下、<br>2字樓、<br>3字樓A及B單位、<br>4字樓、<br>8字樓、<br>9字樓、<br>11字樓、<br>12字樓、<br>13字樓、<br>14字樓、<br>15字樓、<br>16字樓及車位<br>(葵涌市地段366號承批<br>於新批地契5578號) | 工業／貨倉 | 中期 | |

## (A) Investment properties (continued)　(A) 投資物業(續)

| Address 地點 | Existing use 現有用途 | Category of lease 契約類別 | Percentage held by the Group 本集團持有百分比 |
| --- | --- | --- | --- |
| Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qingyang District, Chengdu, the PRC<br>中國四川省成都市青羊區新華大道文武路42號新時代廣場24層A、B及C單位 | Commercial<br>商業 | Medium-term lease<br>中期 | 100% |
| Flats G, H, J, K, L, M, N and P, 7th Floor, Block A, Carlton Heights, Shenzhen, PRC<br>深圳保稅區桂花路5號加福廣場華爾登府邸A座7層G, H, J, K, L, M, N, P單位 | Residential<br>住宅 | Medium-term lease<br>中期 | 100% |

## (B) Properties held for sale　(B) 持作出售物業

| Address 地點 | Existing use 現有用途 | Category of lease 契約類別 | Percentage held by the Group 本集團持有百分比 |
| --- | --- | --- | --- |
| Units 1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC<br>中國北京東城區建國門內大街7號光華長安大廈第19層1912及1915至1918單位 | Commercial<br>商業 | Medium-term lease<br>中期 | 100% |

# Share Option Information
# 優先認股權資料

The following table discloses movement in the Company's share options during the year:

下表披露本公司之優先認股權於年內之變動情況：

| Eligible person<br>合資格人士 | Scheme type<br>計劃類別 | Date of grant<br>授出日期 | Outstanding at January 1, 2006 *Before Adjustment*<br>於二零零六年一月一日尚未行使 *調整前* | Option lapsed<br>已失效優先認股權 | Outstanding at December 31, 2006 *After Adjustment#*<br>於二零零六年十二月三十一日尚未行使 *調整後#* | Exercisable period<br>行使期 | Exercise price 行使價<br>Before Adjustment 調整前<br>HK$ 港幣元 | Exercise price 行使價<br>After Adjustment# 調整後#<br>HK$ 港幣元 |
|---|---|---|---|---|---|---|---|---|
| Mr. Wing Sum LEE<br>(Director) | 1991<br>一九九一年 | December 21, 1999<br>一九九九年十二月二十一日 | 10,225,519 | 10,225,519 | - | February 11, 2000 - February 10, 2006<br>二零零零年二月十一日至二零零六年二月十日 | 0.2325 | - |
| 李永森先生<br>(董事) | 1991<br>一九九一年 | February 11, 2000<br>二零零零年二月十一日 | 4,719,470 | 4,719,470 | - | March 21, 2000 - March 20, 2006<br>二零零零年三月二十一日至二零零六年三月二十日 | 0.5422 | - |
| | 2001<br>二零零一年 | August 10, 2001<br>二零零一年八月十日 | 55,060,504 | - | 5,506,050 | September 16, 2001 - September 15, 2007<br>二零零一年九月十六日至二零零七年九月十五日 | 0.1661 | 1.6610 |
| | 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 640,640 | - | 64,064 | September 24, 2002 - September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 | 1.0000 |
| | | | 70,646,133 | 14,944,989 | 5,570,114 | | | |
| Mr. Richard Man Fai LEE<br>(Director) | 1991<br>一九九一年 | December 21, 1999<br>一九九九年十二月二十一日 | 10,540,150* | 10,540,150* | - | February 7, 2000 - February 6, 2006<br>二零零零年二月七日至二零零六年二月六日 | 0.2325 | - |
| 李文輝先生<br>(董事) | 1991<br>一九九一年 | February 11, 2000<br>二零零零年二月十一日 | 5,506,048 | 5,506,048 | - | March 18, 2000 - March 17, 2006<br>二零零零年三月十八日至二零零六年三月十七日 | 0.5422 | - |
| | 1991<br>一九九一年 | May 28, 2001<br>二零零一年五月二十八日 | 6,292,629 | - | 629,262 | June 29, 2001 - June 28, 2007<br>二零零一年六月二十九日至二零零七年六月二十八日 | 0.1661 | 1.6610 |
| | 2001<br>二零零一年 | August 10, 2001<br>二零零一年八月十日 | 55,060,504 | - | 5,506,050 | September 16, 2001 - September 15, 2007<br>二零零一年九月十六日至二零零七年九月十五日 | 0.1661 | 1.6610 |
| | 2001<br>二零零一年 | August 29, 2001<br>二零零一年八月二十九日 | 786,575* | - | 78,657* | September 30, 2001 - September 29, 2007<br>二零零一年九月三十日至二零零七年九月二十九日 | 0.1661 | 1.6610 |
| | 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 22,159,280 | - | 2,215,928 | September 24, 2002 - September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 | 1.0000 |
| | | | 100,345,186* | 16,046,198* | 8,429,897* | | | |
| Mr. Jeff Man Bun LEE<br>(Director) | 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 3,146,314 | - | 314,631 | June 4, 2002 - June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 | 1.0000 |
| 李文彬先生<br>(董事) | 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 1,430,000 | - | 143,000 | September 24, 2002 - September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 | 1.0000 |
| | | | 4,576,314 | - | 457,631 | | | |
| Ms. Kam Har YUE<br>(Director)<br>余金霞女士(董事) | 2001<br>二零零一年 | August 29, 2001<br>二零零一年八月二十九日 | 786,575 | - | 78,657 | September 30, 2001 - September 29, 2007<br>二零零一年九月三十日至二零零七年九月二十九日 | 0.1661 | 1.6610 |
| Mr. Sammy Chi Chung SUEN<br>(Director) | 1991<br>一九九一年 | December 21, 1999<br>一九九九年十二月二十一日 | 471,944 | 471,944 | - | February 6, 2000 - February 5, 2006<br>二零零零年二月六日至二零零六年二月五日 | 0.2325 | - |
| 孫志冲先生<br>(董事) | 1991<br>一九九一年 | February 11, 2000<br>二零零零年二月十一日 | 786,575 | 786,575 | - | March 22, 2000 - March 21, 2006<br>二零零零年三月二十二日至二零零六年三月二十一日 | 0.5422 | - |
| | 1991<br>一九九一年 | January 18, 2001<br>二零零一年一月十八日 | 409,019 | - | 40,901 | March 6, 2001 - March 5, 2007<br>二零零一年三月六日至二零零七年三月五日 | 0.1661 | 1.6610 |
| | 2001<br>二零零一年 | August 10, 2001<br>二零零一年八月十日 | 1,573,156 | - | 157,315 | September 19, 2001 - September 18, 2007<br>二零零一年九月十九日至二零零七年九月十八日 | 0.1661 | 1.6610 |
| | 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 6,292,629 | - | 629,262 | June 4, 2002 - June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 | 1.0000 |
| | 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 2,002,000 | - | 200,200 | September 24, 2002 - September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 | 1.0000 |
| | | | 11,535,323 | 1,258,519 | 1,027,678 | | | |

| Eligible person<br>合資格人士 | Scheme type<br>計劃類別 | Date of grant<br>授出日期 | Outstanding at January 1, 2006 *Before Adjustment*<br>於二零零六年一月一日尚未行使<br>*調整前* | Option lapsed<br>已失效優先認股權 | Outstanding at December 31, 2006 *After Adjustment#*<br>於二零零六年十二月三十一日尚未行使<br>*調整後#* | Exercisable period<br>行使期 | Exercise price 行使價<br>Before Adjustment<br>調整前<br>HK$<br>港幣元 | Exercise price 行使價<br>After Adjustment#<br>調整後#<br>HK$<br>港幣元 |
|---|---|---|---|---|---|---|---|---|
| Mr. Raymond Cho Min LEE (Director)<br>李卓民先生 (董事) | 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 2,202,418 | - | 220,241 | June 4, 2002 - June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 | 1.0000 |
| | 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 11,440 | - | 1,144 | September 24, 2002 - September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 | 1.0000 |
| | | | 2,213,858 | - | 221,385 | | | |
| Mr. Boon Seng TAN (Director)<br>陳文生先生 (董事) | 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 2,202,418 | - | 220,241 | June 4, 2002 - June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 | 1.0000 |
| | 2002<br>二零零二年 | September 24, 2002<br>二零零二年九月二十四日 | 11,440 | - | 1,144 | September 24, 2002 - September 23, 2008<br>二零零二年九月二十四日至二零零八年九月二十三日 | 0.1000 | 1.0000 |
| | | | 2,213,858 | - | 221,385 | | | |
| Continuous contract employees<br>持續合約僱員 | 1991<br>一九九一年 | December 21, 1999<br>一九九九年十二月二十一日 | 1,653,315 | 1,653,315 | - | February 1, 2000 - March 21, 2006<br>二零零零年二月一日至二零零六年三月二十一日 | 0.2325 | - |
| | 1991<br>一九九一年 | February 11, 2000<br>二零零零年二月十一日 | 519,136 | 519,136 | - | March 18, 2000 - March 21, 2006<br>二零零零年三月十八日至二零零六年三月二十一日 | 0.5422 | - |
| | 1991<br>一九九一年 | September 8, 2000<br>二零零零年九月八日 | 4,719,470 | 471,947# | - | November 5, 2000 - November 4, 2006<br>二零零零年十一月五日至二零零六年十一月四日 | 0.2347 | 2.3470 |
| | 2001<br>二零零一年 | August 29, 2001<br>二零零一年八月二十九日 | 3,775,562 | - | 377,554 | September 30, 2001 - September 30, 2007<br>二零零一年九月三十日至二零零七年九月三十日 | 0.1661 | 1.6610 |
| | 2001<br>二零零一年 | November 23, 2001<br>二零零一年十一月二十三日 | 1,573,156 | - | 157,315 | December 23, 2001 - December 22, 2007<br>二零零一年十二月二十三日至二零零七年十二月二十二日 | 0.1661 | 1.6610 |
| | 2002<br>二零零二年 | June 4, 2002<br>二零零二年六月四日 | 44,048,379 | - | 4,404,831 | June 4, 2002 - June 3, 2008<br>二零零二年六月四日至二零零八年六月三日 | 0.1000 | 1.0000 |
| | | | 56,289,018 | 2,644,398 | 4,939,700 | | | |
| | | | 248,606,265 | 34,894,104 | 20,946,447 | | | |

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

* 包括授予李文輝先生之配偶之優先認股權。

\# The number and respective subscription prices of share options have been adjusted for the Share Consolidation took place on June 15, 2006.

\# 優先認股權之數目及相關認購價已按二零零六年六月十五日之股份合併作出調整。

**WO KEE HONG (HOLDINGS) LIMITED**
**和記行(集團)有限公司***
*(Incorporated in Bermuda with limited liability)*
*(於百慕達註冊成立之有限公司)*
**(Stock Code: 720)**
**(股份編號:720)**

**NOTICE IS HEREBY GIVEN** that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 31, 2007 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of Directors and auditors of the Company for the year ended December 31, 2006;

2. (A) To re-elect Mr. Raymond Cho Min LEE as a Director of the Company; and

   (B) To authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors and to fix their remuneration;

4. As special business, to consider and, if though fit, passing, with or without modification, the following resolutions as ordinary resolutions:

   (A) "THAT a general and unconditional mandate be granted to the Directors of the Company to exercise all the power to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the issued share capital of the Company as at the date of the passing of the relevant resolution."

* for identification purposes only

**茲通告**和記行(集團)有限公司(「本公司」)謹訂於二零零七年五月三十一日(星期四)中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會，以討論及酌情通過下列決議案(不論有否修訂):

1. 省覽本公司截至二零零六年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告;

2. (A) 重選李卓民先生為本公司董事;及

   (B) 授權董事會釐定董事酬金;

3. 授權董事會委任核數師並釐定其酬金;

4. 作為特別事項，考慮及酌情通過以下決議案(不論有否修訂)為普通決議:

   (A) 「**動議**授予本公司董事一般及無條件授權，以配發、發行及以其他方式處置本公司之新股份，惟數目不得超過本公司於通過此決議案之日已發行股本之20%。」

* 僅供識別

(B) "THAT a general and unconditional mandate be granted to the Directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the issued share capital of the Company as at the date of the passing of the relevant resolution."

(B) 「**動議**授予本公司董事一般及無條件授權，在香港聯合交易所有限公司購回本公司之股份，惟數目不得超過本公司於通過此決議案之日已發行股本之10%。」

(C) "THAT subject to the passing of resolutions numbered 4(A) and 4(B), the number of shares to be allotted, issued and otherwise dealt with by the Directors of the Company pursuant to resolution numbered 4(A) be increased by the aggregate amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the Directors of the Company under resolution number 4(B)."

(C) 「**動議**待第4(A)及4(B)項決議案獲通過後，本公司董事根據第4(A)項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據第4(B)項決議案而獲授之權力將予購回之本公司股本面值總額。」

By order of the Board
**WO KEE HONG (HOLDINGS) LIMITED**
**Phyllis NG**
*Company Secretary*

Hong Kong, April 17, 2007

*Registered office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*Principal office in Hong Kong:*
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

承董事會命
**和記行(集團)有限公司**
*公司秘書*
**吳心瑜**

香港，二零零七年四月十七日

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

*香港主要辦事處：*
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

*Notes:*

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

*附註：*

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

6. A circular containing a detailed Notice of Annual General Meeting will be despatched together with this Annual Report.

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

   (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

6. 一份載有股東週年大會通告詳情之通函將隨本年報一併寄發。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong

香港新界葵涌青山道585至609號
和記行大廈A座10樓

Tel 電話：(852) 2869 1190 Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk

# WO KEE HONG (HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*
(Stock Code: 720)

## 2006 FINAL RESULTS

WO KEE HONG (HOLDINGS) LIMITED is an investment holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of The People's Republic of China ("PRC") (note), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, other electronic and electrical products and property investment.

**RESULTS**

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2006 were as follows:

**CONSOLIDATED INCOME STATEMENT**
*For the year ended December 31, 2006*

| | Notes | 2006 HK$'000 | 2005 HK$'000 (restated) |
|---|---|---|---|
| Turnover | 3 | 786,588 | 697,454 |
| Cost of sales | | (624,947) | (549,330) |
| Gross profit | | 161,633 | 148,124 |
| Other operating income | | 16,345 | 3,037 |
| Distribution costs | | (85,131) | (50,413) |
| Administrative expenses | | (128,198) | (95,101) |
| Gain/(loss) on disposal of properties held for sale | | 8 | (2,906) |
| Loss on disposal of investment properties | | (260) | – |
| Fair value gains on investment properties | | 25,826 | 12,778 |
| Reversal of write-down of properties held for sale to net realisable value | | 400 | 3,330 |
| Gain on settlement of a loan | | – | 88,178 |
| Provision for a legal claim | | – | (30,656) |
| Profit from operations | 5 | 27,730 | 76,322 |
| Finance costs | | (11,381) | (6,685) |
| Loss on disposal of a subsidiary | | (15,935) | – |
| Gain on disposal of a subsidiary | | 25,624 | – |
| Loss on disposal of an associate | | (9,733) | – |
| Share of results of associates | | (7,777) | (20,739) |
| Profit before tax | | 11,538 | 48,898 |
| Income tax expense | 6 | (1,141) | (11,502) |
| Profit for the year | | 10,397 | 37,396 |
| Attributable to: | | | |
| Equity holders of the Company | | 7,114 | 35,461 |
| Minority interests | | 3,283 | 1,935 |
| | | 10,397 | 37,396 |
| Earnings per share for profit attributable to the equity holders of the Company – Basic and diluted | 7 | HK$0.03 | HK$0.16 |

**CONSOLIDATED BALANCE SHEET**
*At December 31, 2006*

| | Notes | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Investment properties | | 234,918 | 200,647 |
| Property, plant and equipment | | 108,479 | 102,664 |
| Goodwill | | 2,597 | 1,306 |
| Interests in associates | | 10,727 | 68,545 |
| Available-for-sale financial assets | | 527 | 527 |
| Deferred tax assets | | 4,215 | 4,500 |
| | | 361,463 | 378,189 |
| **Current assets** | | | |
| Inventories | | 158,477 | 81,157 |
| Properties held for sale, at net realisable value | | 23,466 | 24,851 |
| Trade and other receivables | 8 | 149,448 | 103,942 |
| Amounts due from associates | | 3,951 | 4,528 |
| Other financial assets at fair value through profit or loss | | 11 | 20 |
| Derivative financial instruments | | – | 3,910 |
| Cash and cash equivalents | | 48,946 | 24,009 |
| | | 368,333 | 242,417 |
| **Current liabilities** | | | |
| Trade and other payables | 9 | 163,567 | 118,832 |
| Provision for a legal claim | | – | 30,656 |
| Bills payable | | 45,984 | 18,180 |
| Tax payable | | 296 | 421 |
| Amounts due to related companies | | 6,914 | 4,108 |
| Obligations under finance leases – due within one year | | 1,387 | 82 |
| Borrowings – due within one year | | 122,671 | 69,333 |
| | | 340,819 | 241,584 |
| Net current assets | | 27,484 | 833 |
| Total assets less current liabilities | | 380,947 | 374,022 |
| **Non-current liabilities** | | | |
| Convertible loan note | | 29,549 | 28,951 |
| Obligations under finance leases – due after one year | | 1,521 | 319 |
| Borrowings – due after one year | | 11,383 | 13,727 |
| Amount due to a related company | | – | 5,352 |
| Deferred tax liabilities | | 19,915 | 21,152 |
| | | 61,968 | 69,501 |
| Net assets | | 318,979 | 304,521 |
| **Capital and reserves** | | | |
| Share capital | | 221,615 | 221,615 |
| Reserves | | 82,361 | 79,362 |
| Equity attributable to equity holders of the Company | | 303,976 | 300,977 |
| Minority interests | | 15,003 | 3,544 |
| Total equity | | 318,979 | 304,521 |

*Notes:*

1. **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

2. **Application of new and revised HKFRSs**

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (the "new HKFRSs") issued by the HKICPA, which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The new HKFRSs adopted by the Group in the consolidated financial statements are set out as follows:

| | |
|---|---|
| HKAS 21 (Amendment) | The Effects of Changes in Foreign Exchange Rates |
| HKAS 39 (Amendment) | Cash Flow Hedge Accounting of Forecast Intragroup Transactions |
| HKAS 39 (Amendment) | The Fair Value Option |
| HKAS 39 & HKFRS 4 (Amendment) | Financial Guarantee Contracts |
| HK(IFRIC)-Int 4 | Determining whether an Arrangement contains a Lease |

The adoption of the above new HKFRSs has no material impact on the results and financial position of the Group and has resulted in changes to the Group's accounting policies in the following areas:

Financial guarantee contracts

In the current year, the Group has applied Hong Kong Accounting Standard ("HKAS") 39 and HKFRS 4 (Amendments) Financial Guarantee Contracts which is effective for annual periods beginning on or after January 1, 2006.

A financial guarantee contract is defined by HKAS 39 Financial Instruments: Recognition and Measurement as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to January 1, 2006, financial guarantee contracts were not accounted for in accordance with HKFRS 4 Insurance Contract and these contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

The Group has not early applied the following new standard, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

| | |
|---|---|
| HKAS 1 (Amendment) | Capital Disclosures[1] |
| HKFRS 7 | Financial Instruments: Disclosures[1] |
| HKFRS 8 | Operating Segments[2] |
| HK(IFRIC)-Int 7 | Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3] |
| HK(IFRIC)-Int 8 | Scope of HKFRS 2[4] |
| HK(IFRIC)-Int 9 | Reassessment of Embedded Derivatives[5] |
| HK(IFRIC)-Int 10 | Interim Financial Reporting and Impairment[6] |
| HK(IFRIC)-Int 11 | HKFRS 2 – Group and Treasury Share Transactions[7] |
| HK(IFRIC)-Int 12 | Service Concession Arrangements[8] |

[1] Effective for annual periods beginning on or after January 1, 2007
[2] Effective for annual periods beginning on or after January 1, 2009
[3] Effective for annual periods beginning on or after March 1, 2006
[4] Effective for annual periods beginning on or after May 1, 2006
[5] Effective for annual periods beginning on or after June 1, 2006
[6] Effective for annual periods beginning on or after November 1, 2006
[7] Effective for annual periods beginning on or after March 1, 2007
[8] Effective for annual periods beginning on or after January 1, 2008

3. **Turnover**

| | 2006 HK$'000 | 2005 HK$'000 (restated) |
|---|---|---|
| Sales of goods to customers, less returns and discounts | 771,083 | 643,964 |
| Maintenance service income | 15,901 | 46,006 |
| Rental income | 9,606 | 7,484 |
| | 786,588 | 697,454 |

In prior years, rental income was recognised as other operating income. Pursuant to a board resolution, the Group has designated property investment as its principal activities with effect from year 2006. The comparative amounts have been re-classified to conform with the current year's presentation. As a result, turnover for the year ended December 31, 2005 increased by approximately HK$7,484,000.

4. **Business and geographical segments**

**Business segments**

In prior years, the Group organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. In current year, the Group has reclassified its previously operating business segments into three operating divisions: cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information.

The previously reporting segments, air-conditioning products and audio-visual and other electrical products have been combined into one reporting segment, electrical appliances. The Group's management considered that it is more representative to report the two previously reporting segments as a segment because the products are related with similar risk and returns.

Direct marketing has been reclassified and group into others segment because the financial position and results of this segment is not significant to qualify as a reporting segment.

Principal activities of the Group are as follows:

| | |
|---|---|
| Cars and car accessories | Trading of cars and related accessories and provision of car repairing services |
| Electrical appliances | Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products |
| Property investment | Rental of investment properties and properties held for sale |

Segment information about these businesses is presented below.

2006

| | Cars and car accessories HK$'000 | Electrical appliances HK$'000 | Property investment HK$'000 | Others HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|---|
| **Turnover** | | | | | | |
| External sales | 550,632 | 225,379 | 9,606 | 883 | – | 786,500 |
| Inter-segment sales | – | 948 | – | – | (948) | – |
| Total turnover | 550,632 | 226,327 | 9,606 | 883 | (948) | 786,500 |
| Inter-segment sales are charged at prevailing market rates | | | | | | |
| **Results** | | | | | | |
| Segment results | 13,872 | 4,653 | 25,735 | (3,600) | – | 40,660 |
| Negative goodwill | | | | | | 6,000 |
| Unallocated corporate expenses | | | | | | (20,930) |
| Profit from operations | | | | | | 27,730 |
| Finance costs | | | | | | (11,381) |
| Loss on disposal of a subsidiary | | | | | | (15,935) |
| Gain on disposal of a subsidiary | | | | | | 25,624 |
| Loss on disposal of an associate | | | | | | (9,733) |
| Share of results of associates | 2,785 | (10,562) | – | – | – | (7,777) |
| Profit before tax | | | | | | 11,538 |
| Income tax expense | | | | | | (1,141) |
| Profit for the year | | | | | | 10,397 |

2005 (restated)

| | Cars and car accessories HK$'000 | Electrical appliances HK$'000 | Property investment HK$'000 | Others HK$'000 | Eliminations HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|---|
| **Turnover** | | | | | | |
| External sales | 377,845 | 310,144 | 7,484 | 1,777 | – | 697,454 |
| Inter-segment sales | – | 912 | – | 30 | (942) | – |
| Total turnover | 377,845 | 311,066 | 7,484 | 1,807 | (942) | 697,454 |
| Inter-segment sales are charged at prevailing market rates | | | | | | |
| **Results** | | | | | | |
| Segment results | 11,536 | 7,091 | 12,740 | (1,272) | 130 | 30,225 |
| Gain on settlement of a loan | | | | | | 88,178 |
| Unallocated other operating income | | | | | | 487 |
| Provision for a legal claim | | | | | | (30,656) |
| Unallocated corporate expenses | | | | | | (11,912) |
| Profit from operations | | | | | | 76,322 |
| Finance costs | | | | | | (6,685) |
| Share of results of associates | 2,716 | (23,455) | – | – | – | (20,739) |
| Profit before tax | | | | | | 48,898 |
| Income tax expense | | | | | | (11,502) |
| Profit for the year | | | | | | 37,396 |

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

| | Turnover by geographical market 2006 HK$'000 | Turnover by geographical market 2005 HK$'000 (restated) | Contribution to operating results 2006 HK$'000 | Contribution to operating results 2005 HK$'000 (restated) |
|---|---|---|---|---|
| Hong Kong | 625,901 | 577,127 | 34,479 | 22,612 |
| Singapore | 87,333 | 54,833 | 3,911 | 51 |
| Malaysia | 29,650 | 29,790 | 1,579 | 1,342 |
| PRC | 5,358 | 13,987 | (6,260) | (3,470) |
| Macau | 32,567 | 15,966 | 63 | 843 |
| Others | 1,872 | 537 | 31 | 85 |
| | 786,550 | 697,454 | 33,413 | 21,673 |
| Other operating income | | | 16,246 | 3,857 |
| Gain on settlement of a loan | | | – | 81,171 |
| Provision for a legal claim | | | – | (30,654) |
| Unallocated corporate expenses | | | (20,534) | (11,912) |
| Profit from operations | | | 27,730 | 76,322 |

5. Profit from operations

| | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|
| Profit from operations has been arrived at after charging: | | |
| Auditors' remuneration | 3,613 | 730 |
| Cost of inventories recognised as expense (included write-down of inventories to net realisable value of approximately HK$1,083,000 (2005: HK$1,736,000)) | 634,947 | 549,530 |
| Depreciation of: | | |
| Owned assets | 6,853 | 2,533 |
| Assets held under finance leases | 464 | 148 |
| Staff costs, including Directors' emoluments | 48,222 | 43,315 |
| Operating lease rental in respect of land and buildings | 14,925 | 8,232 |
| Loss on disposal of property, plant and equipment | 9 | 77 |
| Fair value loss(es): | | |
| Other financial assets at fair value through profit or loss | 9 | 81 |
| Derivative financial instruments | 51 | 17 |
| Foreign exchange differences, net | – | 606 |
| and crediting: | | |
| Interest income | 348 | 349 |
| Foreign exchange differences, net | 789 | – |

6. Income tax expense

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

| | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|
| Current tax: | | |
| Hong Kong Profits Tax | 76 | 138 |
| Overseas income tax | 217 | 306 |
| | 293 | 444 |
| Deferred tax: | | |
| Current year | 848 | 11,058 |
| Income tax expense attributable to the Company and its subsidiaries | 1,141 | 11,502 |

7. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of approximately HK$7,114,000 (2005: HK$35,461,000) and on the weighted average number of 221,615,433 (2005: 221,615,433 (restated)) ordinary shares in issue during the year after adjusting for the effects of the share consolidation on June 15, 2006. The basic earnings per share for 2005 had been adjusted accordingly.

There is no diluted earnings per share because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for shares for both years.

8. Trade and other receivables

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables is as follows:

| | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|
| Within 30 days | 94,907 | 32,173 |
| 31 to 60 days | 14,485 | 11,175 |
| 61 to 90 days | 3,599 | 4,378 |
| 91 days to 1 year | 3,698 | 2,004 |
| Over 1 year | 6,676 | 6,393 |
| Total trade receivables | 123,865 | 56,203 |
| Less: Provision for impairment of trade receivables | (3,731) | (6,548) |
| Total trade receivables, net of provision | 116,834 | 49,655 |
| Deposits, prepayments and other receivables | 32,606 | 34,287 |
| | 149,440 | 83,942 |

The fair values of the Group's trade and other receivables at December 31, 2006 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

9. Trade and other payables

The following is an aged analysis of trade payables at the balance sheet date:

| | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|
| Within 30 days | 7,518 | 5,598 |
| 31 to 60 days | 3,314 | 2,934 |
| 61 to 90 days | 4,332 | 4,484 |
| 91 days to 1 year | 3,313 | 719 |
| Over 1 year | 543 | 356 |
| Total trade payables | 19,319 | 14,181 |
| Derivative financial instruments | 57 | 3,927 |
| Customers' deposits, accruals and other payables | 143,991 | [illegible] |
| | 163,367 | 111,832 |

The fair values of the Group's trade and other payables at December 31, 2006 approximate to the corresponding carrying amounts.

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2005: nil) for the year ended December 31, 2006. No interim dividend was paid during the year (2005: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

*Results of Operations*

*Turnover*

For the year ended December 31, 2006, Group turnover continued to record a double-digit growth of 12.8% to HK$786.6 million, compared with HK$697.5 million last year (as restated). Despite the unsatisfactory performance of the audio visual products business, we were able to maintain an overall upsurge due to the robust growth of our booming car operations.

*Gross Profit*

Our gross profit margin fell slightly by 0.7% from 21.2% last year (as restated) to 20.5% this year whilst our gross profit increased by HK$13.5 million to HK$161.6 million (2005: HK$148.1 million as restated).

*Distribution Costs and Administrative Expenses*

Distribution costs were up by 9.3% to HK$55.1 million (2005: HK$50.4 million), approximately the same rate of increase of gross profit compared to last year.

The increase in administrative expenses of HK$25.1 million from HK$95.1 million of last year to HK$120.2 million this year is mainly attributed to the increased turnover in 2006 compared to last year as well as the various non-recurring transactional costs, including professional fees, incurred to effect the share exchange between our car subsidiary and China Premium Lifestyle Enterprise, Inc. (formerly known as Xact Aid, Inc.) last November.

In order to maintain a cost-effective platform, drastic measures of restructuring for the purpose of cost reduction at both management and operational level will start at the beginning of this second quarter.

*Profit from Operations*

The Board is pleased to announce that profit from operations was HK$27.7 million (2005: HK$76.3 million). This was less than 2005 due to the one-off gain on settlement of a loan in 2005 coupled with the non-recurring costs in 2006 as mentioned above.

Other operating income of HK$16.2 million (2005: HK$3.0 million as restated) was mainly attributed to a gain arising from the negative goodwill of HK$3.9 million in relation to the share exchange with China Premium Lifestyle Enterprise, Inc. (formerly known as Xact Aid, Inc.) as well as the non-recurring gain of HK$5.9 million on disposal of "product distribution rights" associated with the disposal of our associated company in Jiangmen.

A property-related net profit of HK$25.2 million (2005: HK$13.1 million) reflected the upward adjustment arising from revaluation of properties as well as the loss incurred on disposal of investment properties.

*Profit Attributable to Shareholders*

The board is pleased to deliver a profit attributable to shareholders of HK$7.1 million (2005: HK$35.5 million) as further explained below.

Finance costs increased by HK$4.7 million from HK$6.7 million to HK$11.4 million due to the need to maintain a higher inventory and other working capital in our expanding car business.

'Gain on disposal of a subsidiary' reflects the gain on disposal of Che Chase Development Ltd amounting to HK$28.6 million. The effect of this was to some extent reduced by the loss of HK$15.9 million on disposal of a subsidiary in relation to the share exchange with China Premium Lifestyle Enterprise, Inc. (formerly known as Xact Aid, Inc.), together with the loss of HK$9.7 million arising from the disposal of our associated company in Jiangmen.

"Share of results of associates", recorded at a net loss of HK$7.8 million (2005: HK$20.7 million), reflects the share of loss of our associated company in Jiangmen of HK$10.6 million (2005: HK$23.4 million) as well as a share of profit of HK$2.8 million (2005: HK$2.7 million) made by our joint-venture car trading company in Shanghai.

A net charge of income tax amounting to HK$1.1 million (2005: HK$11.5 million) was recorded due to the relatively lower charge on deferred tax in the current year.

*Financial Condition*

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash and cash equivalents at December 31, 2006 were HK$22.0 million (2005: HK$18.6 million), reflecting the ability of the Group to generate or raise funds.

The Group had total borrowings at December 31, 2006 amounting to HK$134.0 million (2005: HK$83.1 million). The Group's long term gearing ratio stood at 13.8% (2005: 16.1%), based on non-current liabilities (excluding deferred tax) of HK$42.8 million (2005: HK$48.4 million) and shareholders' equity of HK$304.0 million (2005: HK$301.0 million). The current ratio was 1.3 (2005: 1.0), based on current assets of HK$346.3 million (2005: HK$292.4 million) and current liabilities of HK$268.4 million (2005: HK$291.6 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year under review. At December 31, 2006 the total outstanding foreign exchange contracts purchased with banks amounted to HK$7.0 million (2005: HK$3.9 million).

The Group had trading facilities at December 31, 2006 amounting to HK$288.8 million (2005: HK$300.0 million) of which HK$186.1 million (2005: HK$107.9 million) was utilized. Certain of the Group's properties, investments, trade receivables, bank deposits and all assets of a subsidiary were pledged at year ended 2006 in an aggregate amount of HK$385.1 million (2005: HK$303.6 million) to secure facilities granted by our bankers.

At December 31, 2006, the Group had contingent liabilities of approximately HK$1.3 million (2005: HK$1.3 million) in respect of proceedings involving a subsidiary in India and HK$11.0 million (2005: nil) in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen by a subsidiary. At December 31, 2005, the Group had contingent liabilities of approximately HK$13.3 million arising out of the grant of option to a connected person. The option was terminated in year 2006.

Business Review

*Cars and Car Accessories*

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau together with the retailing of these products in our newly-opened dealership in Dalian, PRC.

Sales increased by 45.7% to HK$550.6 million (2005: HK$377.8 million), driven by strong "Ferrari" new and used car sales and a strong increase in workshop service income.

Strong sales increases also resulted in strong profit growth. Higher allocation of cars for Hong Kong represents the support from the "Ferrari" factory to cater for the exceptional demand in Hong Kong and also in recognition of the growing size and larger share of the Hong Kong market. Our successful marketing and sales initiatives created strong demand for all "Ferrari" models, including the F430, F430 Spider, 612 Scaglietti and Challenge Plus. The launch of the 12-cylinder, 599 GTB Fiorano, was a phenomenal success. This resulted in a quick build-up of orders which like the 8-cylinder F430, has a delivery time of over two years. It was a proud achievement to attain close to a 60/40 ratio between 8 and 12 cylinder "Ferrari" car sales. "Ferrari" captured over 50% of its market segment in Hong Kong due to the Group's successful implementation of strategy. Sales of "Maserati" cars also increased with the launch of the Quattroporte Sport and Executive GT sedans, GranSport LE and GranSport Spyder.

Various co-promotions were completed between "Maserati" and other Italian life-style brands to enhance its position as an icon in the luxury market.

September 2006 was also the occasion of the grand opening of the Group's new "Ferrari" and "Maserati" dealership in Dalian, PRC. A total of 24 cars were shipped to the North East for the celebrations, which culminated in a fast-moving, four-day tour for the cars and their owners from Dalian to Harbin. The whole event captured the imagination and attention of nationwide media and the public.

The Group also began its new "Alfa Romeo" business setup, having been appointed the exclusive importer of Italian "Alfa Romeo" cars in Hong Kong and Macau in the second half of 2006.

*Electrical Appliances*

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products from several major brands, namely "MHI" (Mitsubishi Heavy Industries of Japan), American "Frigidaire", Chinese "GREE", Korean "Daewoo", Japanese "Sansui" and our own "Bodysonic" and audio-visual products of our own, being "Rogers" and "Bodysonic", Japanese "Marantz", "Denon", "Sansui", American "Boston Acoustics" audio-visual products, and Japanese "Alpine" car electronics. These product ranges are well placed in the marketplace to suit the needs of different market segments.

Sales were HK$225.4 million, a 27.3% decrease from last year. The decrease was mainly due to the unsatisfactory sales performance of the audio visual products. The Group made a strategic decision to scale back the audio-visual business, especially in view of the cut-throat price competition of LCD TV's. Instead, this business was re-focused on the lower turnover, yet higher margin segment of audiophile equipment. Together with drastic cost cuttings and relocation of the business headquarters to Shenzhen, PRC, we were able to minimize the loss in the second half year and steer towards the direction of stable profitability.

Overall gross margins of air-conditioning products were maintained, despite severe price competition, due to successful introduction of higher margin products like "Frigidaire" wine coolers. Cost rationalizing of this business also contributed to stable profitability.

Sales and profitability also improved in the commercial air-conditioning segment with a strengthened engineering team and continued growth of the Hong Kong and Macau infrastructure and property development markets.

The business of "Alpine" car electronics in Singapore and Malaysia declined slightly due to weakened OEM sales and price competition of entry-level models. However, a higher share of aftermarket sales contributed to higher profits in these markets.

By the end of 2006, the Group was appointed by Japanese "Denon" as the exclusive distributor of its audio-visual products in Malaysia.

*Properties Leasing*

A new business department was formed in September to focus on the leasing of the Group's properties, mainly the Wo Kee Hong Building in Hong Kong and several smaller properties in mainland China. Besides leasing by our own subsidiaries, total monthly rental income received from outside tenants increased by over 50%. This was achieved with successful increases in occupation, rental rates and improved building management.

Other businesses

During the year, the Group also started the distribution of luxurious Italian "Ferretti" motor yachts in South China and of luxurious Taiwanese "Horizon" motor yachts in PRC, Hong Kong and Macau. Achievements were made in setting up the distribution, logistics and promotion of these brands.

The Group also started its release and distribution of musical CD/DVD under its own label, "Rogers Music". The businesses of interest movie promotion and artist management were also initiated.

PERSONNEL

At the end of 2006, the total number of employees of the Group, excluding associates, was 365 (2005: 316), representing a 15.5% increase in headcount. This was mainly due to the expansion of our car business group and the creation of new business units for distribution of "Alfa Romeo" cars as well as "Horizon" motor yachts.

The management is committed to staff motivation and training so as to ensure our employees remain committed as well as competitive in the marketplace. With the continued expansion in PRC and in the direction of securing more luxurious brands for distribution, we encouraged offices to recruit local staff. Together with the continuous organizational improvements led by our committed management team, we are confident that our businesses and the employees will develop together for the benefit of the Group in the years to come.

PROSPECTS

Looking into 2007, the management has plans for significant increases in turnover and profit. We are confident of the continuous growth of the markets in which we operate, particularly in Hong Kong and PRC.

We expect excellent growth in our car business, with the launches of new models by "Ferrari" and "Maserati" and the addition of "Alfa Romeo" cars, which is planned to group under our associated company, China Premium Lifestyle Enterprise, Inc., a U.S. OTCBB listed company. Due to the confirmed waiting list of some models, a major proportion of the sales is very much secured for 2007.

With the continuation of cost rationalization, the Group will be able to lower the operational expenses at percentage of sales level and hence increase profit.

The electrical appliances business will remain stable and profitable. The audio-visual business will be scaled down to minimize costs in a very competitive marketplace.

We will also see good momentum to be generated by our new motor yachts business and forthcoming prestigious branded fashion and accessories businesses. As we have achieved a three years trend of profitability from 2004 to 2006, we are very confident that this trend of profitability and sales growth will continue in 2007 and beyond.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the year, except in relation to the separation of the role of chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guidelines as to the power and authority of the Board and the management and a guideline as to the power and duties of Chief Executive Officer. In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

AUDIT COMMITTEE REVIEW

The audit committee has reviewed the audited financial statements of the Group for the year ended December 31, 2006 including the accounting principles and practices adopted by the Group, and discussed the internal control and financial reporting matters during the review.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on May 31, 2007. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be despatched on or about April 12, 2007.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
*Executive Chairman & CEO*

Hong Kong, March 30, 2007

*As at the date of this announcement, the Board comprises of Mr. Wing Sun LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Nelson Chit Sing HUI, all of whom are Executive Directors, Mr. Ian Hon YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ting Kwan CHEUNG, all of whom are Independent Non-executive Directors.*

*Copies of the result announcement can be obtained from the principal office in Hong Kong. The 2006 Annual Report will be sent to shareholders on or about April 17, 2007.*

*Wo Kee Hong (Holdings) Limited*
*Principal Office: 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, N.T., Hong Kong*
*Fax No.: (852) 2321-7194*
*Website: http://www.wokeehong.com.hk*

*Note: For the sole purpose of this announcement, PRC excludes Hong Kong and Macau Special Administrative Regions.*

CR

Companies Registry
公司註冊處

Form 表格 D2 COPY

RECEIVED
2007 APR 23 A 11:53

# Notification of Changes of Secretary and Directors
# 秘書及董事資料更改通知書

Company Number 公司編號
**F5056**

1 Company Name 公司名稱

**Wo Kee Hong (Holdings) Limited**

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. Resignation or cessation 辭職或停職
*(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)*

☐* Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

| Surname 姓氏 | Other names 名字 |
|---|---|
| SUEN (孫) | Chi Chung, Sammy (志冲) |

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

| I.D. Card Number 身份證號碼 | Company Number 公司編號 |
|---|---|
| A607457(2) | N/A |

b Overseas Passport 海外護照

| Number 號碼 | Issuing Country 簽發國家 |
|---|---|
| N/A | N/A |

Date of Resignation or Cessation 辭職或停職日期

| DD 日 | MM 月 | YYYY 年 | Alternate To 替代 |
|---|---|---|---|
| 19 | 04 | 2007 | |

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

**Presentor's Name and Address**
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn. : The Company Secretary

**For Official Use**
請勿填寫本欄

## Notification of Changes of Secretary and Directors
## 秘書及董事資料更改通知書

Company Number 公司編號: **F5056**



### 3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

**B. Appointment／Change of particulars 委任／更改資料**
*(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)*

| Brief Description 簡略描述 | Effective Date(s) 生效日期 |
|---|---|
| | DD 日 \| MM 月 \| YYYY 年 |

**Existing Name 現用姓名**

**Name／New Name 姓名／新姓名**

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

**Address 地址**

**Identification 身份證明**

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

**This Notification includes** 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：( Phyllis Sum Yu NG ) Date 日期： 19/04/2007

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

# WO KEE HONG (HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 720)**

## RESIGNATION OF EXECUTIVE DIRECTOR
## CHANGE OF AUTHORISED REPRESENTATIVE

The Board announces that Mr. Sammy Chi Chung SUEN, Executive Director and Authorised Representative of the Company, has reached retirement age and will resign from these positions with effect from 19 April 2007.

The Board further announces that Ms. Phyllis Sum Yu NG, Company Secretary of the Company, will be appointed as an Authorised Representative of the Company in place of Mr. SUEN with effect from 19 April 2007.

The board of Directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") announces that Mr. Sammy Chi Chung SUEN, Executive Director and Authorised Representative of the Company, has reached retirement age and will resign from these positions with effect from 19 April 2007. Mr. SUEN has confirmed that there is no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company relating to his resignation.

The Board further announces that Ms. Phyllis Sum Yu NG, Company Secretary of the Company, will be appointed as an Authorised Representative of the Company in place of Mr. SUEN with effect from 19 April 2007.

The Board takes this opportunity to express its sincere gratitude to Mr. SUEN for his valuable contributions to the Company and extend its welcome to Ms. NG for taking the new position.

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

By order of the Board
**WO KEE HONG (HOLDINGS) LIMITED**
**Richard Man Fai LEE**
*Executive Chairman and Chief Executive Officer*

Hong Kong, 30 March 2007

COPY

# Wo Kee Hong (Holdings) Limited

*(Incorporated in Bermuda with limited liability)*

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG
Ms. Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at Board Room, 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 30 March 2007 at 10:00 a.m. for the following purposes:-

## AGENDA

1. To approve the draft audited consolidated final results of the Group for the year ended 31 December 2006:-
   - (a) To approve the draft press announcement of final results 2006.
   - (b) To approve the draft Annual Report 2006.
2. To consider the final dividend for the year ended 31 December 2006.
3. To review the Group's Management Plan to 31 December 2007.
4. For the forthcoming Annual General Meeting ("AGM"),
   - (a) To approve the draft Notice of AGM.
   - (b) To note that Mr. Raymond Cho Min LEE will retire by rotation and, being eligible, offer himself for re-election as Director of the Company at the forthcoming Annual General Meeting.
   - (c) To note that Mr. Wing Sum LEE will retire by rotation and does not offer himself for re-election at the forthcoming Annual General Meeting.
   - (d) To consider the payment of Directors' fees and remuneration.

(e) To note that Messrs. HLB Hodgson Impey Cheng will retire and, being eligible, offer themselves for re-election at the forthcoming AGM.

(f) To approve the draft circular relating to the proposed directors for re-election, the general mandates to repurchase securities and to issue new shares of the Company ("General Mandates").

(g) To put forward to the shareholders a proposal to grant the General Mandates to the Directors in the AGM.

5. (a) To approve the retirement of Mr. Sammy Chi Chung SUEN.

   (b) To renew the appointment of the Non-executive Directors for another two years.

   (c) To approve the renewal of Mr. Waison Chit Sing HUI's service agreement.

   (d) To approve the remuneration of Mr. Wing Sum LEE for the period ended 31 May 2007.

   (e) To approve the directors and management bonus for 2006.

6. To receive the internal control report and review the effectiveness of the internal control system of the Group.

7. To note the list of documents under seal approved for the period from 1 July 2006 to 31 December 2006.

8. To transaction any other business.

Dated this the 27th day of March 2007.

Phyllis Sum Yu NG
Company Secretary

# WO KEE HONG (HOLDINGS) LIMITED

*(Incorporated in Bermuda with limited liability)*
**(Stock Code: 720)**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, May 31, 2007 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2006.
2. (A) To re-elect Mr. Raymond Cho Min LEE as a director of the Company; and
   (B) To authorise the Board of Directors to fix the remuneration of the directors of the Company.
3. To authorise the Board of Directors to appoint auditors and to fix their remuneration.
4. As special business, to consider and, if though fit, passing, with or without modification, the following resolutions as ordinary resolutions:
   (A) "THAT a general and unconditional mandate be granted to the directors of the Company to exercise all the power to allot, issue and otherwise dealt with new shares in the Company not exceeding 20% of the issued share capital of the Company as at the date of the passing of the relevant resolution."
   (B) "THAT a general and unconditional mandate be granted to the directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the issued share capital of the Company as at the date of the passing of the relevant resolution."
   (C) "THAT subject to the passing of resolutions numbered 4(A) and 4(B), the number of shares to be allotted, issued and otherwise dealt with by the directors of the Company pursuant to resolution numbered 4(A) be increased by the aggregate amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the directors of the Company under resolution number 4(B)."

By order of the Board
**WO KEE HONG (HOLDINGS) LIMITED**
**Phyllis NG**
*Company Secretary*

Hong Kong, April 17, 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

*Notes:–*

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.
2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof.
3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.
5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
   (a) by the chairman of the meeting; or
   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or
   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or
   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.
6. This is a summary of the full text of the Notice of Annual General Meeting. The full text of the Notice of Annual General Meeting is contained in a circular to the shareholders giving further particulars about the business to be conducted at the Annual General Meeting. Copies of the circulars which are being sent to all registered shareholders on April 17, 2007 may be obtained upon request from Standard Registrar Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.
7. As at the date of this notice, the Board of Directors comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

FORM 3 A

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

**Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)**

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

***This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.***

| | | |
|---|---|---|
| **1. Name of listed corporation**<br>Wo Kee Hong (Holdings) Limited | | |
| **2. Stock code** | 720 | **4. Number of issued shares in class** |
| **3. Class of shares** | Ordinary | 221,615,433 |

| | | |
|---|---|---|
| **5. Name of Director (English) as printed on HKID/Passport** | | **8. Name of Director (Chinese)** |
| SUEN<br>(Surname) | Sammy Chi Chung<br>(Other names) | 孫志冲 |
| **6. HKID/Passport No.**<br>A607457(2) | **Country of issue of Passport** | **9. Chinese Character Code**<br>132718070394 |
| **7. Address of Director**<br>Flat C-5, 8 Seymour Road, Hong Kong. | | **10. Daytime tel. No.**<br>25144880 |
| | | **11. e-mail address** |

**12. Date of relevant event**

| | | |
|---|---|---|
| 19 | 04 | 2007 |
| (day) | (month) | (year) |

**13. Date when director became aware of the relevant event/ interest in the shares (if later)**

| | | |
|---|---|---|
| | | |
| (day) | (month) | (year) |

COPY

SS-19-04.0

**14. Details of relevant event**

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 136@ | 201 | 201 | | | | | | |
| Short position | | | | | | | | | |

@ Resignation of Mr. Sammy Chi Chung SUEN as a director of the Company with effective from 19 April 2007. Accordingly, he ceased to have the duty to report his relevant interests in the shares of the Company under Part XV of the SFO.

**15. Total shares in listed corporation immediately before the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 1,033,967 | 0.47 |
| Short position | | |

* interest in shares: 47,190 (0.02%)

# interest in share options: 986,777 (0.45%)

**16. Total shares in listed corporation immediately after the relevant event**

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position*# | 1,033,967 | 0.47 |
| Short position | | |

* interest in shares: 47,190 (0.02%)

# interest in share options: 986,777 (0.45%)

**17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| | | |
| | | |
| | | |
| | | |
| | | |

**18. Further information in respect of derivative interests in listed corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Short position(s) | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

21. Further information in relation to interests held by Director jointly with another person

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |
| | | | |

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | | | |
| | | | | |
| | | | | |

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |
| Total number of shares in which substantial shareholder is interested under section 317 and 318 | | |

24. Date of filing this Form 3A

| 19 | 04 | 2007 |
|---|---|---|
| (day) | (month) | (year) |

25. Number of continuation sheets

26. Number of attachments

Form 3A

SS-19-04.07

COPY

# Wo Kee Hong (Holdings) Limited

*(Incorporated in Bermuda with limited liability)*

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 5 March 2007

**Present:** Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

**1. Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

**2. Quorum**

The necessary quorum for the Meeting was present.

**3. Expiry of Share Option(s)**

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Option(s) should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Option(s) listed on the Appendix lapsed as at the respective expiry date(s).

**4. Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

**Share Option(s) should be lapsed due to the expiry of the Option Period**

| Name of the employee | Expiry date of the Option Period | No. of Option(s) lapsed 1991 Share Option Scheme |
|---|---|---|
| SUEN Chi Chung Sammy | 5-Mar-07 | 40,901 |
| Total no. of share option(s) lapsed | | 40,901 |

x RL

x SS

x MBL

x JW

x WH

RECEIVED

2007 APR 23 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**File No. 82-3990**

Annex A to Letter to the SEC dated 19 April, 2007 of Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

| DESCRIPTION OF DOCUMENT | CHECK IF ENCLOSED |
|---|---|
| 1. Title: Memorandum and Articles of Association<br>Date: Upon incorporation<br>Entity requiring item:<br>Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance"). | N/A |
| 2. Title: Annual Report<br>Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting<br>Entity requiring item:<br>The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement. | See attached |
| 3. Title: Half Yearly Report and Preliminary Announcement<br>Date: Within three months of the end of half year period<br>Entity requiring item:<br>HKSE pursuant to Exchange Listing Agreement. | N/A |

4. Title: Notification of Changes in Officers
   (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. See attached

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. ____N/A____

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. ____N/A____

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. ____N/A____

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. ____N/A____

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: - Expiry of Share Options See attached

KMC00998.DOC

# Attachment to Annex A

Item no. 2 - 2006 Annual Report
- 2006 Final Results Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 2 April 2007

Item no. 4 - Form D2 – Notification of Change of Secretary and Directors
- Announcement: Resignation of Executive Director and Change of Authorized Representative

Item no. 9 - Notice of Meeting of the Board of Directors dated 30 March 2007

Item no. 12 - Circular: Proposed Director for Re-election, General Mandate to Repurchase Securities and General Mandate to Issue New Shares

Item no. 14 - Notice of 2007 Annual General Meeting

Item no. 26 - Form 3A – Director's and Chief Executive's Notice – Interests in Shares of Listed Corporation

Item no. 27 - Board Minutes dated 5 March 2007

END